      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 17, 2000

                                                      REGISTRATION NO. 333-33666
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                                AMENDMENT NO. 2

                                       TO

                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                                HANDSPRING, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

             DELAWARE                             3571                            77-0490705
 (STATE OR OTHER JURISDICTION OF      (PRIMARY STANDARD INDUSTRIAL             (I.R.S. EMPLOYER
  INCORPORATION OR ORGANIZATION)      CLASSIFICATION CODE NUMBER)            IDENTIFICATION NO.)

                              189 BERNARDO AVENUE
                        MOUNTAIN VIEW, CALIFORNIA 94043
                                 (650) 230-5000
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                                BERNARD WHITNEY
                            CHIEF FINANCIAL OFFICER
                              189 BERNARDO AVENUE
                        MOUNTAIN VIEW, CALIFORNIA 94043
                                 (650) 230-5000
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                                   COPIES TO:

             DENNIS R. DEBROECK, ESQ.                             WILLIAM M. KELLY, ESQ.
             ROBERT A. FREEDMAN, ESQ.                              DAVIS POLK & WARDWELL
                 AUSTIN CHOI, ESQ.                                  1600 EL CAMINO REAL
               BENJAMIN HADARY, ESQ.                              MENLO PARK, CALIFORNIA
                FENWICK & WEST LLP                                    (650) 752-2000
               TWO PALO ALTO SQUARE
            PALO ALTO, CALIFORNIA 94306
                  (650) 494-0600

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:

As soon as practicable after the effective date of this Registration Statement.

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                        CALCULATION OF REGISTRATION FEE


--------------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------------
                                                               PROPOSED MAXIMUM       PROPOSED MAXIMUM
        TITLE OF EACH CLASS               AMOUNT TO BE          OFFERING PRICE       AGGREGATE OFFERING         AMOUNT OF
  OF SECURITIES TO BE REGISTERED         REGISTERED(1)            PER SHARE               PRICE(2)         REGISTRATION FEE(3)
--------------------------------------------------------------------------------------------------------------------------------
Common stock, $0.001 par value per
 share.............................        11,500,000               $22.00              $253,000,000             $66,792
--------------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------------



(1) Includes 1,500,000 shares that the underwriters have the option to purchase to cover over-allotments, if any.



(2) Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(a) under the Securities Act of 1933.



(3) Previously paid.


    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

      THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING OFFERS TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.


                   SUBJECT TO COMPLETION, DATED MAY 17, 2000



                               10,000,000 Shares



                               [HANDSPRING LOGO]


                                  Common Stock

                               ------------------


     Prior to this offering, there has been no public market for our common stock. The initial public offering price of the common stock is expected to be between $19.00 and $22.00 per share. We have applied to list our common stock on The Nasdaq Stock Market's National Market under the symbol "HAND".



     The underwriters have an option to purchase a maximum of 1,500,000 additional shares to cover over-allotments of shares.


     INVESTING IN OUR COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS" ON PAGE 7.

                                                                     UNDERWRITING
                                                        PRICE TO     DISCOUNTS AND     PROCEEDS TO
                                                         PUBLIC       COMMISSIONS    HANDSPRING, INC.
                                                       -----------   -------------   ----------------
Per Share............................................       $             $                $
Total................................................       $             $                $

     Delivery of the shares of common stock will be made on or about
                     , 2000.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

CREDIT SUISSE FIRST BOSTON
               MERRILL LYNCH & CO.
                               DONALDSON, LUFKIN & JENRETTE
                                            U.S. BANCORP PIPER JAFFRAY

          The date of this prospectus is                      , 2000.

DESCRIPTION OF GRAPHICS

                               INSIDE FRONT COVER

     The right two-thirds of the page is a snapshot of the front of a Visor handheld computer. It is set at an angle on the page. The display shows a page from the calendar with entries. The left one-third of the page shows five snapshots of the Visor handheld computer set at a 45 degree angle on the page and in a column, with the display of each showing a different function of the unit. The five displays from the top of the page to the bottom of the page are: calendar, city time, memo list, to do list and the calculator. There are no captions.

                               INSIDE BACK COVER

     The left two-thirds of the page is a snapshot of the back of a Visor handheld computer that is actual size. A module is half-inserted into the Springboard expansion slot. The right one-third of the page shows five snapshots of other modules for the Springboard expansion slot in a column inserted inside a device. Each screenshot shows the springboard module applications. There are no captions.

                               ------------------

                               TABLE OF CONTENTS

                                      PAGE
                                      ----
PROSPECTUS SUMMARY..................    4
RISK FACTORS........................    7
SPECIAL NOTE REGARDING FORWARD-
  LOOKING STATEMENTS................   19
USE OF PROCEEDS.....................   20
DIVIDEND POLICY.....................   20
CAPITALIZATION......................   21
DILUTION............................   22
SELECTED CONSOLIDATED FINANCIAL
  DATA..............................   23
MANAGEMENT'S DISCUSSION AND ANALYSIS
  OF FINANCIAL CONDITION AND RESULTS
  OF OPERATIONS.....................   24


                                      PAGE
                                      ----
BUSINESS............................   29
MANAGEMENT..........................   41
RELATED PARTY TRANSACTIONS..........   51
PRINCIPAL STOCKHOLDERS..............   53
DESCRIPTION OF CAPITAL STOCK........   55
SHARES ELIGIBLE FOR FUTURE SALE.....   57
UNDERWRITING........................   59
NOTICE TO CANADIAN RESIDENTS........   62
LEGAL MATTERS.......................   63
EXPERTS.............................   63
WHERE YOU MAY FIND MORE
  INFORMATION.......................   63
INDEX TO FINANCIAL STATEMENTS.......  F-1


                               ------------------

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS DOCUMENT OR TO WHICH WE HAVE REFERRED YOU. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT. THIS DOCUMENT MAY ONLY BE USED WHERE IT IS LEGAL TO SELL THESE SECURITIES. THE INFORMATION IN THIS DOCUMENT MAY ONLY BE ACCURATE ON THE DATE OF THIS DOCUMENT.


     Except as otherwise indicated, information in this prospectus reflects the following:


     - the conversion of all our outstanding shares of preferred stock into shares of common stock immediately upon the closing of this offering;


     - no exercise of the underwriters' over-allotment option; and



     - a 3-for-2 stock split of our common stock in May 2000.


     Handspring, the Handspring logo, Springboard and Visor are our trademarks. Palm, Palm OS operating system and HotSync are trademarks of Palm, Inc. All other trademarks or trade names appearing elsewhere in this prospectus are the property of their respective owners.

                     DEALER PROSPECTUS DELIVERY OBLIGATION

     UNTIL              , 2000 (25 DAYS AFTER THE COMMENCEMENT OF THIS
OFFERING), ALL DEALERS THAT EFFECT TRANSACTIONS IN THESE SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS OFFERING, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE DEALER'S OBLIGATION TO DELIVER A PROSPECTUS WHEN ACTING AS AN UNDERWRITER AND WITH RESPECT TO UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

                               PROSPECTUS SUMMARY

     This summary highlights information contained elsewhere in this prospectus. This summary is not complete and does not contain all of the information you should consider before buying shares in this offering. You should read the entire prospectus carefully.

                                HANDSPRING, INC.


     We are a leading provider of handheld computers. Our first product, the Visor handheld computer, is a personal organizer that is enhanced by an open expansion slot, which we refer to as our Springboard platform. Since its introduction in October 1999, our Visor has won numerous awards, including PC Magazine's annual "Technical Excellence" award for handheld devices, first place in CNET.com's Consumer Electronics "Top Ten Must-Haves" and inclusion in Business Week's "Best Products of the Year." More than 2,500 developers have registered with Handspring to receive support in developing modules that can be easily snapped into the Springboard expansion slot. Examples of modules commercially available or in development include content such as books and games; consumer applications such as an MP3 player, a digital camera and a global positioning system receiver; and communications applications such as wireless modems and two-way pagers offering Internet and intranet connectivity. We will continue to be an innovator in designing expandable handheld devices that enable new mobile computing and communications applications.


     The handheld computing and communications industry is growing rapidly as users, particularly mobile professionals, increasingly rely on electronic management of critical personal and professional information, interaction with Internet-based information resources and mobile voice and data communications. This increased need for productivity and connectivity "anywhere, anytime" has led to a wide array of handheld devices. Some handheld devices focus on handheld computing functions, including calendar and contact management, while others focus on communications functions, including voice communications, email and Internet access.


     While demand for these devices has grown rapidly, we believe that product evolution in this sector is still in its early stage. International Data Corporation estimates that worldwide shipments of smart handheld devices will grow from approximately 8.2 million units in 1999 to approximately 35.5 million units in 2003. We believe that the emergence of more powerful, flexible devices with increased functionality and broad consumer applications will further expand the potential market for handheld computing and communications devices. The key challenge in addressing this market is designing a device that is small, elegant and easy to use, yet flexible enough to support a wide variety of personal preferences and professional requirements.



     Our team has extensive experience in handheld computing design. Our Visor handheld computer combines the functionality of a handheld organizer with the flexibility of our Springboard expansion slot, enabling users to customize their device to deliver a broad range of applications. Key elements of our solution include:



     - EASY TO USE PRODUCTS. Our Visor handheld computers are designed to delight our customers with a simple, intuitive solution for their computing, information and entertainment needs. In addition, users can simply insert modules into our Springboard expansion slot without the need to separately install or delete software.



     - FLEXIBLE PLATFORM. The Springboard expansion slot enables users to customize the functionality of their Visor handheld computers. To encourage widespread module development, our Springboard expansion slot was designed with an open face allowing great flexibility in the size, form and functionality of the modules that developers create.

     - OPEN DEVELOPMENT ENVIRONMENT. Our Springboard technology provides an open platform to developers, with all documentation available on our Web site, allowing them to create modules without paying royalties or license fees. We offer a wide variety of marketing and support programs to help our developers build successful businesses based on Springboard modules.

     - VALUE LEADERSHIP. Our products are designed to combine superior functionality with competitive pricing in order to drive widespread adoption within the broad consumer market.

     - COMPATIBILITY. The compatibility of our products with the Palm OS operating system, which we have licensed from Palm, allows our Visor handheld computers to run thousands of applications developed for that operating system.

     Our objective is to become a global market leader in the handheld computing and communications marketplace. Key elements of our strategy include:

     - DEVELOP PRODUCTS BASED ON CUSTOMER FOCUSED DESIGN AND INNOVATION. We intend to continue building on the history of innovation of key members of our management and product development teams, who founded and led the Palm Computing business from its inception until the founding of Handspring in mid-1998.

     - PENETRATE LARGE AND GROWING HANDHELD COMPUTING AND COMMUNICATIONS
       MARKET. Our Visor handheld computer's Springboard expandability, organizer functionality and competitive pricing provide us with immediate access to the large and growing handheld computing and communications market.


     - ESTABLISH MULTIPLE REVENUE SOURCES. We intend to derive additional sources of revenue from internally developed Springboard modules, distribution of Springboard modules developed by third parties, product accessories and services.


     - ESTABLISH A STRONG BRAND IDENTITY. Our goal is to establish Handspring as the premier brand in the consumer handheld computing market by creating an image that is innovative, fun, smart, approachable, compelling and personal.

     - ADDRESS ADDITIONAL MARKETS BY ATTRACTING AND SUPPORTING THE DEVELOPMENT COMMUNITY. Our goal is to develop a competitive advantage from a large and innovative developer community focused on our Springboard platform. These developers will enable Handspring to sell into new and broader areas, such as the education and medical device markets.

     - LEVERAGE OUTSOURCE MODEL. Our strategy is to focus on what we do best, creating innovative products. We believe that by outsourcing many other functions, including manufacturing, order fulfillment and repair, we will keep the number of our employees small relative to our scale. This strategy will allow us to be more creative, flexible, aggressive and competitive.


     We initiated our product launch exclusively through our handspring.com Web site. Beginning in March 2000, we extended our distribution to include initially three national retailers, Best Buy, CompUSA and Staples. In May 2000, we expanded our international presence by beginning to sell our products in Europe through both our Web site and retail distribution. In all markets, we plan to work closely with our retail partners to provide an outstanding retail presence, and to enable an efficient channel for broad consumer availability of our products. We recently announced the establishment of our office in Japan in order to start building our business in that market.



     We were incorporated in California as JD Technology, Inc. in July 1998 and changed our name to Handspring, Inc. in November 1998. We reincorporated in Delaware in May 2000. Our principal executive offices are located at 189 Bernardo Avenue, Mountain View, California, and our telephone number is (650) 230-5000. Our Web site address is handspring.com. The information on the Web site is not part of this prospectus.

                                  THE OFFERING


Common stock offered....................     10,000,000 shares



Common stock to be outstanding after the
offering................................     125,253,728 shares


Use of proceeds.........................     For general corporate purposes,
                                             including working capital.


Proposed Nasdaq National Market
Symbol..................................     HAND



     The number of shares of our common stock to be outstanding after this offering is based on the number outstanding on April 1, 2000 plus 895,342 shares issued in May 2000 upon the exercise of a right to purchase shares, and excludes:



     - 20,684,999 shares subject to options outstanding as of April 1, 2000 at a weighted average exercise price of $0.99 per share, and



     - 7,651,243 shares that are available for issuance under our stock option plans.



     After April 1, 2000, we adopted stock option and purchase plans, which will become effective on the effective date of this offering, with a total of 15,750,000 shares available for issuance.


                      SUMMARY CONSOLIDATED FINANCIAL DATA
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)


                                                       PERIOD FROM               PERIOD FROM
                                                      JULY 29, 1998             JULY 29, 1998          NINE MONTHS
                                                   (DATE OF INCEPTION)       (DATE OF INCEPTION)          ENDED
                                                     TO JUNE 30, 1999         TO MARCH 31, 1999       APRIL 1, 2000
                                                  ----------------------    ----------------------    -------------
CONSOLIDATED STATEMENT OF OPERATION DATA:
Revenue.........................................         $    --                   $    --               $ 50,111
Cost of revenue.................................              --                        --                 34,171
Amortization of deferred stock compensation.....           3,646                     2,425                 26,420
Total costs and operating expenses..............           8,835                     4,460                 91,212
Loss from operations............................          (8,835)                   (4,460)               (41,101)
Net loss........................................          (8,389)                   (4,159)               (40,764)
Basic and diluted net loss per share............         $ (0.71)                  $ (0.36)              $  (1.34)
Shares used in calculating basic and diluted net
  loss per share................................          11,772                    11,451                 30,403



                                                                         APRIL 1, 2000
                                                              ------------------------------------
                                                                                        PRO FORMA
                                                               ACTUAL     PRO FORMA    AS ADJUSTED
                                                              --------    ---------    -----------
CONSOLIDATED BALANCE SHEET DATA:
Cash and cash equivalents...................................  $ 17,407     $18,907      $209,082
Working capital.............................................     6,297       7,797       197,972
Total assets................................................    38,651      40,151       230,326
Long-term liabilities.......................................        64          64            64
Redeemable convertible preferred stock......................    27,962          --            --
Total stockholders' equity (deficit)........................   (15,909)     13,553       203,728


     See Note 2 to the notes to our consolidated financial statements for an explanation of the determination of the number of shares used in computing per share data.


     The pro forma column in the consolidated balance sheet data reflects the automatic conversion of all shares of preferred stock into common stock and the exercise of a right to purchase 895,342 shares of common stock at an exercise price of $1.6753 per share in May 2000. The pro forma as adjusted column in the consolidated balance sheet data reflects the receipt of the net proceeds from the sale of shares of common stock offered by us at the assumed initial public offering price of $20.50 per share, after deducting the estimated underwriting discounts and commissions and offering expenses payable by us.

                                  RISK FACTORS

     You should carefully consider the risks described below before making a decision to buy our common stock. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also materialize and impair our business operations. If any of the following risks actually materializes, our business could be harmed. In that case, the trading price of our common stock could decline, and you might lose all or part of your investment. You should also refer to the other information set forth in this prospectus, including our financial statements and the related notes.

                   RISKS RELATED TO OUR BUSINESS AND INDUSTRY

OUR LIMITED OPERATING HISTORY MAKES IT DIFFICULT FOR YOU TO EVALUATE OUR BUSINESS AND PROSPECTS.

     We incorporated in July 1998. We did not start selling our Visor handheld computer or generating revenue until the quarter ended January 1, 2000. Accordingly, we are still in the early stages of development and have only a limited operating history upon which you can evaluate our business. The revenue and income potential of our products and business are unproven. You should consider our chances of financial and operational success in light of the risks, uncertainties, expenses, delays and difficulties associated with starting a new business in a highly competitive field, many of which may be beyond our control. If we fail to address these risks, uncertainties, expenses, delays and difficulties, the value of your investment will decline.

FLUCTUATIONS IN OUR QUARTERLY REVENUES AND OPERATING RESULTS MIGHT LEAD TO REDUCED PRICES FOR OUR STOCK.

     Given our lack of operating history, you should not rely on quarter-to-quarter comparisons of our results of operations as an indication of our future performance. In some future periods, our results of operations could be below the expectations of investors and public market analysts, if any choose to follow our stock. In this event, the price of our common stock would likely decline. Factors that are likely to cause our results to fluctuate include the following:

     - the announcement and timely introduction of new products by us and our competitors;

     - the timing and the availability of software programs and Springboard modules that are compatible with our products;

     - market acceptance of existing and future versions of our products and compatible Springboard modules;

     - fluctuations in the royalty rates and manufacturing costs we pay to produce our handheld computers;

     - the seasonality of our product sales;

     - our ability to avoid potential system failures on our Web site;

     - the price of products that both we and our competitors offer; and

     - the mix of products that we offer.

WE HAVE A HISTORY OF LOSSES, WE EXPECT LOSSES TO CONTINUE AND WE MIGHT NOT ACHIEVE OR MAINTAIN PROFITABILITY.


     Our accumulated deficit as of April 1, 2000 was approximately $49.2 million. We had net losses of approximately $8.4 million for the period from July 29, 1998 (date of inception) to June 30, 1999 and $40.8 million in the first nine months of fiscal 2000. To date we have funded our operations primarily through the sale of equity securities. Moreover, we expect to incur significant operating expenses. We also expect to incur substantial non-cash costs relating to the amortization of deferred compensation, which will contribute to our net losses. As of April 1, 2000, we had a total of $63.5 million of deferred compensation to be amortized. As a result, we expect to continue to incur losses into calendar year 2001. Even if we ultimately do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis. If our revenue grows more slowly than we anticipate, or if our operating expenses exceed our expectations and cannot be adjusted accordingly, our business will be harmed. See "Selected Consolidated Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" for a more complete description of our historical losses.


WE DEPEND HEAVILY UPON OUR LICENSE FROM PALM, INC. AND OUR FAILURE TO MAINTAIN THIS LICENSE COULD SERIOUSLY HARM OUR BUSINESS.

     We rely on technologies that we license or acquire from third parties, including Palm. Our failure to maintain these licenses could seriously harm our business. The Palm OS operating system is integrated with our internally-developed software and hardware, and is used to enhance the value of our products. Our license of the Palm OS operating system is critical to our Visor handheld computer. The license agreement extends until September 2003 and may be renewed for successive one-year terms if both parties agree. It is possible that Palm will choose not to renew the license at the end of its term for competitive or other reasons. Upon expiration or termination of the Palm OS operating system license agreement, other than due to our breach, we may choose to keep the license granted under the agreement for two years following the expiration or termination. However, the license during this two-year period is limited and does not entitle us to upgrades to the Palm OS operating system. If we were not a licensee of the Palm OS operating system, we would be required to license a substitute operating system, which could be less desirable and could be costly in terms of cash and other resources. In the alternative, we could develop our own operating system, which would take considerable time, resources and expense, would divert our engineers' attention from product innovations and would not have the advantage of Palm OS operating system applications compatability. In addition, we may not assign that license agreement to a third party without the written consent of Palm unless it is to a purchaser of substantially all of our assets who is not a competitor of Palm. The existence of these license termination provisions may have an anti-takeover effect in that it could discourage competitors of Palm from acquiring us.


OUR BUSINESS COULD BE HARMED BY LAWSUITS WHICH HAVE BEEN FILED OR MAY IN THE FUTURE BE FILED AGAINST PALM INVOLVING THE PALM OS OPERATING SYSTEM.



     Suits against Palm involving the Palm OS operating system, which we license from Palm, could adversely affect us. A disruption in Palm's business because of these suits could disrupt our operations and cost us money. Palm is a defendant in several patent infringement lawsuits involving the Palm OS operating system. Although we are not a party to these cases and we are indemnified by Palm for damages arising from lawsuit of this type, we could still be adversely affected by a determination adverse to Palm as a result of market uncertainty or product changes that could arise from such a determination.


A SIGNIFICANT PORTION OF OUR REVENUES HAS BEEN DERIVED FROM SALES ON OUR WEB SITE AND SYSTEM FAILURES OR DELAYS HAVE IN THE PAST AND MIGHT IN THE FUTURE HARM OUR BUSINESS.

     To date, we have generated a significant portion of our revenue through our Web site. As a result, our business depends on our ability to maintain and expand our computer systems. We must also protect our computer systems against damage from fire, water, power loss, telecommunications failures, computer viruses, vandalism and other malicious acts and similar unexpected adverse events. During our initial product launch, we experienced system interruptions and slowdowns due to an improper design and implementation of our Web site from which consumers purchase our products. This caused long wait times on our Web site, long delivery times, lost orders, lost revenues and harm to our reputation. Despite precautions we have taken, unanticipated problems affecting our systems could again in the future cause temporary interruptions or delays in the services we provide. Our customers might become dissatisfied by any system failure or delay that interrupts our ability to provide service to them or slows our response time. Sustained or repeated system failures or delays would affect our reputation, which would harm our business. Slow response time or system failures could also result from straining the capacity of our systems due to an increase in the volume of traffic on our Web site. While we carry business interruption insurance, it might not be sufficient to cover any serious or prolonged emergencies.


WE EXPECT TO INCREASE OUR RELIANCE ON RETAILERS TO SELL OUR PRODUCTS, AND DISRUPTIONS IN THIS CHANNEL AND OTHER EFFECTS OF SELLING THROUGH RETAILERS WOULD HARM OUR ABILITY TO GENERATE REVENUES FROM THE SALE OF OUR HANDHELD COMPUTERS.



     We sell our products both through our handspring.com Web site as well as through major retail partners. In March 2000, we entered into agreements with Best Buy, CompUSA (and Wynit, Inc., a supplier to CompUSA) and Staples to resell our products in their stores in the United States. In May 2000 we began selling our products through major European retailers, namely Dixons in the United Kingdom and MediaMarkt in Germany (and ALSO ABC Trading GmbH, a supplier to MediaMarkt). We expect to add additional retail partners through the remainder of 2000 including U.S. and Canadian retail chains, retailers in other international markets and Internet retailers. Because we expect to increase the portion of our products we sell to retailers, we are subject to many risks, including the following:



     - retailers may not maintain inventory levels sufficient to meet customer demand;



     - if we reduce the prices of our products, we may have to compensate retailers for the difference between the higher price they paid to buy their inventory and the new lower prices;



     - product returns could increase as a result of our strategic interest in assisting retailers in balancing inventories;



     - retailers may emphasize our competitors' products or decline to carry our products;



     - we may not be able to attract or retain a sufficient number of qualified retailers; and



     - as increased sales are made through our retail distribution channel, a conflict may develop between that channel and direct sales through our handspring.com Web site;



     In addition, as revenues through our retail distribution channel increase as a percentage of total revenues, we expect our gross margins will decrease as sales through retailers are made at lower margins than sales through our Web site. We also expect a higher percentage of retail distribution sales to negatively impact our cash cycle.



OUR PRODUCTION WOULD BE SERIOUSLY HARMED IF OUR SUPPLIERS ARE NOT ABLE TO MEET OUR DEMAND AND ALTERNATIVE SOURCES ARE NOT AVAILABLE.



     Our products contain components, including liquid crystal displays, touch panels, memory chips and microprocessors, that are procured from a variety of suppliers. We do not carry any inventory of our products or product components. We rely on our suppliers to deliver necessary components in a timely manner based on forecasts that we provide. At various times, some of the key components for handheld computers, including display components and flash memory, have been in short supply, taking up to 180 days between ordering and delivery. The recurrence of this delay would harm our ability to deliver our products on a timely basis. The cost, quality and availability of components are essential to the successful production and timely sale of our products.



     Some components, such as displays, power supply integrated circuits, microprocessors and certain discrete components, come from sole or single source suppliers. Alternative sources are not currently available for these sole and single source components. If suppliers are unable to meet our demand for sole source components and if we are unable to obtain an alternative source or if the price for an alternative source is prohibitive, our ability to maintain timely and cost-effective production of our handheld computer products would be seriously harmed. In addition, because we rely on purchase orders rather than long-term contracts with our suppliers, including our sole and single source suppliers, we cannot predict with certainty our ability to procure components in the longer term. If we receive a smaller allocation of components than is necessary to manufacture products in quantities sufficient to meet customer demand, customers could choose to purchase competing products.


IF WE FAIL TO KEEP UP WITH RAPID TECHNOLOGICAL CHANGE AND EVOLVING INDUSTRY STANDARDS, OUR PRODUCTS COULD BECOME LESS COMPETITIVE OR OBSOLETE.

     The market for our products is characterized by rapidly changing technology, evolving industry standards, changes in customer needs, heavy competition and frequent new product introductions. If we fail to modify or improve our products in response to changes in technology or industry standards, our products could rapidly become less competitive or obsolete. Our future success will depend, in part, on our ability to:

     - use leading technologies effectively;

     - continue to develop our technical expertise;

     - enhance our current products and develop new products that meet changing customer needs;

     - time new product introductions in a way that minimizes the impact of customers delaying purchases of existing products in anticipation of new product releases;

     - adjust the prices of our existing products to increase customer demand;

     - successfully advertise and market our products; and

     - influence and respond to emerging industry standards and other technological changes.

     We must respond to changing technology and industry standards in a timely and cost-effective manner. We may not be successful in effectively using new technologies, developing new products or enhancing our existing products on a timely basis. These new technologies or enhancements may not achieve market acceptance. Our pursuit of necessary technology may require substantial time and expense. We may need to license new technologies to respond to technological change. These licenses may not be available to us on terms that we can accept. Finally, we may not succeed in adapting our products to new technologies as they emerge.

IF WE ARE NOT SUCCESSFUL IN THE DEVELOPMENT AND INTRODUCTION OF NEW PRODUCTS, DEMAND FOR OUR PRODUCTS COULD DECREASE.

     We depend on our ability to develop new or enhanced products that achieve rapid and broad market acceptance. We may fail to identify new product opportunities successfully and develop and bring to market new products in a timely manner. In addition, our product innovations may not achieve the market penetration or price stability necessary for profitability.

     As the uses for our Visor handheld computer and potential uses for our Springboard slot continue to evolve, we plan to develop additional complementary products and services as additional sources of revenue. Accordingly, we may change our business model to take advantage of new business opportunities, including business areas in which we do not have extensive experience. For

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

example, we may create products that rely on a wireless infrastructure. If we fail to develop these or other products successfully, our business would be harmed.

IF POPULAR SPRINGBOARD MODULES ARE NOT DEVELOPED FOR OUR VISOR HANDHELD COMPUTER, DEMAND FOR OUR PRODUCTS MAY BE LIMITED.

     To differentiate our products from competitors and attract large numbers of consumer purchasers of our products, we and third parties need to develop compelling Springboard modules for our Visor handheld computer. We may be unable to attract a sufficient number of talented third-party Springboard module developers because of our relatively small market share in the handheld computer industry or for technological or other reasons. There is a limited number of Springboard modules available for sale. If Springboard module developers fail to anticipate market needs in a timely manner, or if there is not a successful distribution outlet for the sale of Springboard modules, demand for our Visor handheld computer may diminish.

OUR REPUTATION COULD BE HARMED IF THE SPRINGBOARD MODULES DEVELOPED BY THIRD PARTIES ARE DEFECTIVE.

     Because we offer an open development environment, third party developers are free to design, market and sell modules for our Springboard slot without our consent, endorsement or certification. Nevertheless our reputation is inextricably tied to the Springboard modules designed for our Visor handheld computer. If modules sold by third parties are defective or are of poor quality, our reputation could be harmed and the demand for our Visor handheld computer and modules could decline.

IF THE EXPANDABLE DESIGN OF OUR PRODUCTS IS NOT ACCEPTED BY CONSUMERS, OUR REVENUES WILL FAIL TO MEET OUR EXPECTATIONS.

     Much of the perceived value of our Visor handheld computer lies in the Springboard expansion slot, which enables users to add functions by inserting modules into the base device. Many of these modules will perform functions that are today generally performed by a dedicated standalone device. While we believe that the simple customization provided by the Springboard slot will be attractive to users, the uniqueness of the feature combined with the recent introduction of the product make it unclear whether consumers will prefer our approach as compared either to multiple dedicated devices or to other designs for multifunction devices.

IF WE FAIL TO ACCURATELY ANTICIPATE DEMAND FOR OUR PRODUCTS, WE MAY NOT BE ABLE TO SECURE SUFFICIENT QUANTITIES OR COST-EFFECTIVE PRODUCTION OF OUR HANDHELD COMPUTERS OR WE COULD HAVE COSTLY EXCESS PRODUCTION.

     Because we have a limited operating history and did not begin selling our products until October 1999, we have very little information about demand for our products. The demand for our products depends on many factors and is difficult to forecast. We experienced product shortages when we introduced our Visor handheld computer because we underestimated initial demand. We expect that it will become even more difficult to forecast demand as we introduce and support multiple products and as competition in the market for our products intensifies. Significant unanticipated fluctuations in demand could cause problems in our operations.

     If demand does not develop as expected, we could have excess production resulting in excess inventories of finished products and components, which would use cash. We have limited capability to reduce manufacturing capacity within a 90-day period. Excess materials would likely result in material scrap and obsolesence costs.

     If demand exceeds our expectations, we will need to rapidly increase production at our third-party manufacturers. We will also need our suppliers to provide additional volumes of components, which may not be possible within our timeframe. For example, some components, including plastics, require a lead time of approximately three months to increase quantity. Even if we are able to obtain enough components, our third-party manufacturers might not be able to produce enough of our products as fast as we need them. The inability of either our manufacturers or our suppliers to increase production rapidly enough could cause us to fail to meet customer demand. In addition, rapid increases in production levels to meet unanticipated demand could result in higher costs for manufacturing and supply of components and other expenses. These higher costs would lower our profit margins.

IF ANY OF OUR MANUFACTURING PARTNERS FAIL TO PRODUCE QUALITY PRODUCTS ON TIME AND IN SUFFICIENT QUANTITIES, OUR REPUTATION AND RESULTS OF OPERATIONS WOULD SUFFER.


     We depend on third-party manufacturers to produce sufficient volume of our handheld devices, modules and accessories in a timely fashion and at satisfactory quality levels. The cost, quality and availability of third-party manufacturing operations are essential to the successful production and sale of our products. We have a manufacturing agreement with Flextronics under which we order products on a purchase order basis in accordance with a forecast. In addition, in April 2000, we qualified a second manufacturer of our products, Solectron. We expect Solectron's Guadalajara, Mexico facility to be operational by the end of summer 2000. The absence of dedicated capacity under our manufacturing agreements means that, with little or no notice, our manufacturers could refuse to continue to manufacture all or some of the units of our devices that we require or change the terms under which they manufacture our device products. If they were to stop manufacturing our devices, it could take up to six months to qualify an alternative manufacturer to replace the lost manufacturing capacity and our results of operations could be harmed. In addition, if our manufacturers were to change the terms under which they manufacture for us, our manufacturing costs could increase and our profitability could suffer.


     Our reliance on third-party manufacturers exposes us to the following risks outside our control:

     - unexpected increases in manufacturing and repair costs;

     - interruptions in shipments if one of our manufacturers is unable to complete production;

     - inability to control quality of finished products;

     - inability to control delivery schedules;

     - unpredictability of manufacturing yields; and

     - potential lack of adequate capacity to fill all or a part of the services we require.


WE RELY ON THIRD PARTIES FOR ORDER FULFILLMENT, REPAIR SERVICES AND TECHNICAL SUPPORT. OUR REPUTATION AND RESULTS OF OPERATIONS COULD BE HARMED BY OUR INABILITY TO CONTROL THEIR OPERATIONS.


     We rely on third parties to package and ship customer orders, repair units and provide technical support. If our order fulfillment services, repair services or technical support services are interrupted or experience quality problems, our ability to meet customer demands would be harmed, causing a loss of revenue and harm to our reputation. Although we have the ability to add new service providers or replace existing ones, transition difficulties and lead times involved in developing additional or new third party relationships could cause interruptions in services and harm our business.

WE EXPECT TO FACE SEASONALITY IN OUR SALES, WHICH COULD CAUSE OUR QUARTERLY OPERATING RESULTS TO FLUCTUATE.

     We expect to experience seasonality in the sales of our products. We anticipate sales to be higher in our second fiscal quarter due to increased consumer spending patterns on electronic devices

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

during the holiday season. We also expect that sales may decline during the summer months because of typical slower consumer spending in this period. These seasonal variations in our sales may lead to fluctuations in our quarterly operating results.

OUR FAILURE TO DEVELOP BRAND RECOGNITION COULD LIMIT OR REDUCE THE DEMAND FOR OUR PRODUCTS.

     We believe that continuing to strengthen our brand will be critical to increasing demand for, and achieving widespread acceptance of, our handheld computer products. Some of our competitors and potential competitors have better name recognition and powerful brands. Promoting and positioning our brand will depend largely on the success of our marketing efforts, our ability and the ability of third party developers to deliver software and Springboard modules that are engaging to our users and our ability to provide high quality support. To promote our brand, we expect to increase our marketing expenditures and otherwise increase our financial commitment to creating and maintaining brand loyalty among users. Brand promotion activities may not yield increased revenues or customer loyalty and, even if they do, any increased revenues may not offset the expenses we incur in building and maintaining our brand.


IF WE ARE UNABLE TO COMPETE EFFECTIVELY WITH EXISTING OR NEW COMPETITORS, OUR RESULTING LOSS OF COMPETITIVE POSITION COULD RESULT IN PRICE REDUCTIONS, FEWER CUSTOMER ORDERS, REDUCED MARGINS AND LOSS OF MARKET SHARE.


     The market for handheld computing and communication products is highly competitive and we expect competition to increase in the future. Some of our competitors or potential competitors have significantly greater financial, technical and marketing resources than we do. These competitors may be able to respond more rapidly than us to new or emerging technologies or changes in customer requirements. They may also devote greater resources to the development, promotion and sale of their products than we do.

     Our handheld computers compete with a variety of handheld devices, including keyboard-based devices, sub-notebook computers, smart phones and two-way pagers. Our principal competitors include:

     - Palm, from whom we license the Palm OS operating system;


     - licensees of the Microsoft Windows CE operating system for devices such as the PocketPC, including Casio, Compaq and Hewlett-Packard;


     - members of the Symbian consortium, including Psion, Ericsson and Motorola; and

     - other Palm OS operating system licensees, including Nokia, Sony and QUALCOMM.


     We expect our competitors to continue to improve the performance of their current products and to introduce new products, services and technologies. For example, in April 2000, Microsoft and its partners introduced the PocketPC handheld computer based on Microsoft's Windows CE operating system. Successful new product introductions or enhancements by our competitors could reduce sales and the market acceptance of our products, cause intense price competition or make our products obsolete. To be competitive, we must continue to invest significant resources in research and development, sales and marketing and customer support. We cannot be sure that we will have sufficient resources to make these investments or that we will be able to make the technological advances necessary to be competitive. Increased competition could result in price reductions, fewer customer orders, reduced margins and loss of market share. Our failure to compete successfully against current or future competitors could seriously harm our business.

OUR MANAGEMENT AND INTERNAL SYSTEMS MIGHT BE INADEQUATE TO HANDLE OUR POTENTIAL GROWTH.


     We have experienced rapid growth and expansion since our inception. From July 29, 1998 to April 1, 2000, we increased the number of our employees from two to 132. This growth has placed, and will continue to place, a significant strain on our management and information systems and operational and financial resources. To manage future growth, our management must continue to improve our operational and financial systems and expand, train, retain and manage our employee base. Our management may not be able to manage our growth effectively. If our systems, procedures and controls are inadequate to support our operations, our expansion would be halted and we could lose our opportunity to gain significant market share. Any inability to manage growth effectively may harm our business.


OUR PRODUCTS MAY CONTAIN ERRORS OR DEFECTS, WHICH COULD RESULT IN THE REJECTION OF OUR PRODUCTS AND DAMAGE TO OUR REPUTATION, AS WELL AS LOST REVENUES, DIVERTED DEVELOPMENT RESOURCES AND INCREASED SERVICE COSTS AND WARRANTY CLAIMS.

     Our Visor handheld computer and Springboard modules are complex and must meet stringent user requirements. We must develop our products quickly to keep pace with the rapidly changing handheld computing and communications market. Products as sophisticated as ours are likely to contain undetected errors or defects, especially when first introduced or when new models or versions are released. In addition, we have been selling our products for only a very short period of time. In the future, we may experience delays in releasing new products as problems are corrected. Our products may not be free from errors or defects after commercial shipments have begun, which could result in the rejection of our products, damage to our reputation, lost revenues, diverted development resources and increased customer service and support costs and warranty claims. In addition, some undetected errors or defects may only become apparent as new functions are added to our Visor handheld computer through the use of future Springboard modules. Currently, consumers may return their Visor handheld computer for any reason within 30 days of purchase. In addition, we warrant that our hardware will be free of defects for one year from date of purchase. Delays, costs and damage to our reputation due to product defects could harm our business.

IF WE LOSE OUR KEY PERSONNEL, WE MAY NOT BE ABLE TO MANAGE OUR BUSINESS SUCCESSFULLY.

     Our future success depends to a significant extent on the continued service of our key technical, sales and senior management personnel and their ability to execute our growth strategy. In particular, we rely on Jeffrey C. Hawkins, our Chief Product Officer, Donna L. Dubinsky, our Chief Executive Officer, and Edward T. Colligan, our Senior Vice President, Marketing and Sales. The loss of the services of any of our senior level management, or other key employees, could harm our business. Our future performance will depend, in part, on the ability of our executive officers to work together effectively. Our executive officers may not be successful in carrying out their duties or running our company. Any dissent among executive officers could impair our ability to make strategic decisions quickly in a rapidly changing market.

IF WE FAIL TO ATTRACT, RETAIN AND MOTIVATE QUALIFIED EMPLOYEES, OUR ABILITY TO EXECUTE OUR BUSINESS PLAN WOULD BE COMPROMISED.

     Our future success also depends on our ability to attract, retain and motivate highly skilled employees. Competition for employees in our industry is intense. Although we provide compensation packages that include stock options, cash incentives and other employee benefits, we may be unable to retain our key employees or to attract, assimilate and retain other highly qualified employees in the future. For example, after this offering, fluctuations in the market price of our common stock could lead potential and existing employees to believe that our equity incentives are less attractive, which could adversely affect our ability to attract and retain qualified employees. We expect to experience difficulty in hiring and retaining highly skilled employees with appropriate qualifications.

WE DEPEND ON PROPRIETARY RIGHTS TO DEVELOP AND PROTECT OUR TECHNOLOGY.

     Our success and ability to compete substantially depends on our internally developed proprietary technologies, which we protect through a combination of patent, copyright, trade secret and trademark laws. No U.S. or foreign patents have been granted to us and only three U.S. patent applications have been filed. Patent applications or trademark registrations may not be approved. Even if they are approved, our patents or trademarks may be successfully challenged by others or invalidated. In addition, any patents that may be granted to us may not provide us a significant competitive advantage. If our trademark registrations are not approved because third parties own these trademarks, our use of these trademarks would be restricted unless we enter into arrangements with the third-party owners, which might not be possible on commercially reasonable terms or at all. If we fail to protect or enforce our intellectual property rights successfully, our competitive position could suffer.

     We may be required to spend significant resources to monitor and police our intellectual property rights. We may not be able to detect infringement and may lose competitive position in the market before we do so. In addition, competitors may design around our technology or develop competing technologies. Intellectual property rights may also be unavailable or limited in some foreign countries, which could make it easier for competitors to capture market share.

WE COULD BE SUBJECT TO CLAIMS OF INFRINGEMENT OF THIRD-PARTY INTELLECTUAL PROPERTY, WHICH COULD RESULT IN SIGNIFICANT EXPENSE AND LOSS OF INTELLECTUAL PROPERTY RIGHTS.


     Our industry is characterized by uncertain and conflicting intellectual property claims and frequent intellectual property litigation, especially regarding patent rights. From time to time, third parties have in the past and may in the future assert patent, copyright, trademark or other intellectual property rights to technologies that are important to our business. We recently received a letter from NCR notifying us of potential infringement of its patents. While we are still reviewing these patents, we do not believe that resolution of this matter would have a material impact on us. We may in the future receive other notices of claims that our products infringe or may infringe intellectual property rights. Any litigation to determine the validity of these claims, including claims arising through our contractual indemnification of our business partners, regardless of their merit or resolution, would likely be costly and time consuming and divert the efforts and attention of our management and technical personnel. We cannot assure you that we would prevail in this litigation given the complex technical issues and inherent uncertainties in intellectual property litigation. If this litigation resulted in an adverse ruling, we could be required to:


     - pay substantial damages;

     - cease the manufacture, use or sale of infringing products;

     - discontinue the use of certain technology; or

     - obtain a license under the intellectual property rights of the third party claiming infringement, which license may not be available on reasonable terms, or at all.


OUR FUTURE RESULTS COULD BE HARMED BY ECONOMIC, POLITICAL, REGULATORY AND OTHER RISKS ASSOCIATED WITH INTERNATIONAL SALES AND OPERATIONS.



     To date, we have generated substantially all of our revenue from sales in the United States. In May 2000, we entered the European market, and we expect to enter additional international markets over time. To the extent that our revenue from international operations represents an increasing portion of our total revenue, we will be subject to increased exposure to international risks. In addition, the facility where our Visor handheld computers are manufactured today is located outside the United States. A substantial number of our material suppliers are based outside of the United States, and are subject to a wide variety of international risks. Accordingly, our future results could be harmed by a variety of factors, including:

     - changes in foreign currency exchange rates;

     - changes in a specific country's or region's political or economic conditions, particularly in emerging markets;

     - trade protection measures and import or export licensing requirements;

     - development risks and expenses associated with customizing our products for local languages;

     - potentially negative consequences from changes in tax laws;

     - impact of natural disasters with an inability of the local government to quickly provide recovery services;

     - difficulty in managing widespread sales and manufacturing operations; and

     - less effective protection of intellectual property.

WE MAY PURSUE STRATEGIC ACQUISITIONS AND WE COULD FAIL TO SUCCESSFULLY INTEGRATE ACQUIRED BUSINESSES.

     We expect to evaluate acquisition opportunities that could provide us with additional product or services offerings, technologies or additional industry expertise. Any future acquisition could result in difficulties assimilating acquired operations and products, diversion of capital and management's attention away from other business issues and opportunities and amortization of acquired intangible assets. Integration of acquired companies may result in problems related to integration of technology and management teams. Our management has had limited experience in assimilating acquired organizations and products into our operations. We could fail to integrate the operations, personnel or products that we may acquire in the future. If we fail to successfully integrate acquisitions, our business could be materially harmed.

WE MIGHT NEED ADDITIONAL CAPITAL IN THE FUTURE AND ADDITIONAL FINANCING MIGHT NOT BE AVAILABLE.

     We currently anticipate that our available cash resources, combined with the net proceeds from this offering and financing available under our existing loan agreement, will be sufficient to meet our anticipated working capital and capital expenditure requirements for the next 12 months. However, our resources may prove to be insufficient for these working capital and capital expenditure requirements. We may need to raise additional funds through public or private debt or equity financing in order to:

     - take advantage of opportunities, including the purchase of technologies or acquisitions of complementary businesses;

     - develop new products or services; or

     - respond to competitive pressures.

     Any additional financing we need may not be available on terms acceptable to us, or at all. If adequate funds are not available or are not available on acceptable terms, we might not be able to take advantage of unanticipated opportunities, develop new products or services or otherwise respond to unanticipated competitive pressures, and our business could be harmed. Our forecast of the period of time through which our financial resources will be adequate to support our operations is a forward-looking statement that involves risks and uncertainties, and actual results could vary materially as a result of a number of factors, including those set forth in this "Risk Factors" section.

                         RISKS RELATED TO THIS OFFERING

THE PRICE OF OUR COMMON STOCK IS LIKELY TO BE VOLATILE AND SUBJECT TO WIDE FLUCTUATIONS.

     The market price of the securities of technology-related companies have been especially volatile. Thus, the market price of our common stock is likely to be subject to wide fluctuations. If our revenues do not grow or grow more slowly than we anticipate, or, if operating or capital expenditures exceed our expectations and cannot be adjusted accordingly, or if some other event adversely affects us, the market price of our common stock could decline. In addition, if the market for technology-related stocks or the stock market in general experiences a loss in investor confidence or otherwise fails, the market price of our common stock could fall for reasons unrelated to our business, results of operations and financial condition. The market price of our stock also might decline in reaction to events that effect other companies in our industry even if these events do not directly affect us. The initial public offering price of the common stock will be determined through negotiations between the representatives of the underwriters and us and may not be representative of the price that will prevail in the open market. You might be unable to resell your shares of our common stock at or above the offering price. In the past, companies that have experienced volatility in the market price of their stock have been the subject of securities class action litigation. If we were to become the subject of securities class action litigation, it could result in substantial costs and a diversion of management's attention and resources.

PROVISIONS IN OUR CHARTER DOCUMENTS MIGHT DETER A COMPANY FROM ACQUIRING US.

     We have adopted a classified board of directors. In addition, our stockholders are unable to call special meetings of stockholders, to act by written consent, to remove any director or the entire board of directors without a super majority vote or to fill any vacancy on the board of directors. Our stockholders must also meet advance notice requirements for stockholder proposals. Our board of directors may also issue preferred stock without any vote or further action by the stockholders. These provisions and other provisions under Delaware law could make it more difficult for a third party to acquire us, even if doing so would benefit our stockholders. See "Description of Capital Stock" for a more complete description of the anti-takeover provisions of our charter and Delaware law.

OUR OFFICERS AND DIRECTORS EXERT SUBSTANTIAL INFLUENCE OVER US.


     We anticipate that our executive officers, our directors and entities affiliated with them together will beneficially own approximately 83.2% of our outstanding common stock following the completion of this offering. As a result, these stockholders will be able to exercise substantial influence over all matters requiring approval by our stockholders, including the election of directors and approval of significant corporate transactions. This concentration of ownership may also have the effect of delaying or preventing a change in our control that may be viewed as beneficial by other stockholders.


MANAGEMENT COULD INVEST OR SPEND THE PROCEEDS OF THIS OFFERING IN WAYS WITH WHICH OUR STOCKHOLDERS MIGHT NOT AGREE.

     We have no specific allocations for the net proceeds of this offering. Consequently, management will retain a significant amount of discretion over the application of these proceeds. Because of the number and variability of factors that will determine our use of these proceeds, our applications may vary substantially from our current intentions to invest the net proceeds of the offering in short-term, interest-bearing, investment-grade securities.

FUTURE SALES OF SHARES BY EXISTING STOCKHOLDERS COULD AFFECT OUR STOCK PRICE.


     If our existing stockholders sell substantial amounts of our common stock in the public market following this offering, the market price of our common stock could decline. Based on shares outstanding as of April 1, 2000, upon completion of this offering we will have outstanding approximately 125,253,728 shares of common stock including the exercise of a right to purchase 895,342 shares of common stock in May 2000 and assuming no exercise of the underwriters' over-allotment option. Of these shares, only the 10,000,000 shares of common stock sold in this offering will be freely tradeable, without restriction, in the public market. After the lockup agreements pertaining to this offering expire 180 days from the date of this prospectus, an additional 115,253,728 shares will be eligible for sale in the public market at various times, 102,980,142 of which are held by directors, executive officers and other affiliates, and are subject to volume limitations under Rule 144 of the Securities Act of 1933 and various vesting agreements. In addition, the 20,684,999 shares subject to outstanding options and 23,401,243 shares reserved for future issuance under our stock option and purchase plans will become eligible for sale in the public market to the extent permitted by the provisions of various vesting agreements, the lock-up agreements and Rules 144 and 701 under the Securities Act. See "Shares Eligible for Future Sale" for more information regarding shares of our common stock that may be sold by existing stockholders after the closing of this offering.


YOU WILL INCUR IMMEDIATE AND SUBSTANTIAL DILUTION.


     The initial public offering price is substantially higher than the pro forma net book value per share of the outstanding common stock. As a result, if you purchase common stock in this offering, you will incur immediate and substantial dilution in the amount of $18.87 per share. In addition, we have issued options to acquire common stock at prices significantly below the initial public offering price. To the extent these outstanding options are exercised, you will be further diluted. See "Dilution" for a more complete description of the dilution that you will incur.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     We have made statements under the captions "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business" and in other sections of this prospectus that are forward-looking statements. In some cases, you can identify these statements by forward-looking words such as "may," "might," "will," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential" or "continue," the negative of these terms and other comparable terminology. These forward-looking statements, which are subject to risks, uncertainties and assumptions about us, may include projections of our future financial performance, our anticipated growth strategies and anticipated trends in our business. These statements are only predictions based on our current expectations and projections about future events. There are important factors that could cause our actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements, including those factors discussed under the caption entitled "Risk Factors." You should specifically consider the numerous risks outlined under "Risks Factors."

     Although we believe the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of any of these forward-looking statements. We are under no duty to update any of these forward-looking statements after the date of this prospectus to conform our prior statements to actual results or revised expectations.

                                USE OF PROCEEDS


     We estimate that the net proceeds to us from the sale of 10,000,000 shares of common stock in this offering will be approximately $190.2 million, or approximately $218.9 million if the underwriters exercise their over-allotment option in full, at an assumed initial public offering price of $20.50 per share, after deducting the estimated underwriting discounts and commissions and offering expenses payable by us.



     The principal purposes of this offering are to obtain additional working capital, establish a public market for our common stock and facilitate our future access to public capital markets. We currently expect to use the net proceeds from this offering for general corporate purposes, including sales and marketing expenses and working capital. Our management will retain broad discretion in the allocation of the net proceeds of this offering. The amounts we actually spend will depend on a number of factors, including the amount of our future revenues and other factors described elsewhere in this prospectus. We may use a portion of the net proceeds to acquire or invest in complementary businesses, technologies, products or services. We have no present commitments or agreements with respect to any acquisition or investment. Pending these uses, we intend to invest the net proceeds in short-term, interest-bearing, investment-grade securities.


                                DIVIDEND POLICY

     We have never declared or paid cash dividends on our capital stock. We currently expect to retain earnings, if any, to finance the growth and development of our business. Therefore, we do not anticipate declaring or paying cash dividends on our common stock in the foreseeable future. In addition, under our loan agreement with Comdisco, Inc., we cannot declare or pay any cash dividend without the prior written consent of Comdisco.

                                 CAPITALIZATION


     The following table sets forth our capitalization as of April 1, 2000. Our capitalization is presented:


     - on an actual basis;


     - on a pro forma basis to reflect the conversion of our outstanding preferred stock into common stock immediately prior to the closing of this offering and the exercise of a right to purchase 895,342 shares of common stock at an exercise price of $1.6753 per share in May 2000; and



     - on a pro forma as adjusted basis to reflect the sale of the shares of common stock offered by us at an assumed initial public offering price of $20.50 per share, after deducting the estimated underwriting discounts and commissions and offering expenses payable by us.



                                                                  APRIL 1, 2000
                                                       ------------------------------------
                                                                                 PRO FORMA
                                                        ACTUAL     PRO FORMA    AS ADJUSTED
                                                       --------    ---------    -----------
                                                         (IN THOUSANDS, EXCEPT SHARE AND
                                                                PER SHARE AMOUNTS)
Long-term liabilities................................  $     64    $     64      $     64
  Redeemable convertible preferred stock, $0.001 par
     value per share, 9,300,000 shares authorized,
     actual and pro forma, 9,005,430 shares issued
     and outstanding, actual, no shares, issued or
     outstanding, pro forma and no shares authorized,
     issued or outstanding pro forma as adjusted.....    27,962          --            --
Stockholders' equity (deficit):
  Preferred stock, $0.001 par value per share, no
     shares authorized, actual or pro forma,
     10,000,000 shares authorized, pro forma as
     adjusted, no shares issued or outstanding,
     actual, pro forma or pro forma as adjusted......        --          --            --
  Common stock, $0.001 par value per share,
     105,000,000 shares authorized, actual and pro
     forma, 73,833,951 shares issued and outstanding,
     actual, 115,253,728 shares issued and
     outstanding, pro forma, 1,000,000,000 shares
     authorized, pro forma as adjusted, 125,253,728
     shares issued and outstanding pro forma as
     adjusted........................................        74         115           125
  Additional paid-in capital.........................    96,580     126,001       316,166
  Deferred stock compensation........................   (63,458)    (63,458)      (63,458)
  Accumulated other comprehensive income.............        48          48            48
  Accumulated deficit................................   (49,153)    (49,153)      (49,153)
                                                       --------    --------      --------
     Total stockholders' equity (deficit)............   (15,909)     13,553       203,728
                                                       --------    --------      --------
     Total capitalization............................  $ 12,117    $ 13,617      $203,792
                                                       ========    ========      ========



     The common stock to be outstanding after the offering, as of April 1, 2000, excludes:



     - 20,684,999 shares of our common stock subject to options outstanding as of April 1, 2000 at a weighted average exercise price of $0.99 per share; and



     - 7,651,243, additional shares of our common stock that are available for issuance under our stock option and purchase plans.



     After April 1, 2000, we adopted stock option and purchase plans, which will become effective on the effective date of this offering, with a total of 15,750,000 shares available for issuance.

                                    DILUTION


     Our pro forma net tangible book value as of April 1, 2000 was approximately $13.6 million, or $0.12 per share of common stock. Our pro forma net tangible book value per share represents our total tangible assets less total liabilities divided by the pro forma total number of shares of common stock outstanding at such date and including the exercise of a right to purchase 895,342 shares of common stock at an exercise price of $1.6753 per share in May 2000, assuming the conversion of all outstanding shares of preferred stock into shares of common stock immediately prior to the closing of this offering. The dilution in pro forma net tangible book value per share represents the difference between the amount per share paid by purchasers of shares of our common stock in this offering and the net tangible book value per share of our common stock immediately following this offering.



     Without taking into account any changes in net tangible book value after April 1, 2000, other than to give effect to the sale of the shares of common stock offered by us at an assumed initial public offering price of $20.50 per share, after deducting the estimated underwriting discounts and commissions and offering expenses payable by us, our pro forma net tangible book value as of April 1, 2000 would have been approximately $203.7 million or $1.63 per share of common stock. This amount represents an immediate increase in pro forma net tangible book value of $1.51 per share to the existing stockholders and an immediate dilution in pro forma net tangible book value of $18.87 per share to new investors purchasing shares in this offering. The following table illustrates the dilution in pro forma net tangible book value per share to new investors.



Assumed initial public offering price per share.............           $20.50
  Pro forma net tangible book value per share as of April 1,
     2000...................................................  $0.12
  Increase per share attributable to new investors..........   1.51
                                                              -----
Pro forma net tangible book value per share after the
  offering..................................................           $ 1.63
                                                                       ------
Dilution per share to new investors.........................           $18.87
                                                                       ======



     The following table summarizes on a pro forma basis as of April 1, 2000, the number of shares of common stock purchased from us, the total consideration paid to us and the average price per share paid by existing stockholders and to be paid by new investors purchasing shares of common stock in this offering at an assumed initial public offering price of $20.50 per share, before deducting estimated underwriting discounts and commissions and offering expenses payable by us.



                                SHARES PURCHASED         TOTAL CONSIDERATION
                             ----------------------    -----------------------    AVERAGE PRICE
                               NUMBER       PERCENT       AMOUNT       PERCENT      PER SHARE
                             -----------    -------    ------------    -------    -------------
Existing stockholders......  115,253,728     92.0%     $ 31,993,833     13.5%        $ 0.28
New investors..............   10,000,000      8.0       205,000,000     86.5          20.50
                             -----------     ----      ------------     ----
  Total....................  125,253,728      100%     $236,993,833      100%          1.89
                             ===========     ====      ============     ====



     The above information assumes no exercise of the underwriters' over-allotment option and excludes exercises of stock options after April 1, 2000. As of April 1, 2000, there were outstanding options to purchase a total of 20,684,999 shares of our common stock at a weighted average exercise price of $0.99 per share. After April 1, 2000, we adopted stock option and purchase plans, which will become effective on the effective date of this offering, with a total of 15,750,000 shares available for issuance. To the extent any of these options are exercised, there will be further dilution to new investors.

                      SELECTED CONSOLIDATED FINANCIAL DATA


     The following selected consolidated financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes included elsewhere in this prospectus. The selected consolidated balance sheet data as of June 30, 1999 and April 1, 2000 and the selected consolidated statement of operations data for the period from July 29, 1998 (date of inception) to June 30, 1999 and the nine-month period ended April 1, 2000 have been derived from our audited consolidated financial statements, and are included elsewhere in this prospectus. The consolidated statement of operations data for the period from July 29, 1998 (date of inception) to March 31, 1999, are derived from unaudited interim financial statements included elsewhere in this prospectus. The unaudited financial statements have been prepared on substantially the same basis as the audited financial statements and, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the results of operations for such periods. Historical results are not necessarily indicative of the results to be expected in the future, and results of interim periods are not necessarily indicative of results for the entire year.



                                                 PERIOD FROM           PERIOD FROM
                                                JULY 29, 1998         JULY 29, 1998       NINE MONTHS
                                             (DATE OF INCEPTION)   (DATE OF INCEPTION)       ENDED
                                              TO JUNE 30, 1999      TO MARCH 31, 1999    APRIL 1, 2000
                                             -------------------   -------------------   -------------
                                                     (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
CONSOLIDATED STATEMENT OF OPERATIONS DATA:
  Revenue..................................        $    --               $    --            $ 50,111
                                                   -------               -------            --------
  Costs and operating expenses:
     Cost of revenue.......................             --                    --              34,171
     Research and development..............          2,738                 1,137               6,733
     Selling, general and administrative...          2,451                   898              23,888
     Amortization of deferred stock
       compensation........................          3,646                 2,425              26,420
                                                   -------               -------            --------
       Total costs and operating
          expenses.........................          8,835                 4,460              91,212
                                                   -------               -------            --------
     Loss from operations..................         (8,835)               (4,460)            (41,101)
  Interest and other income, net...........            446                   301                 337
                                                   -------               -------            --------
  Net loss.................................        $(8,389)              $(4,159)           $(40,764)
                                                   =======               =======            ========
  Basic and diluted net loss per share.....        $ (0.71)              $ (0.36)           $  (1.34)
                                                   =======               =======            ========
  Shares used in calculating basic and
     diluted net loss per share............         11,772                11,451              30,403
                                                   =======               =======            ========



                                                              JUNE 30,    APRIL 1,
                                                                1999        2000
                                                              --------    --------
                                                                 (IN THOUSANDS)
CONSOLIDATED BALANCE SHEET DATA:
  Cash and cash equivalents and short-term investments......  $13,767     $ 17,407
  Working capital...........................................   13,108        6,297
  Total assets..............................................   15,631       38,651
  Long-term liabilities.....................................       --           64
  Redeemable convertible preferred stock....................   17,972       27,962
  Total stockholders' deficit...............................   (3,616)     (15,909)

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

     The following discussion of our results of operations and financial condition should be read in conjunction with the consolidated financial statements and other financial information included in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may be materially different from those anticipated in these forward-looking statements resulting from various factors, including those discussed under "Risk Factors" and elsewhere in this prospectus.

OVERVIEW


     We were incorporated in July 1998 to develop innovative handheld computers that are fun, smart, approachable, compelling and personal. Our business is focused on the sale of our Visor handheld computer, Springboard modules that we have developed and related accessories. Shipments of these products began in October 1999 for orders received through our Web site. In March 2000, we began shipping our products to selected retailers.



     During the period from inception to June 30, 1999, our operating activities were focused on developing our products, obtaining license rights, establishing third party manufacturing and distribution relationships, recruiting personnel and raising capital. During that period, we incurred expenses and generated no revenue. We first recognized revenue in the second quarter of fiscal 2000. The following discussion compares the period from inception to March 31, 1999 with the nine-month period ended April 1, 2000 and also addresses activity from the date of inception to June 30, 1999. For the purpose of this discussion, when we refer to the period ended March 31, 1999, we are referring to the period from inception to March 31, 1999, and when we refer to fiscal 1999, we are referring to the period from inception to June 30, 1999.


     During fiscal 1999 our fiscal months coincided with calendar month ends. Effective July 1, 1999, we changed our fiscal year to a 52-53 week fiscal year ending on the Saturday nearest to June 30. Unless otherwise stated, all years and dates refer to our fiscal year and fiscal periods.

     We expect to experience seasonality in the sales of our products. We anticipate sales to be higher in our second fiscal quarter due to increased consumer spending patterns on electronic devices during the holiday season. We also expect that sales may decline during the summer months because of typical decreased consumer spending patterns during this period. These seasonal variations in our sales may lead to fluctuations in our quarterly operating results.

RESULTS OF OPERATIONS


     Revenue. Revenue is comprised almost entirely of sales of our handheld computer devices and related peripherals and accessories. We began shipping products in October 1999 for orders received through our handspring.com Web site. In March 2000, we extended our distribution strategy to include initially three national retailers, Best Buy, CompUSA and Staples. Product orders placed by end user customers are received via our handspring.com Web site or over the telephone via our third party customer support partner. Retail sales orders are placed in our internal order processing system. All orders are then transmitted to our logistics partner. We take title at the point of transfer from this logistics partner to the common carrier. Once the carrier has received the products, title then transfers to the customer. We may in the future enter into agreements under which title is transferred to the customer upon the customer's receipt. We recognize revenue when a purchase order has been received, the product has been shipped, the sales price is fixed and determinable and collection of the resulting receivable is probable. Provisions are made at the time the related revenue is recognized for estimated product returns and warranty. Total revenue recognized during the nine months ended April 1, 2000 was $50.1 million.

     Cost of revenue. Cost of revenue consists primarily of materials, labor, royalty expenses, warranty expenses and freight. Cost of revenue was $34.2 million during the nine months ended April 1, 2000.



     Research and development. Research and development expenses consist principally of salaries and related personnel expenses, consultant fees and the cost of materials and software used in product development. Research and development expenses increased from $1.1 million during the period ended March 31, 1999 to $6.7 million during the nine months ended April 1, 2000. The increase is associated with the hiring of personnel devoted to the development of new products. Research and development expenses for fiscal 1999 were $2.7 million. We believe that continued investment in research and development is critical to attaining our strategic objectives and we expect research and development expenses to increase in the future.



     Selling, general and administrative. Selling, general and administrative expenses consist primarily of Web site design and maintenance expenses, salaries and related expenses, promotional and advertising costs, accounting and administrative expenses, costs for legal and professional services and general corporate expenses. Selling, general and administrative expenses increased from $898,000 during the period ended March 31, 1999 to $23.9 million during the nine months ended April 1, 2000 due to a general increase in the level of operations, including more personnel and larger facilities. Fiscal year 1999 selling, general and administrative expenses totaled $2.5 million.



     Amortization of deferred stock compensation. We granted stock options to our officers and employees at prices subsequently deemed to be below the fair value of the underlying stock. The cumulative difference between the fair value of the underlying stock at the date the options were granted and the exercise price of the granted options was $93.5 million at April 1, 2000. This amount is being amortized, using the multiple option method, over the four-year vesting period of the granted options. Accordingly, our results of operations will include amortization of deferred stock compensation through fiscal 2004. We recognized $2.4 million of this expense during the period ended March 31, 1999 and $26.4 million during the nine months ended April 1, 2000. A total of $3.6 million of deferred stock compensation amortization was recognized during fiscal year 1999.



     Future compensation expense from options granted through April 1, 2000 is estimated to be $11,152,000, $28,380,000, $16,188,000, $6,742,000 and $996,000
for the fiscal years ended 2000, 2001, 2002, 2003 and 2004, respectively, assuming no change in the number of outstanding options.



     Interest and other income, net. Interest and other income, net increased from $301,000 during the period ended March 31, 1999 to $337,000 during the nine months ended April 1, 2000. The increase was primarily a result of increased interest income from higher average cash and cash equivalents and short-term investments balances during the nine months ended April 1, 2000 as compared with the period ended March 31, 1999. This increase was partially offset by costs associated with our financing agreement which were amortized to interest expense during the nine months ended April 1, 2000. These costs relate to the inclusion of a right granted to our lender to purchase 198,965 shares of Series A preferred stock in our subordinated debt facility agreement obtained in June 1999. The total cost is being amortized over the 12 month term of the agreement. Interest and other income, net was $446,000 during fiscal year 1999, which was almost entirely associated with interest earned on cash and cash equivalents and short-term investments. This income was slightly offset by amortization of costs to interest expense during June 1999.


QUARTERLY RESULTS OF OPERATIONS


     The following table shows unaudited consolidated statements of operations data for each of the seven fiscal quarters ended April 1, 2000. The information for each of these quarters has been prepared on the same basis as the audited consolidated financial statements included in this prospectus. In the opinion of management, all necessary adjustments, which consist only of normal and recurring accruals, have been included to fairly present the unaudited quarterly results. This data should be read together with our consolidated financial statements and the notes to those statements included in this prospectus. The historical financial information for any quarter is not necessarily indicative of results for any future period.



                                    PERIOD FROM                                    THREE MONTHS ENDED
                                   JULY 29, 1998        ------------------------------------------------------------------------
                               (DATE OF INCEPTION) TO   DECEMBER 31,   MARCH 31,   JUNE 30,   OCTOBER 2,   JANUARY 1,   APRIL 1,
                                 SEPTEMBER 30, 1998         1998         1999        1999        1999         2000        2000
                               ----------------------   ------------   ---------   --------   ----------   ----------   --------
                                                                        (IN THOUSANDS)
CONSOLIDATED STATEMENTS OF
  OPERATIONS DATA:
Revenue......................           $--               $    --       $    --    $    --     $    --      $ 15,790    $ 34,321
                                        ---               -------       -------    -------     -------      --------    --------
Costs and operating expenses:
  Cost of revenue............            --                    --            --         --          --        10,822      23,349
  Research and development...            --                   367           770      1,601       2,472         2,146       2,115
  Selling, general and
    administrative...........             9                   443           446      1,553       3,656         6,720      13,512
  Amortization of deferred
    stock compensation.......            --                 1,590           835      1,221       3,202         6,221      16,997
                                        ---               -------       -------    -------     -------      --------    --------
    Total costs and operating
      expenses...............             9                 2,400         2,051      4,375       9,330        25,909      55,973
                                        ---               -------       -------    -------     -------      --------    --------
Loss from operations.........            (9)               (2,400)       (2,051)    (4,375)     (9,330)      (10,119)    (21,652)
Interest and other income,
  net........................            --                   142           159        145         129            59         149
                                        ---               -------       -------    -------     -------      --------    --------
Net loss.....................           $(9)              $(2,258)      $(1,892)   $(4,230)    $(9,201)     $(10,060)   $(21,503)
                                        ===               =======       =======    =======     =======      ========    ========



     Before the second quarter of fiscal 2000, our operations were limited and consisted primarily of start-up activities. During the second quarter of fiscal 2000 we began shipping products for orders received through our handspring.com Web site, resulting in revenue of $15.8 million and associated cost of revenue of $10.8 million during that quarter. In March 2000, we extended our distribution strategy to include initially three national retailers, Best Buy, CompUSA and Staples. Revenue generated from Web site sales as well as shipments to our retailers totaled $34.3 million during the quarter ended April 1, 2000, with associated cost of revenues of $23.3 million.



     Our operating expenses were minimal during the first quarter of fiscal 1999, as we were incorporated in July 1998 and had no development, manufacturing, selling or marketing personnel. From inception there was a consistent increase in research and development expenses until the quarter ended January 1, 2000 when all start-up production expenses were then included within cost of revenue. The increase in research and development expenses is due to our growth and continuous focus on the development of new products. Selling, general and administrative expenses have also steadily increased with a general increase in the level of operations and personnel.



     Interest and other income, net consists of interest income which has fluctuated over the quarters with the average cash and cash equivalents balance, as well as short-term investments. Also included within interest and other income, net is the amortization of costs associated with our financing agreement which is being amortized over the one-year term of our subordinated debt facility expiring in June 2000. Most of our cash has been provided by private placement financing, and is used in operations. We sold Series A convertible preferred stock in October 1998 for net proceeds of $18.0 million, and sold Series B convertible preferred stock in July 1999 for net proceeds of $10.0 million.


     Our limited operating history makes the prediction of future operating results difficult. We have a history of losses and we expect to continue to incur losses into calendar year 2001. We believe that period-to-period comparisons of our operating results should not be relied upon as predictive of future performance. In some future periods, our results of operations could be below the expectations of investors and public market analysts, if any choose to follow our stock. In this event, the price of our common stock would likely decline.

LIQUIDITY AND CAPITAL RESOURCES


     Since inception, we have funded our operations primarily from the sale of preferred stock, through which we raised net proceeds of $28.0 million through April 1, 2000. As of April 1, 2000 cash and cash equivalents were $17.4 million. We also have a $6.0 million subordinated debt facility, which is available until June 2000. Borrowings under this facility bear interest at 10.0% per annum, and are collateralized by substantially all of our assets. Without the lender's consent, we may not incur any other indebtedness in excess of $1.0 million. There has been no drawdown on this facility to date. In addition, we have a secured equipment lease facility with this lender that allows a maximum borrowing of $1.0 million, of which $904,000 was available as of April 1, 2000.



     Net cash used in operating activities for the nine months ended April 1, 2000 was $3.1 million, primarily attributable to a net loss of $40.8 million and an increase in accounts receivable of $13.7 million. These uses of cash were largely offset by the amortization of deferred stock compensation of $26.4 million as well as an increase in accounts payable and accrued liabilities of $25.2 million. During the period ended March 31, 1999 and fiscal 1999 net cash used in operating activities was $1.7 million and $4.0 million, respectively, which was primarily attributable to a net loss of $4.2 million during the period ended March 31, 1999 and $8.4 million during fiscal 1999. These net losses were partially offset by the amortization of deferred stock compensation of $2.4 million and $3.6 million during the period ended March 31, 1999 and fiscal 1999, respectively.



     Net cash provided by investing activities for the nine months ended April 1, 2000 was $981,000, and primarily consisted of $8.3 million received from maturities of short-term investments. This source of cash was partially offset by purchases of short-term investments of $2.0 million as well as purchases of property and equipment of $5.4 million. During the period ended March 31, 1999 net cash used in investing activities was $9.1 million, and was attributable to purchases of short-term investments of $9.5 million as well as property and equipment of $577,000, offset by maturities or sales of short-term investments of $982,000. During fiscal 1999 net cash used in investing activities was $6.9 million, due to purchases of short-term investments and property and equipment of $11.0 million and $780,000, respectively, partially offset by maturities or sales of short-term investments of $4.8 million.



     Net cash provided by financing activities totaled $12.0 million during the nine months ended April 1, 2000, primarily due to net proceeds of $10.0 million received from the issuance of Series B redeemable convertible preferred stock. We received an additional $2.0 million from the issuance of common stock upon exercise of stock options by employees. During the period ended March 31, 1999, and fiscal 1999 net cash provided by financing activities was $18.0 million and $18.5 million, respectively, primarily attributable to the issuance of Series A redeemable convertible preferred stock, and to a lesser extent the issuance of common stock.



     Our future capital requirements will depend upon many factors, including the timing of research and product development efforts and expansion of our marketing efforts. We believe that the net proceeds of this offering, together with our current cash and cash equivalents balance, will be sufficient to meet our working capital needs for at least the next 12 months. To the extent that we grow more rapidly than expected in the future, we may need additional cash to finance our operating and investing needs. Our management intends to invest the cash received from this offering in excess of current operating requirements in short-term, interest-bearing, investment-grade securities.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK


     Interest Rate Sensitivity. We maintain an investment portfolio consisting mainly of fixed income securities with an average maturity of less than one year. Because all of the securities in our portfolio have original maturities of three months or less at April 1, 2000, the balances have been recorded as cash equivalents. These securities are subject to interest rate risk and will fall in value if market interest rates increase. We have the ability to hold our fixed income investment until maturity, and therefore we do not expect our operating results or cash flows to be affected to any significant degree by the effect of a sudden change in market interest rates. We do not hedge any interest rate exposures.



     Foreign Currency Exchange Risk. Expenses of our international operations are denominated in each country's local currency, and therefore are subject to foreign currency exchange risk. To date, the effect of changes in foreign currency exchange rates on operating expenses have not been material. All of our revenue is currently earned in U.S. dollars, and we did not have any significant balances that were due or payable in foreign currencies at April 1, 2000. We currently do not hedge our foreign currency exposure. We intend to assess the need to utilize financial instruments to hedge currency exposures on an ongoing basis.



RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS


     In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 133, Accounting for Derivatives and Hedging Activities. SFAS No. 133 establishes accounting and reporting standards for derivative investments, including certain derivative instruments embedded in other contracts, and for hedging activities. In July 1999, the FASB issued SFAS No. 137, Accounting for Derivative and Hedging Activities -- Deferral of the Effective Date of FASB Statement No. 133. SFAS No. 137 deferred the effective date of SFAS No. 133 until fiscal years beginning after June 15, 2000. We will adopt SFAS No. 133 during fiscal 2001. To date, we have not engaged in derivative or hedging activities.


     In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101 ("SAB 101"), Revenue Recognition in Financial Statements. SAB 101 provides guidance for revenue recognition under certain circumstances. SAB 101 is effective for our fiscal year beginning July 2, 2000. Implementation of SAB 101 is not expected to require us to change existing revenue recognition policies and therefore is not expected to have a material effect on our financial position or results of operations.



     In March 2000, the Financial Accounting Standards Board issued Interpretation No. 44 ("FIN 44") Accounting for Certain Transactions Involving Stock Compensation an Interpretation of APB Opinion No. 25. FIN 44 clarifies the application of Opinion No. 25 for (a) the definition of employee for purposes of applying Opinion No. 25, (b) the criteria for determining whether a plan qualifies as a noncompensatory plan, (c) the accounting consequence of various modifications to the terms of a previously fixed stock option or award, and (d) the accounting for an exchange of stock compensation awards in a business combination. FIN 44 is effective July 1, 2000, but certain conclusions cover specific events that occur after either December 15, 1998, or January 12, 2000. We believe that the impact of FIN 44 will not have a material effect on our financial position or results of operations.


IMPACT OF THE YEAR 2000


     We have not experienced any year 2000-related disruption in the operation of our systems. Although most year 2000 problems should have become evident on January 1, 2000 or on the so-called "century leap year" algorithm, additional year 2000-related problems may become evident after these dates. We are not aware of any material problems with our customers or vendors. Accordingly, we do not anticipate incurring material expenses or experiencing any material operational disruptions as a result of any year 2000 issues.

                                    BUSINESS

OVERVIEW


     We are a leading provider of handheld computers. Our first product, the Visor handheld computer, is a personal organizer that is enhanced by our Springboard platform, an open expansion slot. Since the Visor's introduction in October 1999, more than 2,500 developers have registered with Handspring's developer program to receive support in developing modules. Examples of modules commercially available or in development include a digital camera, an MP3 player, a two-way pager, a global positioning system and content such as books and games. We will continue to design innovative expandable handheld devices enabling new mobile computing and communications applications.


INDUSTRY OVERVIEW


     Users' increasing reliance on the electronic management of personal and business information, Internet-based information resources and mobile voice and data communications has led to a proliferation of handheld devices. While some handheld devices focus on handheld computing functions including calendar and contact management, others focus on communications applications, such as voice, data, paging, email and Internet access. Despite rapidly growing demand for such devices, we believe that this industry sector is still in its early stages. International Data Corporation estimates that worldwide shipments of smart handheld devices will grow from approximately 8.2 million units in 1999 to approximately 35.5 million units in 2003. We believe that the emergence of more powerful, flexible devices enabling broad consumer applications will further expand the potential handheld computing and communications device market. Key factors driving widespread consumer adoption of handheld computing and communications devices include:


     DEMANDS OF A MOBILE SOCIETY. As our society becomes ever more mobile, consumers are demanding the same productivity and communications capability on the road as they get at their desks. This demand is at the heart of a powerful cycle: new devices enable new applications, which in turn enable greater mobility, which only increases the demand for more functional devices. Reductions in device size and cost and improvements in functionality, storage capacity and reliability are all fostering these trends. Each turn of the cycle drives increased volume, with the result that a product category once targeted at upscale "mobile professionals" is increasingly becoming a mass consumer product sector.

     NEED FOR MOBILE INTERNET AND INTRANET ACCESS. The growing prominence of the Internet and corporate intranets in users' everyday lives is increasing demand for access "anywhere, anytime". Demand for mobile data Internet applications such as email, stock quotes and trading, news, content and location-based services continues to increase. In addition, workers and their employers are demanding mobile access to corporate intranets to obtain critical business information such as inventory levels and customer profiles.


     IMPROVEMENT IN WIRELESS COMMUNICATIONS ENABLE COMPELLING
APPLICATIONS. Digital wireless communications have become widely adopted due to declining consumer costs, expanding network coverage and the availability of extended service features such as voice and text messaging. Digital wireless technologies, which are currently designed for voice transmission and allow only limited data transmission capabilities, are evolving toward more advanced technologies enabling higher data transmission rates at lower costs. Widespread deployment of these technologies in wireless networks will increasingly enable the delivery of higher bandwidth applications such as streaming video and audio to handheld communications devices. Dataquest estimates that the number of wireless data subscribers worldwide will grow from approximately 14 million at the end of 1998 to approximately 102 million at the end of 2003.

     PROLIFERATION OF DIGITAL CONSUMER APPLICATIONS. The development of applications for the digital delivery of consumer products and services, such as photographs, music, video games, news, books, driving directions, weather and stock quotes and trading, has accelerated as physical products and services are increasingly being replaced with bytes of data. This trend has contributed to the success of new consumer products such as MP3 players and digital cameras.

     GROWING, INNOVATIVE DEVELOPER COMMUNITY. As the handheld computing and communications device market has grown to millions of units, a large and growing community of independent developers is driving new applications and functionality. Developers are creating software applications and complementary hardware peripherals and accessories that address new markets. This innovation is in turn creating new market opportunities and is stimulating increased demand for handheld devices.

     These trends are accelerating toward the emergence of a device that integrates handheld computing applications and a broad range of communications functions. Current handheld products provide consumers with limited choices, typically between a simple device without expandability or a complex, multi-function device that is expensive, heavy and difficult to use. We believe the key challenge is one of design. The handheld device must be small, elegant and easy to use, yet flexible enough to support a wide variety of personal preferences and professional requirements.

THE HANDSPRING SOLUTION

     Our product design team has extensive experience in handheld computing design. Our Visor handheld computer combines the functionality of a handheld organizer with the flexibility of our Springboard expansion slot. The result is a flexible, open platform that enables users to customize their handheld device to deliver a broad range of computing and communications applications. Key elements of our solution include:

     EASY TO USE PRODUCTS. Our Visor handheld computers are designed to delight our customers by providing a simple, intuitive solution for their computing, communications, information and entertainment needs. Our products need little technical knowledge to operate effectively. For example, users can simply insert modules into our Springboard expansion slot without the need to separately install or delete software. In addition, our customers can easily synchronize their Visors' data with their desktop computers by pressing one button.

     FLEXIBLE PLATFORM. The Springboard expansion slot allows users to add and remove modules to customize the functions of their Visor computers. To encourage widespread module development, the Springboard expansion slot was designed to provide developers with great flexibility in the size, form and functionality of the modules they create. The Springboard modules commercially available or in development address a wide range of applications including:

     - content, such as books and games;

     - consumer applications, such as MP3 players, digital cameras and global positioning system receiver modules;

     - Internet and intranet connectivity; and

     - communications capabilities, such as pager and modem modules.

     OPEN DEVELOPMENT ENVIRONMENT. Our Springboard technology provides an open platform to developers, with all documentation available on our Web site, allowing developers to create modules without paying royalties or license fees. We offer a wide variety of marketing and support programs to help our developers build successful businesses based on Springboard modules. To enable broad module production and distribution, we assist developers in relationships with suppliers and manufacturers and in marketing their modules.

     VALUE LEADERSHIP. Our products are designed to combine superior functionality with competitive pricing in order to drive widespread adoption within the broad consumer market. Our Springboard platform allows users to achieve optimal price performance, by enabling users to pay only for the features and functionality they will actually use.

     COMPATIBILITY. The compatibility of our products with the Palm OS operating system, which we have licensed from Palm, allows our Visor handheld computers to run thousands of applications developed for the Palm OS operating system. These applications can be installed through the docking cradle, over the Internet or through infrared transmission from another device. In addition, our products can be synchronized with many of the widely used desktop organizer software packages, including Microsoft Outlook, and can easily import personal data from another Palm OS operating system device.

BUSINESS STRATEGY

     Our objective is to become a global market leader in the handheld computing and communications marketplace. We will continue to be an innovator in designing expandable handheld devices that enable new mobile computing and communications applications. Key elements of our strategy include:

     DEVELOP PRODUCTS BASED ON CUSTOMER FOCUSED DESIGN AND INNOVATION. Our business is founded on the notion that we must constantly innovate in order to design simple, yet powerful, products that delight our customers. Key members of our management and product development teams have a history of innovation and technology leadership in the handheld computing markets, having founded and led the Palm Computing business from its inception until the founding of Handspring in mid-1998. Handspring's first product, the Visor handheld computer, builds on this experience. We intend to continue to develop innovative handheld computing products.


     PENETRATE LARGE AND GROWING HANDHELD COMPUTING AND COMMUNICATIONS
MARKET. Our Visor handheld computer's Springboard expandability, organizer functionality and competitive pricing provide us with immediate access to the large and growing handheld computing and communications market. Our initial strategy was to enter the market quickly by selling exclusively through our Web site. To further expand our distribution, we began shipping our products to selected retailers in March 2000. We also plan to expand our available market by entering international markets as well as the enterprise, education and government markets.


     ESTABLISH MULTIPLE REVENUE SOURCES. Currently, almost all of our revenues come from the sale of our Visor handheld computers. We intend to derive additional sources of revenue from internally developed Springboard modules, distribution of Springboard modules developed by third parties and product accessories. We are developing new products to address the wireless and Internet access markets. In addition, we intend to license our Springboard technology to other companies.

     ESTABLISH A STRONG BRAND IDENTITY. Our goal is to establish Handspring as the premier brand in the consumer handheld computing market by creating an image that is innovative, fun, smart, approachable, compelling and personal. We will build on our brand awareness through innovative products, advertising, strategic promotional relationships and creative marketing. In addition, we believe that our promotion of the Springboard platform, along with our support of the module developer community, will broaden consumer awareness of our products and enhance our brand identity.

     ADDRESS ADDITIONAL MARKETS BY ATTRACTING AND SUPPORTING THE DEVELOPMENT COMMUNITY. Our goal is to develop a competitive advantage from a large and innovative developer community focused on our Springboard platform. These developers will enable Handspring to sell into new and broader areas, such as the education and medical device markets. For example, the development of the sensor modules for education and science by Imagiworks facilitates our access to the education market. We encourage developers through open, royalty-free developer tools, access to our technical developer support and to manufacturing partners and module distribution through the handspring.com Web site.

     LEVERAGE OUTSOURCE MODEL. Our strategy is to focus on what we do best, creating innovative products. We believe that by outsourcing many other functions, including manufacturing, order fulfillment and repair, we will keep the number of employees small relative to our scale. This strategy will allow us to be more creative, flexible, aggressive and competitive. In addition, our outsource model lets us scale quickly, reduce fixed costs and select best of breed outsource partners.

PRODUCTS


     Our Visor is a sleek, compact and lightweight handheld computer, with dimensions of 4.8" x 3.0" x 0.7", and a weight of 5.4 ounces. Each Visor includes a Springboard expansion slot, stylus writing utensil, infrared transceiver, backlight display and a hard cover. A microphone is included in each Visor, which allows developers to create communications modules based on this feature. Our Visor is compatible with thousands of software applications developed for the Palm OS operating system. The Visor contains Microsoft Windows and Macintosh desktop synchronization software, including the ability to synchronize with Microsoft Outlook.


     Our Visor handheld also runs organizer applications, including an address book, date book, to-do list, memo pad, calculator, expense system, email compatibility and a world clock. The Visor's docking cradle, together with the bundled HotSync software, allows customers to easily and quickly synchronize, or exchange, data between the Visor and their desktop or laptop computer.


     Our Visor handheld computer is attractively priced and is currently available in two different models: Visor and Visor Deluxe. The Visor features two megabytes of RAM memory and a Universal Serial Bus (USB) docking cradle with desktop software for a retail price of $179. Two megabytes of RAM memory stores approximately 6,000 addresses, five years of appointments, 1,500 to do items, 1,500 memos and 200 email messages. The Visor Deluxe sells for $249 and includes eight megabytes of RAM memory, a USB docking cradle with desktop software and a case. The Visor Deluxe is available in five colors: ice, green, blue, orange and graphite. In addition, we sell the Visor Solo, a Visor packaged without a docking cradle and desktop software for an entry price of $149. Starting in May 2000, our Visor handheld computer became available in Europe, both in English and in German language versions.


     Our Visor handheld computer's Springboard platform consists of an expansion slot that offers an easy and elegant way to add hardware and software applications. While other handheld computers can support a limited number of peripheral devices attachable through cables or a docking cradle, the Springboard expansion slot offers smooth integration and "plug and play" operation:

     - the "open face" design of the slot provides an intuitive and robust mechanism for effortless insertion and removal of modules;

     - the software required to run a module is contained within the module itself, and can install and run automatically, relieving the user from the burden of installing special software in order to use a module; and

     - in most module designs, the software is automatically uninstalled when the module is removed, which reduces the opportunity for conflict with other software and frees up memory for other purposes.

     SPRINGBOARD MODULES. To offer customers a broad range of functionality and content, we and third-party developers have developed and continue to develop modules that snap into our Springboard expansion slot. Beginning in October 1999 when we launched our Visor handheld computer, we made tools and documentation widely available for module developers. Since that time more than 2,000 developers have registered with Handspring.

     Third party developers may sell their modules through their own marketing and sales efforts and through our handspring.com Web site. We test modules offered on our Web site and certify them as "Springboard compatible."

     The following table shows Springboard modules that are currently available.

COMMERCIALLY AVAILABLE SPRINGBOARD MODULES


-----------------------------------------------------------------------------------------------------------
          PRODUCT NAME                            DESCRIPTION                            DEVELOPER
-----------------------------------------------------------------------------------------------------------
 Backup Module                    Backs up data on the Visor handheld computer  Handspring
                                  without connecting to a desktop computer
-----------------------------------------------------------------------------------------------------------
 Modem Module                     Module that enables users to connect to       Handspring
                                  their desktops via standard phone lines and
                                  synchronize their data from a remote
                                  location. With third party software, users
                                  can also check their email, surf the web and
                                  send faxes
-----------------------------------------------------------------------------------------------------------
 8MB Flash Module                 Storage module for user applications and      Handspring
                                  data
-----------------------------------------------------------------------------------------------------------
 EASports Tiger Woods             Golf game                                     Electronic Arts;
 PGA Tour Golf                                                                  Distributed by Handspring
-----------------------------------------------------------------------------------------------------------
 eyemodule Digital Camera         Enables users to capture color or black and   IDEO Product Development
                                  white digital images and beam them from       Inc.
                                  Visor's infrared port to another Visor or
                                  synchronize them with a personal computer
-----------------------------------------------------------------------------------------------------------
 Physician's Desk Reference       Medical reference guide                       Franklin Electronic
                                                                                Publishers
-----------------------------------------------------------------------------------------------------------
 IntelliGolf                      Tracks and analyzes golf performance          Karrier Communications
-----------------------------------------------------------------------------------------------------------
 InnoPak/2V                       A 2MB memory expansion with a vibrating       Innogear
                                  alarm
-----------------------------------------------------------------------------------------------------------

     The following table shows selected Springboard modules that have been announced by developers as being under development.

ANNOUNCED SPRINGBOARD MODULES IN DEVELOPMENT


-----------------------------------------------------------------------------------------------------------
          PRODUCT NAME                            DESCRIPTION                            DEVELOPER
-----------------------------------------------------------------------------------------------------------
 @ctiveLink two-way wireless      Wireless access to the Internet and email     Glenayre Technologies Inc.
 communications module
-----------------------------------------------------------------------------------------------------------
 Blue-connect Bluetooth           A wireless communications module designed to  Widcomm, Inc.
 communication module             allow the Visor handheld computer to
                                  communicate with other Bluetooth-enabled
                                  devices, such as laptops or cell phones
-----------------------------------------------------------------------------------------------------------
 FM Radio module                  Allows users to listen to music over the      CUE Corporation
                                  radio and receive traffic alerts and
                                  personal messages
-----------------------------------------------------------------------------------------------------------
 HandyGPS module                  Global positioning system receiver            Navicom Co., Ltd. and
                                                                                MarcoSoft, Inc.
-----------------------------------------------------------------------------------------------------------
 InfoMitt one way pager           Receives alphanumeric pages, email and        Innogear
                                  electronic magazines
-----------------------------------------------------------------------------------------------------------
 Lonely Planet City Sync          City guides                                   Concept Kitchen
 Travel Guides
-----------------------------------------------------------------------------------------------------------
 Merriam-Webster Dictionary       Dictionary                                    LandWare, Inc.
-----------------------------------------------------------------------------------------------------------
 MiniJam MP3 Player               An MP3 player and a voice recorder, with      Innogear
                                  memory and a headphone jack
-----------------------------------------------------------------------------------------------------------
 Sensor Modules for Education     Sensors for data collection, including        ImagiWorks
 and Science                      temperature and light measurements, and
                                  heart rate monitoring
-----------------------------------------------------------------------------------------------------------
 SixPak Combo Card                Combination of LED and vibrating alarm,       Innogear
                                  wireline modem, cellular capable modem,
                                  expanded memory and voice recorder
-----------------------------------------------------------------------------------------------------------
 SpringPort Modem 56              56Kbps modem                                  Xircom, Inc.
 GlobalACCESS
-----------------------------------------------------------------------------------------------------------
 SpringPort Wired Ethernet        Ethernet module for connecting to corporate   Xircom, Inc.
                                  networks
-----------------------------------------------------------------------------------------------------------
 SpringPort Wireless Data         Wireless data communications using GSM and    Xircom, Inc.
                                  PDC network standards
-----------------------------------------------------------------------------------------------------------
 SpringPort Wireless Ethernet     Wireless module for connecting to corporate   Xircom, Inc.
                                  networks using the 802.11b standard
-----------------------------------------------------------------------------------------------------------
 Targus Recorder 1850             Voice recorder and playback module            Digital 5
-----------------------------------------------------------------------------------------------------------
 Wave Communicator                Cordless telephone and remote control         Zilog, Inc.
-----------------------------------------------------------------------------------------------------------



     Accessories. We offer a full line of accessories through our handspring.com Web site. To address a broad range of customer preferences, we offer a variety of stylus packs, a selection of over 150 cases, including leather, and a line of clothing and travel bags displaying the Handspring name and logo. In addition, third parties have also announced and are shipping accessories for the Visor handheld computer, including the GoType! keyboard from Landware and the Stowaway portable keyboard from Targus.

DEVELOPERS

     Our Springboard platform was designed to foster a large community of third party developers. We seek to encourage developers to create new high value modules with integrated applications for use with the Visor handheld computer, which we believe will create new markets and expand existing ones for Handspring devices.

     For developers, the Springboard expansion slot provides a well defined and flexible power management structure for ease of designing and using modules. The slot is open faced on two sides, which allows developers great freedom in designing a module's form factor. This feature also provides a secure mechanism for attaching the module to the Visor handheld computer so that the two devices look cosmetically and physically integrated. Each Visor handheld computer also includes a built-in microphone that developers can use for voice input products.

     We have a growing team of employees dedicated to serving the developer community, both in technical support and co-marketing opportunities. Our developer support program provides developers open access to underlying technical information regarding our products and the Springboard platform, including a thoroughly documented Handspring Development Kit available at our handspring.com Web site. We offer our Handspring Development Kit and a license to our Springboard-related intellectual property on a royalty-free, non-exclusive basis. We also offer an optional, paid support program to those developers that require a more detailed level of support.

     To assist developers in the production of modules, we provide them with access to our manufacturing partners and materials suppliers. We facilitate distribution of modules over the handspring.com Web site that we created in partnership with PalmGear. We also provide introductions for our developers to our retail channel partners. In the future we expect to host developers conferences to further promote our developer community.


     As of March 31, 2000, more than 2,500 developers have registered in our developer program.


SALES AND MARKETING


     Our initial distribution strategy was to sell exclusively through our handspring.com Web site. This strategy enabled us to get to market quickly, and provided us with detailed information about our initial purchasers. We intend to continue to promote our handspring.com Web site as a major site to buy our products on the Internet. With this in mind, we have expanded our offerings at our site to include software links and links to various third party module vendors, including a Web store run by PalmGear H.Q., where Handspring customers can purchase Springboard expansion modules and Visor accessories. We have provided customers the ability to register for ongoing communications with us via an e-newsletter, and we enable customers to register their product purchases on our site. We also offer a broad array of accessories and cases on our site to continue to drive traffic back to the site for incremental purchases.



     To expand our market presence, we extended our distribution strategy in March 2000 to include initially three national retailers, Best Buy, CompUSA and Staples. These retailers serve three major segments of buyers -- consumer electronics purchasers, computer purchasers and office supply purchasers -- with retail locations across the United States. We have expanded our distribution into international markets, and we expect to add additional retail and Internet sales partners within the United States throughout 2000. We plan to work closely with these partners to provide an outstanding retail presence, and to enable an efficient channel for broad consumer availability of our products.



     We have introduced Visor handheld computers in English and German in the European markets. We expect to introduce the Japanese version of the Visor in summer 2000. We plan to engage local value-added distributors in all the major markets in Western Europe and Asia where our localized language versions meet market needs. We also plan to develop partnerships to establish a local e-commerce presence for international customers interested in purchasing Handspring products online.

     We believe there is an opportunity to expand our market presence through strategic promotional efforts and through OEM or private label partnerships. We have broad interest from major brand marketers, who supply our target customers with various products or services, to co-promote the Visor handheld computers along with their products or services. An example is a recent promotion in which Virgin Atlantic Airlines provided first class and business class passengers with a free Visor. In addition, there is strong interest from potential partners that serve other computing markets to partner with us to provide a handheld computing solution to their customers. For example, with the availability of a Global Positioning System receiver Springboard module, a partner that serves the traditional GPS market could bundle together a Visor handheld computer and the GPS receiver module to deliver a complete solution to customers. We will actively seek these opportunities to extend our market reach outside our traditional target categories.

     We believe building brand awareness is important to our success. We use a variety of marketing programs to build awareness of our products through mass-media advertising, targeted advertising, end user promotions, public relations campaigns, strategic promotional efforts and in-store retail merchandising. We will work with our third party developers to promote their Springboard modules as they are introduced to the market. This strategy should provide us with several opportunities to build product and brand awareness.

CUSTOMER SERVICE AND SUPPORT

     We provide telephone-based customer support and technical support to our customers through outsource partners. We also provide customer support and technical support information to our customers through our handspring.com Web site. Our retail and reseller partners provide first-line customer and technical support to their customers. We provide escalation service and support and technical training for our outsource providers and reseller partners. We sell our products with a one-year limited warranty.

     We currently outsource our repair services to Jabil's Louisville, Kentucky facility. Jabil receives products from customers that need repair, provides replacement or repaired units to customers and refurbishes devices for ongoing service repair stock. We depend on Jabil to perform these services in a timely fashion and at satisfactory quality levels.

PRODUCT DEVELOPMENT AND TECHNOLOGY

     Our products are conceived, designed and implemented through the collaboration of our internal engineering, marketing and manufacturing organizations. Our product design efforts are focused on improving our existing products as well as developing new products. We intend to continue to employ a customer focused design approach by providing innovative products that respond to and anticipate customer needs for functionality, mobility, simplicity, style and ease of use.

     Technologies required to support product development are either created internally or licensed from outside providers. Our internal staff includes engineers of many disciplines including software architects, electrical engineers, mechanical engineers, quality engineers, manufacturing process engineers and user interface design specialists. Once a project is initiated and approved, a multi-disciplinary team is created to complete the design of the product and transition it into manufacturing. In order to achieve our objective of being a leader in innovation for handheld computing and communications, we have parallel development teams working on multiple projects.


     We have a formal product release process in which products must pass established quality benchmarks and manufacturing guidelines before they are released into production. We use a quality assurance process that provides feedback to our manufacturing and engineering organizations, as well as our outsource manufacturing and materials partners, allowing them to take corrective actions if defects are reported after a product has been released into production.


     We expect to continue to invest aggressively to develop new products. To this end, we expect to make material expenditures on research and development during at least the next 12 months. Our research and development expenditures totaled approximately $2.7 million in fiscal 1999 and approximately $6.7 million for the nine months ended April 1, 2000. As of April 1, 2000, we had 32 people engaged in research and development activities.


MANUFACTURERS AND SUPPLIERS


     All of our Visor handheld computers are currently manufactured by Flextronics at its facilities in Malaysia on a purchase order basis. Flextronics procures components and other supplies, manufactures, assembles and tests our products. By outsourcing the entire manufacturing process, we are able to focus on our strengths, including product development and design, minimize capital expenditures, conserve working capital necessary to fund inventory, rely on a third party with more manufacturing expertise than ourselves and avoid the need to find and maintain facilities for manufacturing operations. However, if one of our manufacturers were to stop manufacturing our devices, it could take up to six months to qualify an alternative manufacturer and our results of operations could be harmed.



     In April 2000, we selected Solectron as a second manufacturing partner for Visor handheld computers. We expect to be operational at its Guadalajara, Mexico site by the end of summer 2000. We currently outsource the manufacturing of our Handspring labeled Springboard modules to Smart Modular of Fremont, California. We outsource the design and production of our accessory products to several outside partners.


     We purchase the components that make up our products from various vendors, including key suppliers such as Motorola, which supplies microprocessors, Acura Tech Ltd., which supplies connector systems, and Picvue, which supplies display assemblies. Some of our components are currently supplied by single source suppliers for which alternative sources are not readily available in sufficient quantities or at an attractive cost. Displays, power supply integrated circuits, microprocessors and some discrete components are examples of key components that we obtain from a sole source.


     We and our partners follow a formal manufacturing quality process that includes qualification of material supplier sources, product-specific process definition and qualification, daily measurement of key manufacturing processes and test metrics, a closed-loop corrective action process and an outgoing sampling audit of finished product. In addition, we have placed a supplier quality manager in each manufacturing region and conduct periodic on-site audits of our manufacturing partners and key component suppliers.



     Manufactured devices are sent to Logistix. Some end-user customers place orders on our handspring.com Web site, or over the telephone to our third party customer support partner. Retail sales orders are placed in our internal order processing system. All orders are transmitted to Logistix, which completes the pack-out process by assembling a finished goods box consisting of the Visor handheld computer, a docking cradle, a CD of desktop software and other assorted materials. They then match the product to the order and confirm shipment, which initiates a credit card charge or invoice.


COMPETITION

     The market for handheld computer products is highly competitive and we expect competition to increase in the future. Some of our competitors or potential competitors have significantly greater financial, technical and marketing resources than we do. These competitors may be able to respond more rapidly than we can to new or emerging technologies or changes in customer requirements. They may also devote greater resources to the development, promotion and sale of their products than we do.


     We believe that the principal competitive factors impacting the market for our handheld computers are design, features, performance, price, brand and availability. We believe that we compete favorably compared to many of our current competitors with respect to some or all of these factors.

     Our handheld computers compete with a variety of handheld devices, including keyboard-based devices, sub-notebook computers, smart phones and two-way pagers. Our principal competitors include:

     - Palm, from whom we license our operating system;


     - licensees of the Microsoft Windows CE operating system for devices such as the PocketPC, including Casio, Compaq and Hewlett-Packard;


     - members of the Symbian consortium, including Psion, Ericsson and Motorola; and

     - other Palm OS operating system licensees, including Nokia, Sony and QUALCOMM.


     We expect our competitors to continue to improve the performance of their current products and to introduce new products, services and technologies. For example, in April 2000, Microsoft and its partners introduced the PocketPC handheld computer based on Microsoft's Windows CE operating system. Successful new product introductions or enhancements by our competitors could reduce the sales and market acceptance of our products, cause intense price competition or make our products obsolete. To be competitive, we must continue to invest significant resources in research and development, sales and marketing and customer support. We cannot be sure that we will have sufficient resources to make these investments or that we will be able to make the technological advances necessary to be competitive. Increased competition could result in price reductions, fewer customer orders, reduced margins and loss of market share. Our failure to compete successfully against current or future competitors could seriously harm our business.


INTELLECTUAL PROPERTY

     Our success depends upon our ability to maintain the proprietary aspects of our technology and operate without infringing the proprietary rights of others. We rely on a combination of patent, trademark, copyright and trade secret laws and contractual restrictions on disclosure to protect our intellectual property rights. We do not have any issued U.S. or foreign patents, but we have applied for three U.S. patents and have filed foreign patent applications based on our U.S. patent applications. We own a number of trademarks, including Handspring, the Handspring logo, Springboard and Visor.

     It is possible that patents we have applied for, if issued, or our potential future patents may be successfully challenged or that no patents will be issued from our patent applications. It is also possible that we may not develop proprietary products or technologies that are patentable, that any patent issued to us may not provide us with any competitive advantages, or that the patents of others will harm our ability to do business. Legal protections afford only limited protection for our technology. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our products or to obtain and use information that we regard as proprietary. Litigation may be necessary in the future to enforce our intellectual property rights, to protect our trade secrets, to determine the validity and scope of the proprietary rights of others or to defend against claims of infringement or invalidity. Any resulting litigation could result in substantial costs and diversion of resources. Our means of protecting our proprietary rights may not be adequate and our competitors may independently develop technology that is similar to ours.

     We license various technologies from third parties that have been integrated into our products. We believe that licensing complementary technologies improves our products in an efficient manner, allowing us to focus on our core competencies. Our most significant license is of the Palm OS operating system from Palm. We also license conduit software from Chapura, Inc. that allows for synchronization with Microsoft Outlook and CDMA technology from QUALCOMM. Our Palm OS operating system license requires the payment of royalties and maintenance and support fees to Palm. The license is non-exclusive, and Palm has previously licensed and could continue to license the Palm OS operating system to others, including our competitors. The license agreement extends until September 2003 and may be renewed for successive one-year terms if both parties agree. We have a close working relationship with Palm. We have collaborated and continue to collaborate with Palm in advancing the Palm OS operating system technology.


     It is possible that Palm will choose not to renew the license at the end of its term for competitive or other reasons. Upon expiration or termination of the Palm OS operating system license agreement, other than due to our breach, we may choose to keep the license granted under this agreement for two years following the expiration or termination. However, the license during this two-year period is limited and does not entitle us to upgrades to the Palm OS operating system. If we were not a licensee of the Palm OS operating system, we would be required to license a substitute operating system, which could be less desirable and could be costly in terms of cash and other resources. In the alternative, we could develop our own operating system, which would take considerable time, resources and expense, would divert our engineers' attention from product innovations and would not have the advantage of Palm OS operating system application compatability. In addition, we may not assign that license agreement to a third party without the written consent of Palm unless it is to a purchaser of substantially all of our assets who is not a competitor of Palm. The existence of these license provisions may have an anti-takeover effect in that it could discourage competitors of Palm from making a bid to acquire us.


PLAN OF OPERATION



     We believe that the net proceeds of this offering, together with our current cash and cash equivalents, will be sufficient to meet our working capital needs for at least the next 12 months. Our current cash position includes the proceeds from the sale of our preferred stock in July 1999 and the exercise of a preferred stock purchase right in May 2000. During the remainder of fiscal year 2000 and the first half of fiscal year 2001, we expect to increase our capital expenditures and expand operations in new markets internationally. In addition, we expect our selling, general and administrative expenses to increase as we promote and maintain our brand and market our products. We also expect to increase our spending on research and development. The amount of these expenditures depends on the amount of our future revenues and the pace of our expansion. Our expansion plans may also be affected by the availability and cost of capital. We expect to materially increase our number of employees as we expand our operations internationally and to add personnel engaged in sales and marketing and research and development.


EMPLOYEES


     As of April 1, 2000, we had a total of 132 employees, of which 32 were in research and development, 23 were in manufacturing services, 47 were in marketing and sales and 30 were in general and administrative. We plan to hire substantial numbers of additional personnel in all areas of our business, particularly in sales and marketing. We consider our relationships with employees to be good. None of our employees is covered by collective bargaining agreements. Competition for qualified personnel in our industry and geographical location is intense, and we cannot assure you that we will be successful in attracting, integrating, retaining and motivating a sufficient number of qualified personnel to conduct our business in the future.

FACILITIES


     Our headquarters are located in approximately 58,400 square feet of leased office space in Mountain View, California. The lease term extends to August 2004. We recently entered into another lease for approximately 28,000 square feet of additional office space in Mountain View which extends to June 2008. In addition, we currently lease office space in Singapore, Japan, the United Kingdom and Switzerland. We believe our current office space is adequate for our current operations and that additional office space, if required, can be readily obtained.



     Handspring U.K. Ltd., located in the United Kingdom, and Handspring B.V., located in the Netherlands, are engaged in customer service, support and marketing activities of Handspring. Handspring International Ltd., located in Switzerland, and Handspring K.K., located in Japan, are engaged in sales as well as customer service, support and marketing activities. Handspring Singapore Pte. Ltd., located in Singapore, is engaged in quality assurance and manufacturing support services.


LEGAL PROCEEDINGS

     From time to time, we may be involved in litigation relating to claims arising out of our operations. As of the date of this prospectus, we are not subject to any material legal proceedings.

                                   MANAGEMENT

     The following table shows information concerning our executive officers, directors and other key employees. Ages are as of March 31, 2000.


             NAME                  AGE                          POSITION
             ----                  ---                          --------
Donna L. Dubinsky..............    44     President and Chief Executive Officer and a Director
Jeffrey C. Hawkins.............    42     Chief Product Officer and a Director
Edward T. Colligan.............    39     Senior Vice President, Marketing and Sales
Bernard J. Whitney.............    43     Chief Financial Officer and Secretary
Michael Gallucci...............    43     Vice President, Worldwide Manufacturing
Celeste Baranski...............    42     Vice President, Engineering
David G. Pine..................    41     Vice President and General Counsel
William Holtzman...............    47     Vice President, International
John Hartnett..................    37     Vice President, Service and Support
Patricia A. Tomlinson..........    42     Vice President, Human Resources
Kim B. Clark(1)................    51     Director
L. John Doerr(2)...............    48     Director
Bruce W. Dunlevie(1)(2)........    43     Director
Mitchell E. Kertzman(1)........    51     Director


-------------------------
(1) Member of audit committee
(2) Member of compensation committee

     Ms. Dubinsky is a co-founder of Handspring. She has been the President and Chief Executive Officer and a director since July 1998. She served as President and Chief Executive Officer of Palm Computing, Inc. from June 1992 to July 1998. From 1982 to 1991, she was with Claris Corporation, a subsidiary of Apple Computer, Inc., and with Apple Computer, Inc., where she served in a number of logistics, sales and marketing positions, most recently as Vice President International of Claris from 1987 to January 1991. Ms. Dubinsky is also a director of Intuit Inc. She holds a B.A. degree in history from Yale University and an M.B.A. from the Harvard Graduate School of Business Administration.

     Mr. Hawkins is a co-founder of Handspring. He has been the Chief Product Officer and a director since July 1998. He was a founder of Palm and served as its Product Architect and one of its directors from 1992 to June 1998. From 1982 to 1992, Mr. Hawkins was Vice President of Research at GRiD Systems Corporation, a laptop computer company. He holds a B.S. degree in electrical engineering from Cornell University.

     Mr. Colligan is a co-founder of Handspring. He has served as Senior Vice President, Marketing and Sales, of Handspring since October 1998. Before he joined Handspring, he served as Vice President of Marketing of Palm Computing from January 1993 to September 1998. From 1986 to 1993, Mr. Colligan was at Radius Corporation, a provider of displays and graphics cards, most recently serving as Vice President of Strategic and Product Marketing. He holds a B.A. degree in political science from the University of Oregon.

     Mr. Whitney has served as Chief Financial Officer and Secretary of Handspring since June 1999. From August 1997 to June 1999, he served as Executive Vice President and Chief Financial Officer of Sanmina, Inc., an electronics manufacturing company. From June 1995 to August 1997, Mr. Whitney served as Vice President of Finance for Network General Corporation, a network fault tolerance and performance management solutions company. From 1987 to June 1995, Mr. Whitney held a variety of corporate finance positions at Conner Peripherals, a storage device manufacturer. He holds a B.S. degree in finance from California State University at Chico and an M.B.A. from San Jose State University.

     Mr. Gallucci has served as Vice President, Worldwide Manufacturing, for Handspring since November 1998. From November 1996 to November 1998, he served as Director, Worldwide Manufacturing and Logistics at Palm. From February 1992 to November 1996, Mr. Gallucci served as Director of Materials at Bay Networks (now Nortel), a computer networking company. He holds a B.S. degree in marketing and an M.B.A. from Arizona State University.

     Ms. Baranski has served as Vice President, Engineering, of Handspring since September 1999. From January 1999 to August 1999, she served as a Product Development Manager at Set Engineering, Inc., a product development consulting company. She served as a Research and Development Manager for the Mobile Computing Division at Hewlett Packard Company from March 1996 to November 1998. Before that she served as Director of Product Development at Norand Corporation, a supplier of handheld computers to vertical markets, from June 1994 to February 1996, and as Vice President of Engineering at EO, Inc., a start-up PDA company, from 1990 to 1994. She holds B.S. and M.S. degrees in electrical engineering from Stanford University.


     Mr. Pine has served as Vice President and General Counsel since May 2000. From April 1996 to May 2000, Mr. Pine served with At Home Corporation, most recently as Senior Vice President and General Counsel and Secretary. From 1990 to March 1996, he was Vice President, General Counsel and Secretary of Radius Inc., a manufacturer of Macintosh computer peripherals. Mr. Pine also has served as a state legislator in the New Hampshire House of Representatives. Mr. Pine holds an A.B. degree in government from Dartmouth College and a J.D. degree from the University of Michigan Law School.


     Mr. Holtzman has served as Vice President, International, of Handspring since November 1999. From January 1998 to August 1999, he served as Vice President of Strategic Channels and International at Beyond.com, an e-commerce company. From July 1997 to January 1998, he served as an independent consultant for companies including Netscape, Palm and NetObjects. Mr. Holtzman served as Vice President of Asia - Latin America at Macromedia, Inc., a multimedia software company, from March 1995 to July 1997. He holds a B.S. in journalism from Boston University.

     Mr. Hartnett has served as Vice President, Distribution, Service and Support, of Handspring since February 2000. From July 1999 to February 2000, he served as Senior Vice President of Marketing, Support and Operations of MetaCreations, a creative web software company. Mr. Hartnett also served as Vice President of Worldwide Support and Operations for MetaCreations from December 1997 to July 1999 and Vice President of International Operations for MetaCreations from July 1996 to December 1997. Prior to joining MetaCreations, Mr. Hartnett was with Claris Corporation from 1992 to July 1996 where he most recently held the position of Director of International Operations. He holds a degree in marketing from the Marketing Institute of Ireland and a Post Graduate degree in finance through the ACCA and the University of Limerick.

     Ms. Tomlinson has served as Vice President, Human Resources, of Handspring since January 2000. From April 1996 to November 1999, she was Vice President of Human Resources at Edify Corporation, a self-service software company. From March 1995 to April 1996, she was Vice President of Human Resources for the Desktop Document Systems Division of Xerox Corporation. Ms. Tomlinson also served as Director of Human Resources at Synopsys, Inc., an electronic design automation software company, from June 1992 to March 1995. From July 1983 to June 1992, she held human resources management positions with Apple Computer, Inc. Ms. Tomlinson holds a B.A. degree in sociology from Pomona College.

     Dr. Clark has served as a director of Handspring since April 2000. Dr. Clark is Dean of the Faculty and George F. Baker Professor of Administration at Harvard Business School, where he has been a member of the faculty since 1978. His current research focuses on modularity in design and the integration of technology and competition in industry evolution, with a particular focus on the computer industry. Earlier research has focused on the areas of technology, productivity, product development and operations strategy. He serves as a director of Guidant Corporation and Tower Automotive, Inc. Dr. Clark received his B.A., M.A. and Ph.D. degrees in economics from Harvard University.


     Mr. Doerr has served as a director of Handspring since October 1998. He has been a general partner of Kleiner Perkins Caufield & Byers since September 1980. Before his tenure at Kleiner Perkins, Mr. Doerr was employed by Intel Corporation for five years. He serves on the board of directors of Amazon.com, Inc., At Home Corporation, Drugstore.com, Epicore, Healtheon/WebMD, Homestore.com, Intuit Inc., Martha Stewart Living Omnimedia and Sun Microsystems, Inc. Mr. Doerr holds B.S.E.E. and M.E.E. degrees from Rice University and an M.B.A. from the Harvard Graduate School of Business Administration.

     Mr. Dunlevie has served as a director of Handspring since October 1998. Mr. Dunlevie has been a Managing Member of Benchmark Capital, a venture capital firm, since its founding in May 1995. From 1989 to 1995, Mr. Dunlevie was a general partner at Merrill, Pickard, Anderson & Eyre, a venture capital firm. Mr. Dunlevie has also served as Vice President and General Manager of the Personal Computer Division of Everex Systems, Inc., a personal computer manufacturer, and as an investment banker with Goldman, Sachs & Co. He is also a director of Wink Communications and Rambus, Inc. as well as several privately held companies. Mr. Dunlevie holds a B.A. degree from Rice University and an M.B.A. from the Stanford School of Business.


     Mr. Kertzman has served as a director of Handspring since April 2000. He has been President, Chief Executive Officer and a director of Liberate Technologies, an interactive TV software company, since November 1998. Prior to joining Liberate, Mr. Kertzman was a member of the board of directors of Sybase, Inc., a database company, from February 1995 to November 1998. He served as Chairman of Sybase's board of directors from July 1997 to November 1998. Between February 1998 and August 1998, he also served as Co-Chief Executive Officer of Sybase. From July 1996 until February 1997, Mr. Kertzman served as Chief Executive Officer of Sybase and, from July 1996 until July 1997, he also served as President of Sybase. Between February 1995 and July 1996 he served as an Executive Vice President of Sybase. In February 1995, Sybase merged with Powersoft Corporation, a provider of application development tools. Mr. Kertzman had served as Chief Executive Officer and a director of Powersoft since he founded it in 1974. He also served as President of Powersoft from April 1974 to June 1992. Mr. Kertzman also serves as a director of Chordiant Software, Inc., CNET Networks, Inc. and Extensity, Inc.


COMPOSITION OF BOARD OF DIRECTORS


     Our board of directors currently consists of six directors. Upon completion of this offering, our board of directors will be divided into three classes that serve staggered three-year terms. The class I directors, initially Bruce W. Dunlevie and Kim B. Clark, will stand for reelection at the 2001 meeting of stockholders. The class II directors, initially Jeffrey C. Hawkins and L. John Doerr, will stand for reelection at the 2002 meeting of stockholders. The class III directors, initially Donna L. Dubinsky and Mitchell E. Kertzman, will stand for reelection at the 2003 meeting of stockholders. As a result, only one class of directors will be elected each year, while the directors in the other classes continue on the board for the remainder of their terms. This classification of our board could make it more difficult for a third party to acquire, or could discourage a third party from acquiring, control of Handspring.

COMMITTEES OF BOARD OF DIRECTORS

     Our board of directors has a compensation committee and an audit committee.

     Our compensation committee consists of Mr. Doerr and Mr. Dunlevie. The compensation committee reviews and makes recommendations to our board of directors concerning the salaries and incentive compensation of our officers and employees. Although the board of directors currently administers the issuance of stock options and other awards under our 1998 Equity Incentive Plan and 1999 Executive Equity Incentive Plan, the compensation committee will administer our 2000 Equity Incentive Plan and our 2000 Employee Stock Purchase Plan.


     The members of the audit committee are Dr. Clark, Mr. Dunlevie and Mr. Kertzman. The audit committee reviews and monitors our financial statements and accounting practices, makes recommendations to our board regarding the selection of independent auditors and reviews the results and scope of the audit and other services provided by our independent auditors.


COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     None of our executive officers serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our board of directors or compensation committee.

DIRECTOR COMPENSATION


     None of the board members receives a fee for attending board or committee meetings. In April 2000, we granted an option for 37,500 shares of our common stock to each of Dr. Clark and Mr. Kertzman under our 1999 Executive Equity Incentive Plan.



     Each member of the board, who is not our employee, or an employee of a parent, subsidiary or affiliate of ours, will be considered an outside director and will be eligible to participate in our 2000 Equity Incentive Plan, which will become effective immediately upon the completion of this offering. Under this plan, the option grants to outside directors are automatic and nondiscretionary. Each outside director who first becomes a member of our board of directors on or after the date of this offering will automatically be granted an option to purchase 37,500 shares of our common stock on the date the outside director joins the board of directors. Immediately after each annual meeting of our stockholders, each director who is an outside director at that time will automatically be granted an additional option to purchase 11,250 shares if the director has served continuously as a member of our board since the date of the director's initial grant and for a period of at least one year before the annual meeting.



     The options granted to Dr. Clark and Mr. Kertzman and options granted in the future to outside directors under the 2000 Equity Incentive Plan have or will have an exercise price equal to the fair market value of our common stock on the date of grant. The options have or will have ten-year terms and will terminate three months after the date the director ceases to be a director or 12 months if the termination is due to death or disability. All options granted to outside directors vest over a four year period at a rate of 25% of the total shares granted on the first anniversary of the date of grant, and ratably over the next 36 months, so long as the outside director continuously remains our director or consultant. In the event of our dissolution or liquidation or a "change in control" transaction, options granted to our outside directors will become 100% vested and exercisable in full.

EXECUTIVE COMPENSATION

     The following table shows the total compensation received for services rendered to us during the fiscal year ended June 30, 1999 by our Chief Executive Officer and each of our other most highly compensated executive officers whose compensation in fiscal 1999 was more than $100,000.

                           SUMMARY COMPENSATION TABLE


                                                                             LONG-TERM
                                                                        COMPENSATION AWARDS
                                                        ANNUAL          -------------------
                                                     COMPENSATION        SHARES OF COMMON
                                                   -----------------     STOCK UNDERLYING
           NAME AND PRINCIPAL POSITION              SALARY     BONUS          OPTIONS
           ---------------------------             --------    -----    -------------------
Donna L. Dubinsky................................  $111,442     $--                 --
  President and Chief Executive Officer
Jeffrey C. Hawkins...............................   111,442     --                  --
  Chief Product Officer
Edward T. Colligan...............................   109,712     --           6,057,693
  Senior Vice President, Marketing and Sales


     For fiscal 2000, Donna L. Dubinsky, Jeffrey C. Hawkins, Edward Colligan, Michael Gallucci and Celeste Baranski have an annual base salary of $150,000 and Bernard J. Whitney has an annual base salary of $180,000.

OPTION GRANTS IN FISCAL 1999


     The following table shows information about grants of stock options to those executive officers listed in the Summary Compensation Table above for the fiscal year ended June 30, 1999.


     The potential realizable value is calculated based on the ten-year term of the option and the market value at the time of grant. Stock price appreciation of 5% and 10% is assumed under rules of the Securities and Exchange Commission and does not represent our prediction of our stock price performance. The potential realizable values at 5% and 10% appreciation are calculated by


     - Multiplying the number of shares of common stock subject to the option by the assumed initial public offering price of $20.50 per share;


     - Assuming that the total stock value derived from that calculation compounds at the annual 5% or 10% rate shown in the table until the expiration of the options; and

     - Subtracting from that result the total option exercise price.

     The option listed in the following table is immediately exercisable. The option vested as to 25% of the total shares on October 8, 1999 and vests ratably over the next 36 months. The option has a ten-year term, subject to earlier termination if the option holder's service with us ceases.


                                                                                     POTENTIAL REALIZABLE
                                             INDIVIDUAL GRANTS                         VALUE AT ASSUMED
                            ---------------------------------------------------          ANNUAL RATES
                            NUMBER OF     PERCENT OF                                    OF STOCK PRICE
                            SHARES OF    TOTAL OPTIONS                                 APPRECIATION FOR
                            UNDERLYING    GRANTED TO     EXERCISE                         OPTION TERM
                             OPTIONS     EMPLOYEES IN      PRICE     EXPIRATION   ---------------------------
           NAME              GRANTED      FISCAL 1999    PER SHARE      DATE           5%            10%
           ----             ----------   -------------   ---------   ----------   ------------   ------------
Donna L. Dubinsky.........         --          --%         $  --            --    $         --   $         --
Jeffrey C. Hawkins........         --          --             --            --              --             --
Edward T. Colligan........  6,057,693        33.6           0.05      10/11/08     201,997,659    321,795,074

AGGREGATED OPTION EXERCISES IN FISCAL 1999 AND FISCAL YEAR-END OPTION VALUES


     The table below shows information regarding shares acquired upon exercise of options in fiscal 1999 and about options held as of June 30, 1999 by the officers indicated below. There was no public trading market for our common stock as of June 30, 1999. Accordingly, the values in the table have been calculated on the basis of an assumed initial public offering price of $20.50 per share less the applicable exercise price.



                        NUMBER OF                       NUMBER OF SHARES             VALUE OF UNEXERCISED
                         SHARES                      UNDERLYING UNEXERCISED          IN-THE-MONEY OPTIONS
                        ACQUIRED                    OPTIONS AT JUNE 30, 1999           AT JUNE 30, 1999
                           ON          VALUE      ----------------------------   -----------------------------
         NAME           EXERCISE     REALIZED     EXERCISABLE    UNEXERCISABLE   EXERCISABLE     UNEXERCISABLE
         ----           ---------   -----------   -----------    -------------   ------------    -------------
Donna L. Dubinsky.....        --    $        --           --          --         $         --         $--
Jeffrey C. Hawkins....        --             --           --          --                   --         --
Edward T. Colligan....   900,000     18,405,000    5,157,693          --          105,474,822         --


CHANGE OF CONTROL ARRANGEMENTS


     In August 1998, we entered into founder's restricted stock purchase agreements with Donna L. Dubinsky and Jeffrey C. Hawkins. Ms. Dubinsky purchased 22,050,000 shares of our common stock subject to our right to repurchase 80% of the shares upon termination of her employment. Mr. Hawkins purchased 40,950,000 shares of our common stock subject to our right to repurchase 80% of the shares upon termination of his employment. Under these agreements, our right of repurchase lapsed as to an additional 20% of the shares in July 1999 and lapses as to the remainder in equal monthly installments until July 2002. If we are acquired by or sell all or substantially all of our assets to another entity, the vesting on the shares held by Ms. Dubinsky and Mr. Hawkins will accelerate so that our right of repurchase will lapse on an additional 25% of the shares.



     In October 1998, we issued an option to Edward T. Colligan, our Vice President, Marketing and Sales, to purchase 6,057,693 shares of our common stock. The option was immediately exercisable in full. The option vested as to 25% of the shares in October 1999. The remaining shares vest in equal monthly installments until October 2002. Unvested shares issued upon exercise of the option are subject to our right of repurchase upon termination of Mr. Colligan's employment. Under the option agreement, if we are acquired by or sell all or substantially all of our assets to another entity, the vesting on the shares held by Mr. Colligan will accelerate so that our right of repurchase will lapse on an additional 25% of the shares.



     In June 1999, we issued an option to Bernard J. Whitney, our Chief Financial Officer, to purchase 1,350,000 shares of our common stock. The option becomes exercisable over three years. In August 1999, we issued an option to Mr. Whitney to purchase 46,516 shares of our common stock. The option was immediately exercisable in full. Both of these options vest as to 25% of the shares on the first anniversary of the grant date. The remaining shares vest in equal monthly installments over a period of three years. Unvested shares issued upon exercise of the option are subject to our right of repurchase upon termination of Mr. Whitney's employment. Under the option agreement, if we are acquired by or sell all or substantially all of our assets to another entity, the vesting on the shares held by Mr. Whitney will accelerate in full, so that both options will be immediately exercisable in full and our right of repurchase will lapse on all of the shares.


EMPLOYEE BENEFIT PLANS


     1998 Equity Incentive Plan. As of April 1, 2000, options to purchase 15,801,356 shares of our common stock were outstanding under our 1998 Equity Incentive Plan, 9,002,078 shares had been issued upon exercise of options and 3,904,259 shares of our common stock remained available for issuance upon the exercise of options that may be granted in the future. The options outstanding as of April 1, 2000 had a weighted average exercise price of $0.71 per share. Our 2000 Equity Incentive Plan will be effective upon the effectiveness of this offering. As a result, no options will be granted under our 1998 Equity Incentive Plan after this offering. However, any outstanding options under our 1998 Equity Incentive Plan will remain outstanding and subject to our 1998 Equity Incentive Plan and stock option agreement until exercise or until they terminate or expire by their terms. Options granted under our 1998 Equity Incentive Plan are subject to terms substantially similar to those described below with respect to options granted under our 2000 Equity Incentive Plan.



     1999 Executive Equity Incentive Plan. As of April 1, 2000, options to purchase 4,883,643 shares of our common stock were outstanding under our 1999 Executive Equity Incentive Plan, 1,719,373 shares had been issued upon exercise of options and 3,746,984 shares of our common stock remained available for issuance upon the exercise of options that may be granted in the future. The options outstanding as of April 1, 2000 had a weighted average exercise price of $1.91 per share. Our 2000 Equity Incentive Plan will be effective upon the effectiveness of this offering. As a result, no options will be granted under our 1999 Executive Equity Incentive Plan after this offering. However, any outstanding options under our 1999 Executive Equity Incentive Plan will remain outstanding and subject to our 1999 Executive Equity Incentive Plan and stock option agreement until exercise or until they terminate or expire by their terms. Options granted under our 1999 Executive Equity Incentive Plan are subject to terms substantially similar to those described below with respect to options granted under our 2000 Equity Incentive Plan.



     2000 Equity Incentive Plan. In April 2000, our board of directors adopted and in May 2000 our stockholders approved the 2000 Equity Incentive Plan subject to stockholder approval. The 2000 Equity Incentive Plan will become effective on the date of this prospectus and will serve as the successor to our 1998 Equity Incentive Plan and 1999 Executive Equity Incentive Plan. The 2000 Equity Incentive Plan authorizes the award of options, restricted stock and stock bonuses.


     The 2000 Equity Incentive Plan will be administered by the compensation committee of our board of directors, which consists of Mr. Doerr and Mr. Dunlevie, each of whom is an outside director as defined under applicable federal tax laws. The compensation committee will have the authority to interpret this plan and any agreement entered into under the plan, grant awards and make all other determinations for the administration of the plan.

     Our 2000 Equity Incentive Plan will provide for the grant of both incentive stock options that qualify under Section 422 of the Internal Revenue Code and nonqualified stock options. The incentive stock options may be granted only to our employees or employees of any of our subsidiaries. The nonqualified stock options, and all awards other than incentive stock options, may be granted to our employees, officers, directors, consultants, independent contractors and advisors and those of any of our subsidiaries. However, consultants, independent contractors and advisors are only eligible to receive awards if they render bona fide services not in connection with the offer and sale of securities in a capital-raising transaction. The exercise price of incentive stock options must be at least equal to the fair market value of our common stock on the date of grant. The exercise price of incentive stock options granted to 10% stockholders must be at least equal to 110% of the fair market value of our common stock on the date of grant. The exercise price of nonqualified stock options must be at least equal to 85% of the fair market value of our common stock on the date of grant.


     The maximum term of the options granted under our 2000 Equity Incentive Plan is ten years. The awards granted under this plan may not be transferred in any manner other than by will or by the laws of descent and distribution and options may be exercised during the lifetime of the option holder only by the option holder. The compensation committee may allow exceptions to this restriction for awards that are not incentive stock options. Options granted under our 2000 Equity Incentive Plan generally expire three months after the termination of the option holder's service to us or to a parent or subsidiary of ours, or 12 months if the termination is due to death or disability. If an option holder is terminated for cause, then options granted to that holder will expire immediately on the date of termination. In the event of a liquidation, dissolution or "change in control" transaction, except for options granted to non-employee directors, all outstanding options may be assumed or substituted by the successor company. If, within one year after a change in control, an option holder is terminated without cause, then the vesting of that option holder's option will accelerate so that an additional 25% of the option holder's shares become vested. The vesting of options granted to non-employee directors will accelerate in full upon a change in control transaction.


     We have reserved 15,000,000 shares of our common stock for issuance under the 2000 Equity Incentive Plan. The number of shares reserved for issuance under this plan will be increased to include:


     - any shares of our common stock reserved under our 1998 Equity Incentive Plan and 1999 Executive Equity Incentive Plan that are not issued or subject to outstanding grants on the date of this prospectus;

     - any shares of our common stock issued under our 1998 Equity Incentive Plan and 1999 Executive Equity Incentive Plan that are repurchased by us at the original purchase price; and

     - any shares of our common stock issuable upon exercise of options granted under our 1998 Equity Incentive Plan and 1999 Executive Equity Incentive Plan that expire or become unexercisable without having been exercised in full at any time after this offering.

     In addition, under the terms of the 2000 Equity Incentive Plan, the number of shares of our common stock reserved for issuance under the plan will increase automatically on January 1 of each year by an amount equal to 5% of our total outstanding shares of common stock as of the immediately preceding December 31.

     Shares available for grant and issuance under our 2000 Equity Incentive Plan include:


     - shares of our common stock issuable upon exercise of an option granted under this plan that is terminated or cancelled before the option is exercised;


     - shares of our common stock issued upon exercise of any option granted under this plan that we repurchase at the original purchase price;

     - shares of our common stock subject to awards granted under this plan that are forfeited or repurchased by us at the original issue price; and

     - shares of our common stock subject to stock bonuses granted under this plan that otherwise terminate without shares being issued.


     During any calendar year, no person will be eligible to receive more than 3,000,000 shares, or 4,500,000 shares in the case of a new employee, under the 2000 Equity Incentive Plan. The 2000 Equity Incentive Plan will terminate in March 2010, unless it is terminated earlier by our board of directors.



     2000 Employee Stock Purchase Plan. In April 2000, our board of directors adopted and in May 2000 our stockholders approved the 2000 Employee Stock Purchase Plan. The 2000 Employee Stock Purchase Plan will become effective on the first day on which price quotations are available for our common stock on The Nasdaq National Market. The employee stock purchase plan is designed to enable eligible employees to purchase shares of our common stock at a discount on a periodic basis through payroll deductions.

     Our compensation committee will administer the 2000 Employee Stock Purchase Plan. Our employees generally will be eligible to participate in this plan if they are employed by us, or a subsidiary of ours that we designate, for more than 20 hours per week and more than five months in a calendar year. Our employees are not eligible to participate in our 2000 Employee Stock Purchase Plan if they are 5% stockholders or would become 5% stockholders as a result of their participation in the plan. Under the 2000 Employee Stock Purchase Plan, eligible employees may acquire shares of our common stock through payroll deductions. Our eligible employees may select a rate of payroll deduction between 1% and 10% of their cash compensation. An employee's participation in this plan will end automatically upon termination of employment for any reason.



     No participant will be able to purchase shares having a fair market value of more than $25,000, determined as of the first day of the applicable offering period, for each calendar year in which the employee participates in the 2000 Employee Stock Purchase Plan. Except for the first offering period, each offering period will be for two years and will consist of four six-month purchase periods. The first offering period is expected to begin on the first business day on which price quotations for our common stock are available on The Nasdaq National Market. The first purchase period may be more or less than six months long. After that, the offering periods will begin on January 31 and July
31. The purchase price for shares of our common stock purchased under the 2000 Employee Stock Purchase Plan will be 85% of the lesser of the fair market value of our common stock on the first day of the applicable offering period or the last day of each purchase period. Our compensation committee will have the power to change the starting date of any later offering period, the purchase date of a purchase period and the duration of any offering period or purchase period without stockholder approval if this change is announced before the relevant offering period or purchase period. Our 2000 Employee Stock Purchase Plan is intended to qualify as an "employee stock purchase plan" under Section 423 of the Internal Revenue Code.



     We have initially reserved 750,000 shares of our common stock for issuance under the 2000 Employee Stock Purchase Plan. The number of shares reserved for issuance under the plan will increase automatically on January 1 of each year by an amount equal to 1% of our total outstanding shares as of the immediately preceding December 31. Our board of directors or compensation committee may reduce the amount of the increase in any particular year. The 2000 Employee Stock Purchase Plan will terminate in March 2010, unless it is terminated earlier by our board of directors.



     401(k) Plan. We sponsor a defined contribution plan intended to qualify under Section 401 of the Internal Revenue Code, or a 401(k) plan. Employees are generally eligible to participate and may enter the plan on the first day of the plan year in which the employee met the eligibility requirements. Participants may make pre-tax contributions to the plan of a percentage of their eligible compensation, not to exceed the limits allowable under the Internal Revenue Code. Each participant is fully vested in his or her contributions and the investment earnings. The plan does not provide for any matching contributions by us. Contributions by the participants to the plan, and the income earned on these contributions, are generally not taxable to the participants until withdrawn. Participant contributions are held in trust as required by law. Individual participants may direct the trustee to invest their accounts in authorized investment alternatives.


INDEMNIFICATION OF DIRECTORS AND EXECUTIVE OFFICERS AND LIMITATION ON LIABILITY

     Our certificate of incorporation provides that our directors shall not be liable to us or our stockholders for monetary damages for any breach of fiduciary duty, except to the extent otherwise required by the Delaware General Corporation Law. This provision will not prevent our stockholders from obtaining injunctive or other relief against our directors nor does it shield our directors from liability under federal or state securities laws.

     Our bylaws require us to indemnify our directors and officers to the fullest extent permitted by the Delaware General Corporation Law, subject to certain very limited exceptions where indemnification is not permitted by applicable law. Our bylaws also require us to advance expenses, as incurred, to our directors and executive officers in connection with any legal proceeding to the fullest extent permitted by the Delaware General Corporation Law. These rights are not exclusive.

     In addition to the indemnification provisions contained in our bylaws, before the completion of this offering, we intend to enter into indemnity agreements with each of our current directors and executive officers. These agreements will provide for the indemnification of our executive officers and directors for all expenses and liabilities incurred in connection with any action or proceeding brought against them by reason of the fact that they are or were agents of Handspring. We also intend to obtain directors' and officers' insurance to cover our directors, executive officers and some of our employees for specific liabilities, including public securities matters. We believe that these indemnification provisions and agreements and this insurance are necessary to attract and retain qualified directors and officers.


     The limitation of liability and indemnification provisions in our certificate of incorporation and bylaws may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duty. They may also reduce the likelihood of derivative litigation against directors and officers, even though an action, if successful, might benefit us and other stockholders. Furthermore, your investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers as required by these indemnification provisions. At present, there is no pending litigation or proceeding involving any of our directors, officers or employees for which indemnification by Handspring is sought, nor are we aware of any threatened litigation that may result in claims for indemnification.

                           RELATED PARTY TRANSACTIONS


     Other than the transactions described in "Management" and the transactions described below, since our inception there has not been nor is there currently proposed any transaction or series of similar transactions to which we were or will be a party in which the amount involved exceeded or will exceed $60,000 and in which any director, executive officer, holder of more than 5% of our common stock or any member of his or her immediate family had or will have a direct or indirect material interest.


TRANSACTIONS WITH PROMOTERS


     In August 1998, we sold 40,950,000 shares of common stock to Jeffrey C. Hawkins and 22,050,000 shares of common stock to Donna L. Dubinsky at a price per share of $0.00111 under restricted stock purchase agreements. On the same day that they purchased their shares, Mr. Hawkins and Ms. Dubinsky transferred their shares to trusts of which they are trustees. At the time of issuance, 80% of the shares held by Mr. Hawkins and Ms. Dubinsky were unvested and subject to our right of repurchase upon termination of their employment. On July 13, 1999, this right of repurchase expired as to an additional 20% of the shares, and continues to expire as to an additional 1.667% of the shares each following month so long as we continue to employ Mr. Hawkins and Ms. Dubinsky, as applicable. If we are acquired by, or sell all or substantially all of our assets to, another entity, then our right of repurchase with respect to the shares held by Mr. Hawkins and Ms. Dubinsky will expire as to an additional 25% of the shares. On or before July 13, 2002, the right of repurchase will expire in full.


     Jeffrey C. Hawkins loaned us $300,000 under a three-month unsecured promissory note dated October 1, 1998 bearing interest at a rate of 5.6% annually. We repaid this loan in full, with interest, on October 26, 1998.

ISSUANCE OF SERIES A PREFERRED STOCK

     In October 1998, we sold a total of 8,076,924 shares of Series A preferred stock at a price per share of $2.23 to the following investors:


     - entities affiliated with Kleiner Perkins Caufield & Byers VIII, L.P., which purchased a total of 4,038,462 shares of Series A preferred stock, which is convertible into 18,173,079 shares of common stock, for a total purchase price of $9.0 million. These entities hold more than 5% of our capital stock and L. John Doerr, one of our directors, is a general partner of KPCB VIII Associates, L.P., which is a general partner of Kleiner Perkins Caufield & Byers VIII, L.P.; and



     - Benchmark Capital Partners II, L.P., which purchased a total of 4,038,462 shares of Series A preferred stock, which is convertible into 18,173,079 shares of common stock, for a total purchase price of $9.0 million as nominee for several affiliated entities. These entities hold more than 5% of our capital stock and Bruce W. Dunlevie, one of our directors, is a managing member of Benchmark Capital Management Co. II, L.L.C., which is a general partner of Benchmark Capital Partners II, L.P.


ISSUANCE OF SERIES B PREFERRED STOCK

     In July 1999, we sold a total of 928,506 shares of Series B preferred stock at a price per share of $10.77 to the following investors:


     - QUALCOMM Incorporated, which purchased a total of 649,954 shares of Series B preferred stock, which is convertible into 2,924,793 shares of common stock, for a total purchase price of $7.0 million. QUALCOMM licenses CDMA technology to us;

     - entities affiliated with Kleiner Perkins Caufield & Byers VIII, L.P., which purchased a total of 139,276 shares of Series B preferred stock, which is convertible into 626,742 shares of common stock, for a total purchase price of $1.5 million; and



     - Benchmark Capital Partners II, L.P., which purchased a total of 139,276 shares of Series B preferred stock, which is convertible into 626,742 shares of common stock, for a total purchase price of $1.5 million as nominee for several affiliated entities.


INVESTORS RIGHTS AGREEMENT

     In connection with our issuances of Series A preferred stock and Series B preferred stock, we have entered into an investors rights agreement granting the holders of the preferred stock registration rights with respect to the common stock issuable upon conversion of their preferred stock. Their registration rights are described in more detail under "Description of Capital
Stock -- Registration Rights."

                             PRINCIPAL STOCKHOLDERS


     The following table sets forth information regarding the beneficial ownership of our common stock as of April 1, 2000, and as adjusted to reflect the sale of the shares in this offering for:


     - each person known by us to own beneficially more than 5% of our of common stock;

     - each of our directors;

     - each executive officer listed in the Summary Compensation Table above;
       and

     - all directors and executive officers as a group.


     The percentage of beneficial ownership for the following table is based on 115,253,728 shares of common stock outstanding on April 1, 2000, assuming the conversion of all outstanding shares of preferred stock into common stock, and 125,253,728 shares of common stock outstanding after the completion of this offering, including the exercise of right to purchase 895,342 shares of common stock in May 2000, and assuming no exercise of the underwriters' over-allotment option.


     Unless otherwise indicated below, to our knowledge, all persons and entities listed below have sole voting and investment power over their shares of common stock, except to the extent that individuals share authority with spouses under applicable law. Unless otherwise indicated, each entity or person listed below maintains a mailing address of c/o Handspring, Inc., 189 Bernardo Avenue, Mountain View, California 94043.

     The number of shares beneficially owned by each stockholder is determined in accordance with the rules of the Securities and Exchange Commission and does not necessarily indicate beneficial ownership for any other purpose. Under these rules, beneficial ownership includes those shares of common stock over which the stockholder exercises sole or shared voting or investment power. It also includes shares of common stock that the stockholder has a right to acquire within 60 days after January 1, 2000 through the exercise of any option. The percentage ownership of the outstanding common stock, however, is based on the assumption, expressly required by the rules of the Securities and Exchange Commission, that only the person or entity whose ownership is being reported has converted options into shares of common stock.


                                                 NUMBER OF            PERCENT BENEFICIALLY OWNED
                                            SHARES BENEFICIALLY    ---------------------------------
         NAME OF BENEFICIAL OWNER                  OWNED           BEFORE OFFERING    AFTER OFFERING
         ------------------------           -------------------    ---------------    --------------
Jeffrey C. Hawkins(1).....................       40,932,000             35.5%              32.7%
Donna L. Dubinsky(2)......................       22,032,000             19.1               17.6
L. John Doerr(3)..........................       18,799,821             16.3               15.0
Kleiner Perkins Caufield & Byers
  2750 Sand Hill Road
  Menlo Park, California 94205
Bruce W. Dunlevie(4)......................       18,799,821             16.3               15.0
Benchmark Capital Partners II, L.P.
  2480 Sand Hill Road
  Menlo Park, California 94205
Edward T. Colligan(5).....................        6,012,693              5.0                4.6
Kim B. Clark(6)...........................               --               --
Mitchell E. Kertzman(6)...................               --               --
Executive officers and directors as a
  group (11 persons)(7)...................      110,218,004             90.0               83.2

-------------------------

(1) Includes 40,684,500 shares held of record by Mr. Hawkins and his spouse as trustees under the Strauss-Hawkins Trust Agreement dated April 17, 1991 of which 19,108,908 shares are subject to a lapsing repurchase right. Also includes 247,500 shares held of record by various charitable trusts for which Mr. Hawkins is the trustee.



(2) Represents shares held of record by Ms. Dubinsky as trustee under the Amended and Restated Dubinsky Trust Agreement dated May 23, 1995, of which 10,289,412 shares are subject to a lapsing repurchase right.



(3) Represents 17,325,915 shares held by Kleiner Perkins Caufield & Byers VIII, L.P., 1,003,911 shares held by KPCB VIII Founders Fund, L.P. and 469,995 shares held by KPCB Information Sciences Zaibatsu Fund II, L.P. Mr. Doerr is a general partner of KPCB VIII Associates, L.P., which is a general partner of Kleiner Perkins Caulfield & Byers VIII, L.P.



(4) Represents 18,799,821 shares held by Benchmark Capital Partners II, L.P. as nominee for Benchmark Capital Partners II, L.P., Benchmark Founders' Fund II, L.P., Benchmark Founders' Fund II-A, L.P. and Benchmark Members' Fund II, L.P. Mr. Dunlevie is a Managing Member of Benchmark Capital Management Co. II, LLC, the general partner of Benchmark Capital Partners II, L.P., Benchmark Founders' Fund II, L.P., Benchmark Founders' Fund II-A, L.P. and Benchmark Members' Fund II, L.P. Mr. Dunlevie disclaims beneficial ownership of these shares, except to the extent of his pecuniary interest in the Benchmark funds.



(5) Represents 855,000 shares held by Mr. Colligan and his spouse and 5,157,693 shares subject to fully exercisable options held by Mr. Colligan.



(6) Dr. Clark and Mr. Kertzman were appointed to the board of directors in April 2000.



(7) Includes 1,561,500 shares held by our executive officers who were not individually listed in this table, of which 1,272,116 shares are subject to a lapsing repurchase right, and 7,237,862 shares subject to exercisable options held by Mr. Colligan and the other executive officers who were not individually listed in this table.

                          DESCRIPTION OF CAPITAL STOCK


     Immediately after the closing of this offering, our authorized capital stock will consist of 1,000,000,000 shares of common stock, par value $0.001 per share, and 10,000,000 shares of preferred stock, par value $0.001 per share. As of April 1, 2000, including the exercise of a right to purchase 895,342 shares of common stock in April 2000, and assuming the conversion of all outstanding shares of preferred stock into common stock immediately prior to the closing of this offering there were outstanding 115,253,728 shares of common stock, held of record by approximately 116 stockholders. We also had outstanding options to purchase 20,684,999 shares of common stock.


COMMON STOCK

     Each holder of common stock is entitled to one vote for each share on all matters to be voted upon by the stockholders. There are no cumulative voting rights. Subject to preferences to which holders of preferred stock issued after the sale of the common stock in this offering may be entitled, holders of common stock will be entitled to receive ratably any dividends that may be declared from time to time by the board of directors out of funds legally available for that purpose. In the event of our liquidation, dissolution or winding up, holders of common stock will be entitled to share in our assets remaining after the payment of liabilities and the satisfaction of any liquidation preference granted to the holders of any shares of preferred stock that may be outstanding. Holders of common stock have no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions that apply to the common stock. All shares of common stock outstanding are, and the shares of common stock offered in this offering, when they are issued and paid for will be, fully paid and nonassessable. The rights, preferences and privileges of the holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate in the future.

PREFERRED STOCK


     Upon the closing of this offering, the board of directors will be authorized, subject to any limitations imposed by law, without stockholder approval, from time to time to issue up to a total of 10,000,000 shares of preferred stock, par value $0.001 per share, in one or more series, each series to have rights and preferences, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, as the board of directors may determine. The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, a majority of our voting stock outstanding. We have no present plans to issue any shares of preferred stock.


REGISTRATION RIGHTS


     We entered into an Investors' Rights Agreement with our preferred stockholders that grants rights for registration under the Securities Act to the holders of 40,524,435 shares of our common stock upon the completion of this offering.


     At any time after six months after the effective date of this offering, the holders of a majority of the shares that have registration rights can request that we register all or a portion of their shares as long as the total offering price of the shares to the public in that offering is at least $20.0 million. We are required to file up to two registration statements under this right. The holders of shares that have registration rights can request that we register their shares if we are eligible to file a registration statement on Form S-3 and if the total price of the shares offered to the public is at least $2.0 million. We could be required to file one Form S-3 registration statement in any period of 12 months.

     In addition, the stockholders with registration rights have the right to include their shares in any registration statement that we file, except for registration statements that cover an employee benefit plan or a corporate reorganization. These stockholders have waived their rights with respect to this offering. If marketing reasons dictate, the managing underwriter of any underwritten offering will have the right to limit the number of shares registered for these holders in the registration to 25% of the total shares covered by the registration statement.

     We will pay all expenses incurred in connection with these registration statements, except for underwriters' and brokers' discounts and commissions, which the selling stockholders will pay. The registration rights expire for any particular stockholder if the stockholder can sell all of its shares in one period of three months under Rule 144 under the Securities Act. The registration rights expire for all stockholders five years after completion of this offering.

ANTI-TAKEOVER EFFECTS OF OUR CERTIFICATE OF INCORPORATION AND BYLAWS AND DELAWARE LAW

     Provisions of our restated certificate of incorporation and bylaws that will be in effect after this offering may have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, control of us. These provisions could limit the price that investors might be willing to pay in the future for shares of our common stock. These provisions:

     - divide our board of directors into three classes serving staggered three-year terms;

     - eliminate the right of stockholders to act by written consent without a meeting;

     - eliminate the right of stockholders to call special meetings of stockholders;

     - eliminate cumulative voting in the election of directors;

     - allow us to issue preferred stock without any vote or further action by the stockholders; and

     - require approval of at least two-thirds of the outstanding shares of common stock to remove a director.


     The classification system of electing directors may tend to discourage a third party from making a tender offer or otherwise attempting to obtain control of us and may maintain the incumbency of our board of directors, as the classification of the board of directors increases the difficulty of replacing a majority of the directors. These provisions may have the effect of deterring hostile takeovers, or delaying changes in our control or management, or may make it more difficult for stockholders to take certain corporate actions. The amendment of any of these provisions would require approval by holders of at least two-thirds of the outstanding common stock.


     In addition, we are subject to Section 203 of the Delaware General Corporation Law, which, subject to some exceptions, prohibits a Delaware corporation from engaging in any business combination with any interested stockholder unless specified conditions are met.

TRANSFER AGENT AND REGISTRAR


     The transfer agent and registrar for our common stock is EquiServe Trust Company, N.A.


LISTING


     We have applied to list our common stock on The Nasdaq Stock Market's National Market under the trading symbol "HAND."

                        SHARES ELIGIBLE FOR FUTURE SALE

     The sale of a substantial amount of our common stock, including shares issued upon exercise of outstanding options, in the public market after this offering could cause a decline in the prevailing market price of our common stock. Furthermore, because no shares will be available for sale shortly after this offering due to the contractual restrictions on resale described in the section entitled "Underwriting" and the legal restrictions on resale described below, the sale of a substantial amount of common stock in the public market after these restrictions lapse could adversely affect the prevailing market price of our common stock and our ability to raise equity capital in the future.


     Upon completion of this offering, we will have 125,253,728 shares of common stock outstanding, based on shares of common stock outstanding as of April 1, 2000, including the exercise of a right to purchase 895,342 shares of common stock in May 2000, and assuming no exercise of the underwriters' over-allotment option. Of these shares, all of the 10,000,000 shares of our common stock sold in this offering will be freely tradable without restriction or further registration under the Securities Act, unless the shares are purchased by "affiliates" as that term is defined in Rule 144 under the Securities Act. Any shares purchased by an affiliate may not be resold except under an effective registration statement or an exemption from registration, including an exemption under Rule 144 of the Securities Act. The remaining 115,253,728 shares of common stock held by existing stockholders are "restricted securities" as that term is defined in Rule 144 under the Securities Act. Of these shares, 102,980,142 shares are held by our directors, executive officers and other affiliates, and are subject to volume limitations under Rule 144 and various vesting agreements. These restricted securities may be sold in the public market only if they are registered or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act. These rules are summarized below. All of the remaining shares of common stock that constitute restricted securities held by existing stockholders are subject to contractual restrictions on resale as described more fully in the section entitled "Underwriting."



     Upon the expiration of the contractual restrictions on resale described in the section entitled "Underwriting" and subject to various vesting agreements and the provisions of Rule 144 and Rule 701, 115,253,728 restricted shares of common stock will be available for sale in the public market beginning 180 days after the date of this prospectus. The sale of these restricted securities is subject, in the case of shares held by affiliates, to the volume restrictions contained in Rule 144.


RULE 144

     In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person who has beneficially owned shares of our common stock for at least one year from the later of the date those shares of common stock were acquired from us or from an affiliate of ours would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:


          (1) one percent of the number of shares of common stock then outstanding, which will equal approximately 1,252,537 shares immediately after this offering; or


          (2) the average weekly trading volume of the common stock on the Nasdaq National Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale of any shares of common stock.

     Sales of shares under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us. Affiliates may sell shares not constituting restricted securities in accordance with the volume limitations and other restrictions, but without regard to the one-year holding period.

RULE 144(k)

     In addition, under Rule 144(k), a person who is not one of our affiliates at any time during the three months before a sale, and who has beneficially owned the shares proposed to be sold for at least two years from the later of the date the shares were acquired from us or from an affiliate of ours, including the holding period of any previous owner other than an affiliate, is entitled to sell those shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

RULE 701

     In general, under Rule 701 under the Securities Act as currently in effect, each of our employees, consultants or advisors who purchased shares from us in connection with a compensatory stock plan or other written agreement is eligible to resell those shares 90 days after the effective date of this offering in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144.

                                  UNDERWRITING

     Under the terms and subject to the conditions contained in the underwriting
agreement dated                      , 2000, we have agreed to sell to the
underwriters named below, for whom Credit Suisse First Boston Corporation, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Donaldson, Lufkin & Jenrette Securities Corporation and U.S. Bancorp Piper Jaffray Inc. are acting as representatives, the following respective numbers of shares of common stock:


                                                              NUMBER OF
                                                                SHARES
                        UNDERWRITER                           ----------
Credit Suisse First Boston Corporation......................
Merrill Lynch, Pierce, Fenner & Smith Incorporated..........
Donaldson, Lufkin & Jenrette Securities Corporation.........
U.S. Bancorp Piper Jaffray Inc. ............................

                                                              ----------
          Total.............................................  10,000,000
                                                              ==========



     The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in the offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults the purchase commitments of non-defaulting underwriters may be increased or the offering of common stock may be terminated.



     We have granted to the underwriters a 30-day option to purchase on a pro rata basis up to 1,500,000 additional shares from us at the initial public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of common stock.


     The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus and to selling
group members at that price less a concession of $     per share. The
underwriters and selling group members may allow a discount of $     per share
on sales to other broker/dealers. After the initial public offering, the public offering price and concession and discount to broker/dealers may be changed by the representatives.

     The following table summarizes the compensation and estimated expenses we will pay.

                                                 Per Share                           Total
                                      -------------------------------   -------------------------------
                                         Without            With           Without            With
                                      Over-allotment   Over-allotment   Over-allotment   Over-allotment
                                      --------------   --------------   --------------   --------------
Underwriting discounts and
  commissions paid by us............     $                $                $                $
Expenses payable by us..............     $                $                $                $


     The underwriters have informed us that they do not expect discretionary sales to exceed 5% of the shares of common stock being offered.



     We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any such offer, sale, pledge, disposition or filing, without the prior written consent of Credit Suisse First Boston Corporation for a period of 180 days after the date of this prospectus, except in the case of issuances pursuant to the exercise of employee stock options outstanding on the date of this prospectus.


     Our officers and directors and the holders of substantially all our common stock have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction which would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any such aforementioned transaction is to be settled by delivery of our common stock or such other securities, in cash or otherwise, or publicly disclose the intention to make any such offer, sale, pledge or disposition, or to enter into any such transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Credit Suisse First Boston Corporation for a period of 180 days after the date of this prospectus.



     The underwriters have reserved for sale, at the initial public offering price, up to 300,000 shares of common stock for business partners, such as suppliers, developers and consultants, who have expressed an interest in purchasing common stock in the offering. The number of shares available for sale to the general public in the offering will be reduced to the extent such persons purchase such reserved shares. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same terms as the other shares.



     We have agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to payments which the underwriters may be required to make in that respect.



     We have applied to list the shares of common stock on The Nasdaq Stock Market's National Market under the symbol "HAND."


     Prior to this offering, there has been no public market for the common stock. The initial public offering price will be determined by negotiation between us and the underwriters. The principal factors to be considered in determining the public offing price include:

     - the information set forth in this prospectus and otherwise available to the underwriters;

     - the history and the prospects for the industry in which we will compete;

     - the ability of our management;

     - the prospects for our future earnings;

     - the present state of our development and our current financial condition;

     - the general condition of the securities markets at the time of this offering; and

     - the recent market prices of, and the demand for, publicly traded common stock of generally comparable companies.

     The representatives may engage in over-allotment, stabilizing transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Exchange Act.

     - Over-allotment involves syndicate sales in excess of the offering size, which creates a syndicate short position.

     - Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

     - Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions.

     - Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by such syndicate member is purchased in a syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of the common stock to be higher than it would otherwise be in the absence of these transactions. These transactions may be effected on The Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.


     A prospectus in electronic format may be made available on the Web sites maintained by one or more of the underwriters participating in this offering. The representatives may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters that will make Internet distributions on the same basis as other allocations.

                          NOTICE TO CANADIAN RESIDENTS

RESALE RESTRICTIONS

     The distribution of the common stock in Canada is being made only on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of common stock are effected. Accordingly, any resale of the common stock in Canada must be made in accordance with applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made in accordance with available statutory exemptions or pursuant to a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the common stock.

REPRESENTATIONS OF PURCHASERS


     Each purchaser of common stock in Canada who receives a purchase confirmation will be deemed to represent to us and the dealer from whom the purchase confirmation is received that (i) the purchaser is entitled under applicable provincial securities laws to purchase the common stock without the benefit of a prospectus qualified under such securities laws, (ii) where required by law, that such purchaser is purchasing as principal and not as agent, and (iii) the purchaser has reviewed the text above under "Resale Restrictions."


RIGHTS OF ACTION (ONTARIO PURCHASERS)

     The securities being offered are those of a foreign issuer and Ontario purchasers will not receive the contractual right of action prescribed by Ontario securities law. As a result, Ontario purchasers must rely on other remedies that may be available, including common law rights of action for damages or rescission or rights of action under the civil liability provisions of the U.S. federal securities laws.

ENFORCEMENT OF LEGAL RIGHTS


     All of the issuer's directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon the issuer or such persons. All or a substantial portion of the assets of the issuer and such persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against the issuer or such persons in Canada or to enforce a judgment obtained in Canadian courts against such issuer or persons outside of Canada.


NOTICE TO BRITISH COLUMBIA RESIDENTS


     A purchaser of common stock to whom the Securities Act (British Columbia) applies is advised that such purchaser is required to file with the British Columbia Securities Commission a report within ten days of the sale of any common stock acquired by the purchaser in this offering. Such report must be in the form attached to British Columbia Securities Commission Blanket Order BOR #95/17, a copy of which may be obtained from us. Only one such report must be filed in respect of common stock acquired on the same date and under the same prospectus exemption.


TAXATION AND ELIGIBILITY FOR INVESTMENT

     Canadian purchasers of common stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in the common stock in their particular circumstances and with respect to the eligibility of the common stock for investment by the purchaser under relevant Canadian legislation.

                                 LEGAL MATTERS

     Fenwick & West LLP, Palo Alto, California, will pass upon the validity of the common stock that we are selling in this offering. Davis Polk & Wardwell, Menlo Park, California, is representing the underwriters.

                                    EXPERTS


     The financial statements as of June 30, 1999 and April 1, 2000 and for the period from July 29, 1998 (date of inception) to June 30, 1999 and the nine month period ended April 1, 2000 have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.


                      WHERE YOU MAY FIND MORE INFORMATION


     We have filed with the Securities and Exchange Commission a Registration Statement on Form S-1, including exhibits and schedule, under the Securities Act with respect to the common stock to be sold in this offering. This prospectus, which constitutes a part of the Registration Statement, does not contain all of the information that is in the Registration Statement or the exhibits and schedule. Any statements made in this prospectus as to the contents of any contract, agreement or other document are not necessarily complete. With respect to each contract, agreement or other document filed as an exhibit to the Registration Statement, we refer you to the exhibit for a more complete description of the matter involved, and each statement in this prospectus is qualified in its entirety by this reference. You may read and copy all or any portion of the Registration Statement or any reports, statements or other information at the following public reference facilities of the Securities and Exchange Commission:


    Washington, D.C.            New York, New York        Chicago, Illinois
    Room 1024, Judiciary Plaza  Seven World Trade Center  500 West Madison Street
    450 Fifth Street, N.W.      Suite 1300                Suite 1400
    Washington, D.C., 20549     New York, New York 10048  Chicago, Illinois 60661


     You can request copies of these documents upon payment of a duplicating fee by writing to the Commission. You may call the Commission at 1-800-SEC-0330 for further information on the operation of its public reference rooms. Our filings, including the Registration Statement, will also be available to you on the Web site maintained by the Commission at sec.gov.


     We intend to furnish our stockholders with annual reports containing financial statements audited by our independent auditors, and make available to our stockholders quarterly reports for the first three quarters of each year containing unaudited interim financial statements.

                                HANDSPRING, INC.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS


                                                              PAGE
                                                              ----
Report of Independent Accountants...........................   F-2
Consolidated Balance Sheets.................................   F-3
Consolidated Statements of Operations.......................   F-4
Consolidated Statements of Stockholders' Deficit and
  Comprehensive Loss........................................   F-5
Consolidated Statements of Cash Flows.......................   F-6
Notes to Consolidated Financial Statements..................   F-7

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of Handspring, Inc.


     In our opinion, the accompanying balance sheets and the related statements of operations, of stockholders' deficit and comprehensive loss and of cash flows present fairly, in all material respects, the financial position of Handspring, Inc. at June 30, 1999 and April 1, 2000 and the results of its operations and its cash flows for the period from July 29, 1998 (date of inception) to June 30, 1999 and for the nine months ended April 1, 2000, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


/s/ PricewaterhouseCoopers LLP


San Jose, California


May 16, 2000

                                HANDSPRING, INC.

                          CONSOLIDATED BALANCE SHEETS

               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)



                                                                                               PRO FORMA
                                                           JUNE 30, 1999    APRIL 1, 2000    APRIL 1, 2000
                                                           -------------    -------------    -------------
                                                  ASSETS
Current assets:
  Cash and cash equivalents..............................     $ 7,533         $ 17,407         $ 18,907
  Short-term investments.................................       6,234               --               --
  Accounts receivable, net...............................          --           13,736           13,736
  Prepaid expenses and other current assets..............         616            1,688            1,688
                                                              -------         --------         --------
     Total current assets................................      14,383           32,831           34,331
Property and equipment, net..............................       1,034            5,033            5,033
Other assets.............................................         214              787              787
                                                              -------         --------         --------
     Total assets........................................     $15,631         $ 38,651         $ 40,151
                                                              =======         ========         ========
                           LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED STOCK
                                    AND STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities:
  Accounts payable.......................................     $ 1,208         $ 17,007         $ 17,007
  Accrued liabilities....................................          67            9,527            9,527
                                                              -------         --------         --------
     Total current liabilities...........................       1,275           26,534           26,534
Long-term liabilities....................................          --               64               64
Redeemable convertible preferred stock, $0.001 par value
  per share, 9,300,000 shares authorized actual and pro
  forma, 8,076,924 and 9,005,430 shares issued and
  outstanding at June 30, 1999 and April 1, 2000,
  respectively; no shares issued or outstanding pro
  forma; (aggregate liquidation preference of $17,972 and
  $27,962 at June 30, 1999 and April 1, 2000,
  respectively; pro forma, nil)..........................      17,972           27,962               --
Commitments and contingencies (Note 7)
Stockholders' equity (deficit):
  Common stock, $0.001 par value per share, 105,000,000
     shares authorized actual and pro forma; 69,365,078
     and 73,833,951 shares issued and outstanding at June
     30, 1999 and April 1, 2000 respectively; 115,253,728
     shares issued and outstanding pro forma.............          69               74              115
  Additional paid-in capital.............................      14,455           96,580          126,001
  Deferred stock compensation............................      (9,745)         (63,458)         (63,458)
  Accumulated other comprehensive income (loss)..........          (6)              48               48
  Accumulated deficit....................................      (8,389)         (49,153)         (49,153)
                                                              -------         --------         --------
     Total stockholders' equity (deficit)................      (3,616)         (15,909)          13,553
                                                              -------         --------         --------
     Total liabilities, redeemable convertible preferred
       stock and stockholders' equity (deficit)..........     $15,631         $ 38,651         $ 40,151
                                                              =======         ========         ========


          See accompanying notes to consolidated financial statements.

                                HANDSPRING, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)


                                                 PERIOD FROM           PERIOD FROM
                                                JULY 29, 1998         JULY 29, 1998       NINE MONTHS
                                             (DATE OF INCEPTION)   (DATE OF INCEPTION)       ENDED
                                              TO JUNE 30, 1999      TO MARCH 31, 1999    APRIL 1, 2000
                                             -------------------   -------------------   -------------
                                                                       (UNAUDITED)
Revenue....................................        $    --               $    --            $ 50,111
                                                   -------               -------            --------
Costs and operating expenses:
  Cost of revenue..........................             --                    --              34,171
  Research and development.................          2,738                 1,137               6,733
  Selling, general and administrative......          2,451                   898              23,888
  Amortization of deferred stock
     compensation(*).......................          3,646                 2,425              26,420
                                                   -------               -------            --------
     Total costs and operating expenses....          8,835                 4,460              91,212
                                                   -------               -------            --------
Loss from operations.......................         (8,835)               (4,460)            (41,101)
Interest and other income, net.............            446                   301                 337
                                                   -------               -------            --------
Net loss...................................        $(8,389)              $(4,159)           $(40,764)
                                                   =======               =======            ========
Basic and diluted net loss per share.......        $ (0.71)              $ (0.36)           $  (1.34)
                                                   =======               =======            ========
Shares used in calculating basic and
  diluted net loss per share...............         11,772                11,451              30,403
                                                   =======               =======            ========
Pro forma basic and diluted net loss per
  share (Note 2)...........................        $ (0.22)                                 $  (0.57)
                                                   =======                                  ========
Shares used in calculating pro forma basic
  and diluted net loss per share (Note
  2).......................................         38,976                                    71,731
                                                   =======                                  ========

(*)Amortization of deferred stock
  compensation:
  Cost of revenue..........................        $   526               $   236            $  4,131
  Research and development.................          1,217                   907               6,789
  Selling, general and administrative......          1,903                 1,282              15,500
                                                   -------               -------            --------
                                                   $ 3,646               $ 2,425            $ 26,420
                                                   =======               =======            ========


          See accompanying notes to consolidated financial statements.

                                HANDSPRING, INC.


              CONSOLIDATED STATEMENTS OF STOCKHOLDERS' DEFICIT AND

                               COMPREHENSIVE LOSS

PERIOD FROM JULY 29, 1998 (DATE OF INCEPTION) TO JUNE 30, 1999 AND FOR THE NINE
                           MONTHS ENDED APRIL 1, 2000


                                 (IN THOUSANDS)



                                                                                            ACCUMULATED
                                              COMMON STOCK     ADDITIONAL     DEFERRED         OTHER
                                             ---------------    PAID-IN        STOCK       COMPREHENSIVE   ACCUMULATED
                                             SHARES   AMOUNT    CAPITAL     COMPENSATION   INCOME (LOSS)     DEFICIT      TOTAL
                                             ------   ------   ----------   ------------   -------------   -----------   --------
Issuance of common stock...................  63,000   $  63     $      7     $      --         $ --         $     --     $     70
Issuance of common stock for services......     90       --           15            --           --               --           15
Issuance of common stock on exercise of
  stock options............................  6,275        6          443            --           --               --          449
Issuance of right to purchase Series A
  convertible preferred stock in connection
  with financing agreement.................     --       --          599            --           --               --          599
Deferred stock compensation................     --       --       13,391       (13,391)          --               --           --
Amortization of deferred stock
  compensation.............................     --       --           --         3,646           --               --        3,646
Unrealized loss on securities..............     --       --           --            --           (6)              --           (6)
Net loss...................................     --       --           --            --           --           (8,389)      (8,389)
                                             ------   ------    --------     ---------         ----         --------     --------
Balances, June 30, 1999....................  69,365      69       14,455        (9,745)          (6)          (8,389)      (3,616)
Issuance of common stock for services......     23       --           15            --           --               --           15
Issuance of common stock on exercise of
  stock options............................  4,446        5        1,977            --           --               --        1,982
Deferred stock compensation................     --       --       80,133       (80,133)          --               --           --
Amortization of deferred stock
  compensation.............................     --       --           --        26,420           --               --       26,420
Unrealized gain on securities..............     --       --           --            --           40               --           40
Foreign currency translation adjustments...     --       --           --            --           14               --           14
Net loss...................................     --       --           --            --           --          (40,764)     (40,764)
                                             ------   ------    --------     ---------         ----         --------     --------
Balances, April 1, 2000....................  73,834   $  74     $ 96,580     $ (63,458)        $ 48         $(49,153)    $(15,909)
                                             ======   ======    ========     =========         ====         ========     ========


          See accompanying notes to consolidated financial statements.

                                HANDSPRING, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)


                                                      PERIOD FROM             PERIOD FROM
                                                     JULY 29, 1998           JULY 29, 1998           NINE MONTHS
                                                  (DATE OF INCEPTION)     (DATE OF INCEPTION)           ENDED
                                                   TO JUNE 30, 1999        TO MARCH 31, 1999        APRIL 1, 2000
                                                  -------------------    ----------------------    ---------------
                                                                            (UNAUDITED)
Cash flows from operating activities:
  Net loss......................................       $ (8,389)                $(4,159)              $(40,764)
  Adjustment to reconcile net loss to net cash
    used in operating activities:
    Depreciation and amortization...............             70                      34                  1,456
    Amortization of deferred stock
      compensation..............................          3,646                   2,425                 26,420
    Amortization of costs associated with
      financing agreement.......................             31                      --                    453
    Amortization of premium or discount on
      short-term investments....................           (108)                    (45)                  (100)
    Stock compensation to non-employees.........             15                      --                     15
    Changes in assets and liabilities:
      Accounts receivable.......................             --                      --                (13,736)
      Prepaid expenses and other current
         assets.................................            (48)                    (33)                (1,491)
      Other assets..............................           (214)                   (204)                  (573)
      Accounts payable..........................            884                     242                 15,799
      Accrued liabilities.......................             67                      29                  9,435
                                                       --------                 -------               --------
         Net cash used in operating
           activities...........................         (4,046)                 (1,711)                (3,086)
                                                       --------                 -------               --------
Cash flows from investing activities:
  Purchases of short-term investments...........        (10,965)                 (9,499)                (1,968)
  Proceeds from maturities or sales of
    short-term investments......................          4,833                     982                  8,308
  Purchases of property and equipment...........           (780)                   (577)                (5,359)
                                                       --------                 -------               --------
         Net cash provided by (used in)
           investing activities.................         (6,912)                 (9,094)                   981
                                                       --------                 -------               --------
Cash flows from financing activities:
  Principal payments on equipment financing
    obligations.................................             --                      --                     (7)
  Issuance of Series A redeemable convertible
    preferred stock, net........................         17,972                  17,972                     --
  Issuance of Series B redeemable convertible
    preferred stock, net........................             --                      --                  9,990
  Proceeds from issuance of common stock........            519                      70                  1,982
                                                       --------                 -------               --------
         Net cash provided by financing
           activities...........................         18,491                  18,042                 11,965
                                                       --------                 -------               --------
         Effect of exchange rate changes on
           cash.................................             --                      --                     14
                                                       --------                 -------               --------
Net increase in cash and cash equivalents.......          7,533                   7,237                  9,874
Cash and cash equivalents:
  Beginning of period...........................             --                      --                  7,533
                                                       --------                 -------               --------
  End of period.................................       $  7,533                 $ 7,237               $ 17,407
                                                       ========                 =======               ========
Supplemental disclosures of non-cash investing
  and financing activities:
  Accounts payable incurred upon acquisition of
    property and equipment......................       $    324                 $    --               $     --
                                                       --------                 -------               --------
  Purchase of property and equipment under
    financing agreement.........................       $     --                 $    --               $     96
                                                       --------                 -------               --------
  Unrealized gain (loss) on securities..........       $     (6)                $    (2)              $     40
                                                       --------                 -------               --------
  Deferred stock compensation...................       $ 13,391                 $ 7,347               $ 80,133
                                                       --------                 -------               --------
  Issuance of right to purchase Series A
    redeemable convertible preferred stock in
    connection with financing agreement.........       $    599                 $    --               $     --
                                                       --------                 -------               --------


          See accompanying notes to consolidated financial statements.

                                HANDSPRING, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

 1. DESCRIPTION OF BUSINESS AND BASIS OF PRESENTATION


     Description of business -- Handspring, Inc. (the "Company") was incorporated in California on July 29, 1998 under the name of JD Technology, Inc. to develop innovative handheld computer devices and related accessories. In November 1998, the Company changed its name to Handspring, Inc. During fiscal year 2000 the Company completed the development of its first handheld computer device, which was named "the Visor." Shipments of the Visor began in October 1999 via the Company's Web site. In March 2000, the Company began shipping its products to selected retailers.



     Principles of consolidation and basis of presentation -- The consolidated financial statements of Handspring, Inc. include the accounts of its wholly-owned subsidiaries. All significant intercompany balances and transactions have been eliminated.



     Stock Split -- On March 16, 2000, the Board of Directors authorized a three-for-one stock split of the outstanding shares of common stock and on May 12, 2000, the Board of Directors authorized a three-for-two stock split of the outstanding shares of common stock. All common share and per share information included in these financial statements has been retroactively adjusted to reflect this stock split.



     Reincorporation -- In May 2000, the Company reincorporated in the State of Delaware. As a result of the reincorporation, the Company is authorized to issue 105,000,000 shares of $0.001 par value common stock and 9,300,000 shares of $0.001 par value preferred stock. The accompanying financial statements reflect the reincorporation.


 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Fiscal year -- During fiscal 1999 our fiscal months coincided with calendar month ends. Effective July 1, 1999, we changed our fiscal year to a 52-53 week fiscal year ending on the Saturday nearest to June 30. Unless otherwise stated, all years and dates refer to our fiscal year and fiscal periods.


     Interim financial information -- The consolidated financial statements for the period from inception to March 31, 1999 are unaudited and should be read in conjunction with the Company's financial statements for the period from July 29, 1998 (date of inception) to June 30, 1999 and for the nine months ended April 1, 2000. Such interim financial statements have been prepared in conformity with the rules and regulations of the Securities and Exchange Commission. Certain disclosures normally included in the financial statements prepared in accordance with accounting principles generally accepted in the United States have been condensed or omitted pursuant to such rules and regulations pertaining to interim financial statements. In the opinion of management, all adjustments (consisting of normal recurring adjustments) necessary for the fair presentation have been included.


     Cash and cash equivalents -- The Company considers all highly liquid debt or equity instruments purchased with an original maturity at the date of purchase of 90 days or less to be cash equivalents.

     Fair value of financial instruments -- Amounts reported for cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities are considered to approximate fair value primarily due to their short maturities.

     Short-term investments -- Short-term investments consist primarily of highly liquid debt securities and commercial paper purchased with an original maturity at the date of purchase of greater than 90 days. Short-term investments are classified as available-for-sale securities and are stated at market value with any temporary difference between an investment's amortized cost and its market value

                                HANDSPRING, INC.

recorded as a separate component of stockholders' equity (deficit) until such gains or losses are realized. Gains or losses on the sales of securities are determined on a specific identification basis.


     Concentration of credit risk -- Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash and cash equivalents, short-term investments and accounts receivable. Risks associated with cash are mitigated by banking and creditworthy institutions.


     The objective of the Company's investment policy is the preservation of capital, the maximization of pre-tax return, and the maintenance of liquidity until funds are needed for use in business operations. Funds are diversified to minimize risk and the inappropriate concentrations of investments. Under policy guidelines, the following are considered eligible investments: obligations of the U.S. government agencies, certain financial institutions and corporations, as well as investment in money market funds. All investments are limited to those highly rated by outside organizations.


     The Company's accounts receivable are derived from revenue earned from customers located primarily in the United States. The Company performs periodic credit evaluations of its open account customers' financial condition and, generally, requires no collateral. The Company maintains an allowance for doubtful accounts receivable based upon the expected collectibility of accounts receivable. At April 1, 2000, three customers accounted for 32%, 31%, and 30% of net receivables. There was no customer which accounted for more than 10% of revenue during the nine months ended April 1, 2000.



     Property and equipment -- Property and equipment, including leasehold improvements, are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, generally one to five years. Leasehold improvements and assets held under capital leases are amortized over the term of the lease or estimated useful lives, whichever is shorter. Assets acquired under capital leases are recorded at the present value of the related lease obligation.



     Long-Lived Assets -- The Company evaluates the recoverability of its long-lived assets in accordance with Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards ("SFAS") No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of. SFAS No. 121 requires recognition of impairment of long-lived assets in the event the net book value of such assets exceeds the future undiscounted cash flows attributable to such assets. The Company assesses the impairment of its long-lived assets when events or changes in circumstances indicate that the carrying value of the assets may not be recoverable.



     Foreign currency translation -- The majority of the Company's operations are denominated in U.S. dollars. For foreign operations with the local currency as the functional currency, assets and liabilities are translated at year-end exchange rates, and statements of operations are translated at the average exchange rates during the year. Gains or losses resulting from foreign currency translation are included as a component of other comprehensive income (loss).



     Income taxes -- The Company accounts for income taxes in accordance with SFAS No. 109, Accounting for Income Taxes. This statement prescribes the use of the liability method whereby deferred tax assets and liabilities are determined based on the differences between financial reporting and tax bases of assets and liabilities and measured at tax rates that will be in effect when the differences are expected to reverse. Valuation allowances are established when necessary to reduce deferred tax assets where it is more likely than not that the deferred tax asset will not be realized.

                                HANDSPRING, INC.

     Stock-based compensation -- The Company accounts for stock compensation arrangements in accordance with provisions of Accounting Principles Board Opinion ("APB") No. 25, Accounting for Stock Issued to Employees, and complies with the disclosure provisions of SFAS No. 123, Accounting for Stock-Based Compensation. Under APB No. 25, unearned stock compensation is based on the difference, if any, on the date of the grant, between the fair value of the Company's common stock and the exercise price. Unearned stock compensation is amortized and expensed in accordance with FASB Interpretation No. 28. The Company accounts for stock issued to non-employees in accordance with the provisions of SFAS No. 123 and Emerging Issues Task Force No. 96-18, Accounting for Equity Instruments that are Issued to Other than Employees for Acquiring, or in Conjunction with Selling Goods and Services.



     Segment reporting -- The FASB issued SFAS No. 131, Disclosures About Segments of an Enterprise and Related Information, which establishes annual and interim reporting standards for an enterprise's business segments and related disclosures about its products, services, geographic areas and major customers. During each of the periods presented, the Company operated in one operating segment with sales primarily in the United States.



     Comprehensive loss -- The FASB issued SFAS No. 130, Reporting Comprehensive Income, which requires an enterprise to report by major components and as a single total, the change in its net assets during the period from non-stockholder sources. Statements of comprehensive loss have been included within the statements of stockholders' deficit.


     Net loss per share -- Basic net loss per share is computed by dividing net loss applicable to common stockholders by the weighted average number of common shares outstanding for the period (excluding shares subject to repurchase). Diluted net loss per common share was the same as basic net loss per common share for all periods presented since the effect of any potentially dilutive securities is excluded as they are anti-dilutive because of the Company's net losses.


     Unaudited pro forma information -- As discussed in Note 6 to the consolidated financial statements, there was an outstanding right to purchase 198,965 shares of Series A redeemable convertible preferred stock at $7.539 per share at April 1, 2000. This right was exercised on May 1, 2000. In addition, upon the closing of the initial public offering, each of the outstanding shares of redeemable convertible preferred stock will convert into three shares of common stock. The pro forma balance sheet presents the Company's balance sheet as if both of these events had occurred at April 1, 2000.


     Pro forma net loss per share -- Pro forma basic and diluted net loss per share is computed by dividing net loss applicable to common stockholders by the weighted average number of common shares outstanding for the period (excluding shares subject to repurchase) and the weighted average number of common shares resulting from the assumed conversion of outstanding shares of redeemable convertible preferred stock, including those redeemable convertible preferred shares assumed to have been purchased under the outstanding right as discussed in the previous paragraph.


     Revenue recognition -- Revenue from sales is recognized when a purchase order has been received, the product has been shipped, the sales price is fixed and determinable and collection of the resulting receivable is probable. Provisions are made at the time the related revenue is recognized for estimated product returns and warranty.



     Shipping and handling fees and costs -- The Company classifies amounts billed to customers for shipping and handling as revenue. Costs incurred by the Company for shipping and handling have been classified as cost of revenue.

                                HANDSPRING, INC.

     Advertising costs -- The cost of advertising is expensed as incurred. For the period from July 29, 1998 (date of inception) to June 30, 1999 and for the nine months ended April 1, 2000 advertising costs totaled $114,000 and $2,727,000, respectively.



     Recently issued accounting pronouncements -- In June 1998, the FASB issued SFAS No. 133, Accounting for Derivatives and Hedging Activities. SFAS No. 133 establishes accounting and reporting standards for derivative investments, including certain derivative instruments embedded in other contracts, and for hedging activities. In July 1999, the FASB issued SFAS No. 137, Accounting for Derivative and Hedging Activities -- Deferral of the Effective Date of FASB Statement No. 133. SFAS No. 137 deferred the effective date of SFAS No. 133 until fiscal years beginning after June 15, 2000. The Company will adopt SFAS No. 133 during fiscal 2001. To date, the Company has not engaged in derivative or hedging activities.



     In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101 ("SAB 101"), Revenue Recognition in Financial Statements. SAB 101 provides guidance for revenue recognition under certain circumstances. SAB 101 is effective for our fiscal year beginning July 2, 2000. Implementation of SAB 101 is not expected to require us to change existing revenue recognition policies and therefore is not expected to have a material effect on the Company's financial position or results of operations.



     In March 2000, the Financial Accounting Standards Board issued Interpretation No. 44 ("FIN 44") Accounting for Certain Transactions Involving Stock Compensation an Interpretation of APB Opinion No. 25. FIN 44 clarifies the application of Opinion 25 for (a) the definition of employee for purposes of applying Opinion 25, (b) the criteria for determining whether a plan qualifies as a noncompensatory plan, (c) the accounting consequences of various modifications to the terms of a previously fixed stock option or award, and (d) the accounting for an exchange of stock compensation awards in a business combination. FIN 44 is effective July 1, 2000, but certain conclusions cover specific events that occur after either December 15, 1998, or January 12, 2000. We believe that the impact of FIN 44 will not have a material affect on our financial position or results of operations.


     Use of estimates -- The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

 3. SHORT-TERM INVESTMENTS


     The fair value and the amortized cost of investments at June 30, 1999 are presented below. There were no short-term investments at April 1, 2000. Fair values are based on quoted market prices obtained from the Company's brokers. All of the Company's investments are classified as available-

                                HANDSPRING, INC.

for-sale, since the Company intends to sell them as needed for operations. The following table presents the unrealized holding gains and losses related to each category of investment securities:


                                                                     UNREALIZED    UNREALIZED
                                              AMORTIZED    MARKET     HOLDING       HOLDING
                                                COST       VALUE       GAINS         LOSSES
                                              ---------    ------    ----------    ----------
                                                              (IN THOUSANDS)
JUNE 30, 1999
Corporate obligations.......................   $5,248      $5,245       $--           $(3)
Government obligations......................      992         989        --            (3)
                                               ------      ------       ---           ---
                                               $6,240      $6,234       $--           $(6)
                                               ======      ======       ===           ===



     The Company realized no gains or losses on the sale of securities during the period from July 29, 1998 (date of inception) to June 30, 1999. There were no sales of available-for-sale investments during the nine months ended April 1, 2000.


 4. PROPERTY AND EQUIPMENT

     Property and equipment consists of the following:


                                              JUNE 30, 1999     APRIL 1, 2000
                                              -------------    ---------------
                                                       (IN THOUSANDS)
Tooling.....................................     $  633            $ 2,136
Computer and office equipment...............        304              2,090
Furniture and fixtures......................         89              1,407
Software....................................         78                332
Leasehold improvements......................         --                561
                                                 ------            -------
  Total property and equipment..............      1,104              6,526
Less: Accumulated depreciation and
  amortization..............................        (70)            (1,493)
                                                 ------            -------
  Property and equipment, net...............     $1,034            $ 5,033
                                                 ======            =======



     There were no assets acquired under capital leases during fiscal 1999. At April 1, 2000 property, plant and equipment includes $96,000 of computer and office equipment acquired under capital leases. Accumulated amortization of assets under capital leases totaled $14,000 at April 1, 2000.


 5. ACCRUED LIABILITIES

     Accrued liabilities consist of the following:


                                                JUNE 30, 1999    APRIL 1, 2000
                                                -------------    -------------
                                                        (IN THOUSANDS)
Accrued product warranty......................       $--            $3,948
Accrued royalty expense.......................        --             1,867
Accrued compensation and related benefits.....        31               225
Other.........................................        36             3,487
                                                     ---            ------
                                                     $67            $9,527
                                                     ===            ======

                                HANDSPRING, INC.

 6. SUBORDINATED DEBT AND EQUIPMENT LEASE FACILITY


     In June 1999, the Company obtained a subordinated debt facility of $6,000,000, which is available until June 2000. Borrowings under this facility bear interest at 10.0% per annum, and are collateralized by the Company's assets and subordinated to senior indebtedness. Without the lender's consent the Company may not incur any other indebtedness in excess of $1,000,000. The lender, at its sole discretion, has the right to purchase 198,965 shares of Series A redeemable convertible preferred stock at $7.539 per share. The Company valued this right using the Black-Scholes option pricing model, applying an actual life of 11 months, a weighted average risk-free rate of 4.78%, an expected dividend yield of zero percent, an expected volatility of 70% and a deemed fair value of common stock of $1.96 per share. The fair value of the right of $599,000 is being amortized over the period of the agreement. The Company has reserved 198,965 shares of Series A redeemable convertible preferred stock for exercise which shares will automatically convert into common stock in accordance with the terms described in Note 8. Only monthly interest is payable until the earlier of the completion of an initial public offering of the Company's stock or 18 months from the date of any advance under the loan followed by 18 monthly payments of principal and interest. There were no outstanding borrowings at June 30, 1999 or April 1, 2000. The subordinated debt facility prohibits declaration or payment of any cash dividend without the prior consent of the lender.



     In connection with the above agreement, the Company also obtained an equipment and software lease facility of $1,000,000, which is available until September 2000. Equipment leases up to $600,000 under this facility have a 42 month term. Leases for software, tooling, tenant improvements and other costs up to $400,000 under this facility have a 36 month term. All borrowings under this agreement bear interest at 7.5% per annum. There were no outstanding borrowings at June 30, 1999 and $89,000 was outstanding as of April 1, 2000.


 7. COMMITMENTS AND CONTINGENCIES


     The Company leases its facilities under operating leases which expire through August 2004. Under the terms of the leases, the Company is responsible for its share of common area and operating expenses. Collateral for lease payments consists of a payment bond certificate of $150,000, expiring July 7, 2002 and a $400,000 standby letter of credit established on August 3, 1999, and required until the expiration of the lease in August 2004. The payment bond certificate was included in the other assets balance at June 30, 1999. Both the bond certificate and the letter of credit are included in other assets at April 1, 2000.

                                HANDSPRING, INC.

     As of April 1, 2000, the future minimum lease commitments under all leases were as follows:



                                                         CAPITAL    OPERATING
                PERIODS ENDING JUNE 30,                  LEASES      LEASES
                -----------------------                  -------    ---------
                                                            (IN THOUSANDS)
2000 (three months)....................................   $  8       $  463
2001...................................................     31        1,781
2002...................................................     31        1,746
2003...................................................     30        1,661
2004...................................................     --        1,719
2005...................................................     --          288
                                                          ----       ------
Total minimum lease payments...........................    100       $7,658
                                                                     ======
Less: Amounts representing interest....................    (11)
                                                          ----
Present value of minimum lease payments................   $ 89
                                                          ====



     Rent expense under operating leases, net of sublease income, for the period from July 29, 1998 (date of inception) to June 30, 1999 and for the nine months ended April 1, 2000 was $283,000 and $1,026,000, respectively.



     The Company has entered into a purchase agreement with a manufacturer in Malaysia. The contract provides for the manufacturer to supply certain levels of handheld computer products according to rolling forecasts and purchase orders provided by Handspring, Inc. The Company guarantees a minimum production commitment based on this rolling forecast. However, the Company may cancel orders with scheduled delivery greater than 90 days from the date of cancellation without liability. The Company is liable for orders cancelled within 30 days of scheduled delivery. The handheld computer products are to be purchased by a third-party subcontractor. Handspring, Inc. has guaranteed prompt payment of all invoices and charges in the event of default related to said charges by the third-party subcontractor.



     The Company has also entered into an agreement with an outsource provider for telephone-based customer support and technical support. The contract provides for the outsource provider to supply certain levels of support according to a rolling 90-day forecast provided by the Company. The Company may revise the forecast within fifteen days of each subsequent month. The Company is liable for 80% of a given months forecast.


 8. REDEEMABLE CONVERTIBLE PREFERRED STOCK


     At April 1, 2000, the amounts, terms and liquidation values of Series A and Series B redeemable convertible preferred stock are as follows:



                                                                          SHARES OF COMMON    AGGREGATE
                                     SHARES ISSUED AND   AMOUNT, NET OF    STOCK RESERVED    LIQUIDATION
        SERIES          DESIGNATED      OUTSTANDING      ISSUANCE COSTS    FOR CONVERSION    PREFERENCE
        ------          ----------   -----------------   --------------   ----------------   -----------
                                                         (IN THOUSANDS)
A.....................    8,300            8,077            $17,972            36,346          $17,972
B.....................    1,000              928              9,990             4,178            9,990
                          -----            -----            -------            ------          -------
                          9,300            9,005            $27,962            40,524          $27,962
                          =====            =====            =======            ======          =======

                                HANDSPRING, INC.

     At June 30, 1999 only shares of Series A redeemable convertible preferred stock were outstanding.

     Significant terms of the outstanding redeemable convertible preferred stock are as follows:


     - Each share of redeemable convertible preferred stock is convertible into
       4.5 shares of common stock, subject to certain adjustments. Such shares will be converted automatically immediately into common stock prior to the closing of a firm commitment underwritten public offering of at least $20 million and at least $2.39 per share, or upon the written consent of a majority of the shares of preferred stock outstanding at the time of such vote. The stockholders have certain registration rights, and the right to participate in future issuances of the Company's securities.



     - Each share of redeemable convertible preferred stock has voting rights equivalent to the number of shares of common stock into which it is convertible. So long as at least 2,000,000 shares of Series A redeemable convertible preferred stock are outstanding, the holders of the redeemable convertible preferred stock, voting together as a separate class, are entitled to elect two directors of the Company. The holders of common stock, voting together as a separate class, are also entitled to elect two directors of the Company. Remaining directors are elected jointly by all stockholders. So long as any shares of redeemable convertible preferred stock are outstanding, the Company shall not, without the approval of a majority of the then outstanding redeemable convertible preferred stock, (i) amend its articles of incorporation or bylaws in any manner that would change or affect the rights, preferences, privileges or restrictions of the redeemable convertible preferred stock,
       (ii) authorize any other equity security having rights or preferences senior to or on a parity with the redeemable convertible preferred stock as to dividend rights, liquidation preferences, redemption or voting,
       (iii) effect any merger or other transaction that would result in a change in the majority voting control of the Company, (iv) sell all or substantially all of the assets in a single transaction or series of transactions, liquidate or dissolve or (v) declare or pay any dividends, other than dividends payable solely in shares of the Company's own common stock. So long as any shares of a particular series of redeemable convertible preferred stock remain outstanding, the Company shall not, without the approval of a majority of the then outstanding shares of the particular series of redeemable convertible preferred stock, authorize additional shares of such series of redeemable convertible preferred stock.



     - Stockholders are entitled to receive noncumulative dividends at the per annum rate of $0.0892 per share for Series A redeemable convertible preferred stock and $0.4308 per share for Series B redeemable convertible preferred stock, when and if declared by the Board of Directors. If after dividends have been fully paid or declared and set apart for the redeemable convertible preferred stock, the Company declares additional dividends in the same year, then the holders of redeemable convertible preferred stock will also be entitled to participate in the additional dividends on common stock based on the number of shares of common stock held on an as-if converted basis. No dividends have been declared in the period from inception to April 1, 2000.



     - In the event of liquidation, dissolution or winding up of the Company, holders of Series A and Series B redeemable convertible preferred stock are entitled to receive the original issue price ($2.23 per share and $10.77 per share, respectively), plus any declared and unpaid dividends with respect to such shares. If the assets and funds to be distributed are insufficient to permit

                                HANDSPRING, INC.

       full payment of the preferential amount, then the funds shall be distributed on an equal priority, pro rata basis to the redeemable convertible preferred stockholders. Upon completion of the distribution to the redeemable convertible preferred stockholders, the holders of the common stock will receive all remaining assets of the corporation. A reorganization, consolidation or merger of the Company with another company or a sale of all or substantially all of the assets of the Company is deemed to be a liquidation, dissolution or winding up of the Company.


9. COMMON STOCK


     Common stock issued to the founders is subject to repurchase agreements whereby the Company has the option to repurchase unvested shares upon termination of employment at the original issue price. These shares vest 20% at the date of the agreements, an additional 20% on July 13, 1999, 1.667% per month thereafter and an additional 25% in the event of an acquisition or merger of the Company. There were 50,400,000 and 29,398,320 shares of the founders' common stock subject to repurchase by the Company at June 30, 1999 and April 1, 2000, respectively. The Company has the right of first refusal should any common stockholder decide to sell shares. In addition, if the Company does not exercise its first refusal right with respect to common stock proposed to be sold by the founders, the preferred stockholders have the right to participate in the sale of stock by the founders.



     The Company issued 90,000 and 22,500 shares of common stock for services during fiscal 1999 and the nine months ended April 1, 2000, respectively. The per share price of these shares was equal to the fair value of the common stock, as determined by the Board of Directors, on the date the Board of Directors approved the stock issuances.


Common Stock Reserved for Issuance


     The Company has 105,000,000 shares of common stock authorized, of which 69,365,078 and 73,833,951 were issued and outstanding as of June 30, 1999 and April 1, 2000, respectively. Common stock reserved for future issuances is as follows:



                                                JUNE 30, 1999    APRIL 1, 2000
                                                -------------    -------------
                                                        (IN THOUSANDS)
Issuance under stock options..................     15,533           28,336
Conversion of redeemable convertible preferred
  stock.......................................     36,346           40,524
Exercise of right to purchase redeemable
  convertible preferred stock.................        895              895
                                                   ------           ------
  Total shares reserved.......................     52,774           69,755
                                                   ======           ======



Stock Option Plans



     Under the 1998 Equity Incentive Plan (the "1998 Plan"), the Company may grant options to purchase up to 28,707,693 shares of common stock to employees, officers, directors and consultants. Options granted under the 1998 Plan may be either incentive stock options or nonqualified stock options. Incentive stock options ("ISO") may be granted only to Company employees (including officers and directors who are also employees). Nonqualified stock options ("NSO") may be granted to Company employees, officers, directors, and consultants. Options under the 1998 Plan may be

                                HANDSPRING, INC.

granted at prices no less than 85% of the estimated fair value of the shares at the date of grant, provided, however, that (i) the exercise price of an ISO shall not be less than 100% of the fair value of the shares on the date of grant, and (ii) the exercise price of any option granted to a 10% shareholder shall not be less than 110% of the fair value of the shares on the date of grant, respectively. Options generally vest 25% one year from the vest start date and ratably over the next 36 months and expire 10 years (five years in certain instances) from the date of grant. Options granted prior to December 1999 are immediately exercisable, and options granted on or after December 1999 are generally exercisable only as the shares underlying the option become vested. Shares issued upon exercise of options that are unvested are subject to repurchase by the Company upon termination of that option recipient's services to the Company. The Company is not obligated to repurchase such unvested shares. The repurchase price is the original exercise price, proportionately adjusted for any stock split or similar change in the capital structure of the Company. A stockholder who holds unvested shares is entitled to vote those shares and is entitled to receive dividends declared on those shares, but may not freely sell the shares until they become vested. There were 6,275,078 and 5,463,268 shares issued under the 1998 Plan outstanding at June 30, 1999 and April 1, 2000 that were subject to repurchase, respectively.



     The 1999 Executive Equity Incentive Plan was adopted by the Company during August 1999. A total of 10,350,000 shares of common stock has been reserved for issuance under the 1999 Executive Equity Incentive Plan. The terms of options issued under the 1999 Executive Equity Incentive Plan are generally the same as those that may be issued under the 1998 Equity Incentive Plan. There were 1,719,373 shares issued under the 1999 Executive Equity Incentive Plan that were subject to repurchase at April 1, 2000.



     In March 2000, the Board of Directors approved the Company's 2000 Equity Incentive Plan and the 2000 Employee Stock Purchase Plan ("ESPP"), subject to stockholder approval. The Plans become effective on the effective date of the Company's initial public offering. Options granted under the 2000 Equity Incentive Plan may be either incentive stock options or nonqualified stock options. ISOs may be granted only to Company employees (including officers and directors who are also employees). NSOs may be granted to Company employees, officers, directors, consultants, independent contractors and advisors of the Company. All other terms of options issued are generally the same as those that may be issued under the 1999 Executive Equity Incentive Plan. Under the ESPP, eligible employees may purchase common stock through payroll deductions, which may not exceed 10% of any employee's compensation. A total of 750,000 and 15,000,000 shares of common stock have been reserved for issuance under the ESPP and 2000 Equity Incentive Plan, respectively.

                                HANDSPRING, INC.

     Option activity under the 1998 Equity Incentive Plan and 1999 Executive Equity Incentive Plan is as follows:


                                                             OPTIONS OUTSTANDING
                                                         ----------------------------
                                            OPTIONS                       WEIGHTED
                                           AVAILABLE                      AVERAGE
                                           FOR GRANT       SHARES      EXERCISE PRICE
                                          -----------    ----------    --------------
  Authorized............................   21,807,693            --
  Options granted.......................  (18,050,884)   18,050,884        $0.08
  Options exercised.....................           --    (6,275,078)        0.07
                                          -----------    ----------
Balance at June 30, 1999................    3,756,809    11,775,806         0.08
  Authorized............................   17,250,000            --
  Options granted.......................  (13,355,566)   13,355,566         1.61
  Options exercised.....................           --    (4,446,373)        0.45
                                          -----------    ----------
Balance at April 1, 2000................    7,651,243    20,684,999        $0.99
                                          ===========    ==========



     The following table summarizes information concerning options outstanding and exercisable at April 1, 2000:



                                          OPTIONS OUTSTANDING
                              --------------------------------------------
                                              WEIGHTED                           OPTIONS EXERCISABLE
                                               AVERAGE                       ----------------------------
          RANGE OF                            REMAINING        WEIGHTED                       WEIGHTED
          EXERCISE              NUMBER       CONTRACTUAL       AVERAGE         NUMBER         AVERAGE
           PRICES             OUTSTANDING   LIFE (YEARS)    EXERCISE PRICE   EXERCISABLE   EXERCISE PRICE
          --------            -----------   -------------   --------------   -----------   --------------
        $ 0.05..............   7,707,806        8.54            $ 0.05        7,707,806        $0.05
$0.11 - $ 0.17..............   2,149,875        9.12              0.15        2,149,875         0.15
$0.22 - $ 0.44..............   2,789,266        9.41              0.40        2,789,266         0.40
$0.67 - $ 0.89..............   4,023,752        9.70              0.81        2,502,752         0.75
        $ 1.33..............   1,224,000        9.80              1.33               --           --
$1.56 - $ 2.11..............   2,029,950        9.90              1.80               --           --
        $13.33..............     760,350        9.99             13.33               --           --
                              ----------                                     ----------
$0.05 - $13.33..............  20,684,999        9.20            $ 0.99       15,149,699        $0.25
                              ==========                                     ==========


DEFERRED STOCK COMPENSATION


     During the period ended June 30, 1999 and nine months ended April 1, 2000 the Company issued stock options under the 1998 Equity Incentive Equity Plan and the 1999 Executive Equity Incentive Plan at exercise prices deemed by the Board of Directors at the date of grant to be the fair value. For financial statement purposes, the Company has recorded deferred compensation for the difference between the purchase price of the stock issued to employees under stock options and the fair value of the Company's stock at the date of grant. This deferred compensation is amortized to expense over the period during which the Company's right to repurchase the stock lapses or options become exercisable, generally four years. At June 30, 1999 and April 1, 2000, the Company had recorded deferred stock compensation related to these options of $13,391,000 and $93,524,000, respectively, of which $3,646,000 and $26,420,000 has been amortized to expense during the period ended June 30, 1999 and nine months ended April 1, 2000, respectively.


     As discussed in Note 2, the Company accounts for its stock-based compensation using the method prescribed by APB No. 25, Accounting for Stock Issued to Employees. Had the Company

                                HANDSPRING, INC.

determined its stock-based compensation cost based on the fair value at the grant dates for the awards under the method prescribed by SFAS No. 123, the Company's net loss would have been increased to the pro forma amounts indicated below:



                                                     PERIOD FROM
                                                    JULY 29, 1998          NINE MONTHS
                                                 (DATE OF INCEPTION)          ENDED
                                                  TO JUNE 30, 1999        APRIL 1, 2000
                                                 -------------------      -------------
                                                 (IN THOUSANDS, EXCEPT PER SHARE DATA)
Net loss:
  As reported..................................        $(8,389)              $(40,764)
  Pro forma....................................         (8,483)               (41,917)
Basic and diluted net loss per share:
  As reported..................................        $ (0.71)              $  (1.34)
  Pro forma....................................          (0.72)                 (1.38)



     The Company calculated the fair value of each option grant on the date of grant using the Black-Scholes option pricing model and the following assumptions: weighted average expected option term of four years; risk free interest rates of 4.18% to 6.66%; expected dividend yield of zero percent, and a volatility of 70% for the periods above. The weighted average fair value of options granted during the period from July 29, 1998 (date of inception) to June 30, 1999 and the nine months ended April 1, 2000 was $0.76 and $6.65, respectively.


10. INCOME TAXES


     At April 1, 2000, the Company had net operating loss carryforwards of approximately $12,000,000 available to reduce future federal and state taxable income. The carryforwards expire beginning in 2020 for federal and 2007 for state tax purposes unless utilized.



     For federal and state tax purposes, the Company's net operating loss carryforwards may be subject to an annual limitation in the case of a greater than 50% change in stock ownership, as defined by federal and state tax law.


     Temporary differences which gave rise to significant portions of deferred tax assets are as follows:


                                                JUNE 30, 1999    APRIL 1, 2000
                                                -------------    -------------
                                                        (IN THOUSANDS)
Net operating losses..........................     $ 1,716          $ 4,797
Capitalized assets............................          78              326
Tax credit carryforwards......................         223              670
Reserves and other............................          12            2,209
                                                   -------          -------
                                                     2,029            8,002
Valuation allowance...........................      (2,029)          (8,002)
                                                   -------          -------
Net deferred tax asset........................     $    --          $    --
                                                   =======          =======



     A valuation allowance is provided when it is more likely than not that some portion of the deferred tax asset will not be realized. The Company has established a 100% valuation allowance to the extent of its net deferred tax assets as no immediate benefit is expected to be received due to the uncertainty of realizing future tax benefits from its net operating loss carryforwards and other deferred tax assets.

                                HANDSPRING, INC.

     The extent to which the loss carryforwards can be used to offset future taxable income may be limited depending on the extent of ownership changes within any three-year period as provided in the Tax Reform Act of 1986 and the California Conformity Act of 1987.

11. EMPLOYEE BENEFIT PLAN


     Effective January 1, 1999, the Company adopted a 401(k) tax-deferred savings plan (the "Plan") for essentially all of its employees. Eligible employees may make voluntary contributions to the Plan up to 15% of their annual eligible compensation. The Company does not make any matching contributions to the Plan.

                                HANDSPRING LOGO

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table sets forth the various expenses in connection with the sale and distribution of the securities being registered, other than the underwriting discounts and commissions. All amounts shown are estimates, except the Securities and Exchange Commission Registration Fee and the National Association of Securities Dealers, Inc. Filing Fee.


Securities and Exchange Commission Registration Fee.........  $   79,200
National Association of Securities Dealers Filing Fee.......      30,500
Nasdaq National Market Listing Fee..........................      90,000
Blue Sky Fees and Expenses..................................       5,000
Transfer Agent and Registrar Fees...........................      15,000
Accounting Fees and Expenses................................     450,000
Legal Fees and Expenses.....................................     500,000
Printing Expenses...........................................     250,000
Miscellaneous...............................................      80,300
                                                              ----------
          Total.............................................  $1,500,000
                                                              ==========


ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Section 145 of the Delaware General Corporation authorizes a court to award, or the board of directors of a corporation to grant, indemnity to directors and officers in terms sufficiently broad to permit indemnification under certain circumstances for liabilities, including reimbursement for expenses incurred, arising under the Securities Act of 1933.

     As permitted by the Delaware General Corporation Law, the Registrant's Certificate of Incorporation provides that its directors shall not be liable to the Registrant or its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent that the exculpation from liabilities is not permitted under the Delaware General Corporation Law as in effect at the time such liability is determined. As permitted by the Delaware General Corporation Law, the Bylaws of the Registrant provide that the Registrant shall indemnify its directors to the full extent permitted by the laws of the State of Delaware.

     The Registrant has also entered into indemnification agreements with its directors and officers obligating the Registrant to indemnify such directors and officers against losses incurred in connection with certain claims in their capacities as agents of the Registrant. The Underwriting Agreement provides for the indemnification of officers and directors of the Registrant by the Underwriters against certain liabilities.

     The Registrant is in the process of obtaining directors and officers liability insurance.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

     Since our inception in July 1998 to the effective date of this Registration Statement, we have issued and sold the following unregistered securities, all of which reflect the two-for-one stock split effected in October 1998 and the three-for-one stock split effected in March 2000:


          1. On August 20, 1998, we issued and sold 40,950,000 shares of common stock to Jeffrey C. Hawkins for a purchase price of $45,500 in cash.

          2. On August 21, 1998, we issued and sold 22,050,000 shares of common stock to Donna L. Dubinsky for a purchase price of $24,500 in cash.



          3. On October 22, 1998, we issued and sold 8,076,924 shares of Series A preferred stock, which are convertible into 36,346,158 shares of common stock, to four venture capital funds for a total purchase price of $18,011,541 in cash.



          4. On May 25, 1999, we issued and sold 90,000 shares of common stock to Pimlico Software, Inc. in consideration of consulting services rendered.



          5. On June 10, 1999, we granted Comdisco, Inc. a right to purchase 198,965 shares of Series A preferred stock at a price of $7.539 per share, under a Subordinated Loan and Security Agreement dated June 10, 1999. On May 1, 2000, Comdisco exercised this right. These shares of Series A preferred stock are convertible into 895,342 shares of common stock.



          6. On July 7, 1999, we issued and sold 928,506 shares of Series B preferred stock, which are convertible into 4,178,277 shares of common stock, to four venture capital funds and one corporate investor for a total purchase price of $10,000,010 in cash.



          7. On November 23, 1999, we issued and sold 11,250 shares of common stock to a consultant in consideration for consulting services rendered in connection with establishing our customer support call center.



          8. On November 24, 1999, we issued and sold 11,250 shares of common stock to a consultant in consideration for consulting services rendered in connection with establishing our customer support call center.



          9. As of April 30, 2000, we had issued 9,022,328 shares of common stock to employees upon exercise of options under our 1998 Equity Incentive Plan, with exercise prices ranging from $0.05 to $0.89 per share. As of April 30, 2000, there were 15,781,106 shares of common stock issuable upon exercise of outstanding options under our 1998 Equity Incentive Plan, with exercise prices ranging from $0.05 to $13.33 per share.



          10. As of April 30, 2000, we had issued 1,719,373 shares of common stock to employees upon exercise of options under our 1999 Executive Equity Incentive Plan, with exercise prices ranging from $0.44 to $0.89 per share. As of April 30, 2000, there were 4,958,643 shares of common stock issuable upon exercise of outstanding options under our 1999 Executive Equity Incentive Plan, with exercise prices ranging from $0.22 to $13.33 per share.



     All of the 8,275,889 outstanding shares of Series A preferred stock and all of the 928,506 outstanding shares of Series B preferred stock will automatically convert on a nine-for-two basis into shares of common stock upon the consummation of this offering.


     The sales and issuances of securities listed above, other than the sales and issuances in Item 9, were deemed to be exempt from registration under
Section 4(2) of the Securities Act or Regulation D thereunder as transactions not involving a public offering. The sales and issuances of securities listed above in Item 9 were deemed to be exempt from registration under the Securities Act by virtue of Rule 701 promulgated under Section 3(b) of the Securities Act of 1933 as transactions pursuant to compensation benefit plans and contracts relating to compensation. All of the foregoing securities are deemed restricted securities for purposes of the Securities Act.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

     (a) The following exhibits are filed herewith:


EXHIBIT
NUMBER                            EXHIBIT TITLE
-------                           -------------
 1.1       Form of Underwriting Agreement
 3.1       Certificate of Incorporation as filed March 27, 2000*
 3.2       Form of First Amended and Restated Certificate of
           Incorporation to be effective before closing of the offering
 3.3       Form of Second Amended and Restated Certificate of
           Incorporation to be effective upon the closing of the
           offering*
 3.4       Bylaws*
 3.5       Restated Bylaws
 4.1       Specimen Common Stock Certificate
 4.2       Amended and Restated Investors' Rights Agreement dated July
           7, 1999
 5.1       Opinion of Fenwick & West LLP
10.1       Form of Indemnity Agreement entered into between the
           Registrant and all executive officers and directors
10.2       1998 Equity Incentive Plan
10.3       1999 Executive Equity Incentive Plan
10.4       Form of 2000 Equity Incentive Plan
10.5       Form of 2000 Employee Stock Purchase Plan
10.6       Single Tenant Absolute Net Lease between Registrant and
           Chan-Paul Partnership dated June 22, 1999*
10.7       Software License Agreement between Palm Computing, Inc. and
           Registrant dated September 24, 1998, as amended+*
10.8       Subordinated Loan and Security Agreement between Registrant and Comdisco, Inc. dated June 10, 1999*
10.9       International Manufacturing Contract between Registrant and
           Flextronics (Malaysia) SDN.BHD dated June 29, 1999+*
10.10      Founder's Restricted Stock Purchase Agreement between
           Registrant and Donna Dubinsky dated August 21, 1998*
10.11      Founder's Restricted Stock Purchase Agreement between
           Registrant and Jeff Hawkins dated August 20, 1998*
10.12      Offer Letter of Employment between Registrant and Bernard
           Whitney dated May 31, 1999*
10.13      Stock Option Agreement between Registrant and Edward
           Colligan dated October 12, 1998*
10.14      Lease between Registrant and Spieker Properties, L.P. dated
           April 24, 2000
21.1       List of Subsidiaries of Registrant
23.1       Consent of Fenwick & West LLP (See Exhibit 5.1)
23.2       Consent of PricewaterhouseCoopers LLP
23.3       Consent of Dataquest
23.4       Consent of International Data Corporation
24.1       Power of Attorney (see page II-5 of this Registration
           Statement as filed on March 31, 2000)*
24.2       Power of Attorney for Kim B. Clark

EXHIBIT
NUMBER                            EXHIBIT TITLE
-------                           -------------
24.3       Power of Attorney for Mitchell E. Kertzman
27.1       Financial Data Schedule


-------------------------

 * Previously filed


 + Confidential treatment has been requested for certain portions of this document pursuant to an application for confidential treatment sent to the Securities and Exchange Commission. Such portions are omitted from this filing and filed separately with the Securities and Exchange Commission.

     (b) The following financial statement schedule is filed herewith:

        Schedule II -- Valuation and Qualifying Accounts

        Report of Independent Accountants on Schedule

     Other financial statement schedules are omitted because the information called for is not required or is shown either in the financial statements or the notes thereto.

ITEM 17. UNDERTAKINGS.

     (a) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described under "Item 14 -- Indemnification of Directors and Officers" above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     (b) The undersigned Registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          (2) For the purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (c) The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Mountain View, State of California, on the 16th day of May, 2000.


                                          HANDSPRING, INC.

                                          By:    /s/ BERNARD J. WHITNEY

                                            ------------------------------------
                                                     Bernard J. Whitney
                                                  Chief Financial Officer

     Pursuant to the requirements of the Securities Act of 1933, this Amendment Registration Statement has been signed by the following persons in the capacities and on the date indicated.


                      SIGNATURE                                     TITLE                   DATE
                      ---------                                     -----                   ----

PRINCIPAL EXECUTIVE OFFICER:

               /s/ DONNA L. DUBINSKY*                    President, Chief Executive     May 16, 2000
-----------------------------------------------------      Officer and a Director
                  Donna L. Dubinsky

PRINCIPAL FINANCIAL OFFICER AND PRINCIPAL ACCOUNTING
OFFICER:

               /s/ BERNARD J. WHITNEY                    Chief Financial Officer        May 16, 2000
-----------------------------------------------------
                 Bernard J. Whitney

ADDITIONAL DIRECTORS:

               /s/ JEFFREY C. HAWKINS*                   Director                       May 16, 2000
-----------------------------------------------------
                 Jeffrey C. Hawkins

                 /s/ L. JOHN DOERR*                      Director                       May 16, 2000
-----------------------------------------------------
                    L. John Doerr

               /s/ BRUCE W. DUNLEVIE*                    Director                       May 16, 2000
-----------------------------------------------------
                  Bruce W. Dunlevie

                  /s/ KIM B. CLARK                       Director                       May 16, 2000
-----------------------------------------------------
                    Kim B. Clark

              /s/ MITCHELL E. KERTZMAN                   Director                       May 16, 2000
-----------------------------------------------------
                Mitchell E. Kertzman

             *By: /s/ BERNARD J. WHITNEY
 ---------------------------------------------------
                 Bernard J. Whitney
                  Attorney-in-Fact

                                  SCHEDULE II



                                HANDSPRING, INC.


                            VALUATION AND QUALIFYING ACCOUNTS



                                    BALANCE AT      CHARGED TO COSTS                   BALANCE AT
                                   JUNE 30, 1999      AND EXPENSES      DEDUCTIONS    APRIL 1, 2000
                                   -------------    ----------------    ----------    -------------
Allowance for Bad Debt...........      $ --             $131,147         $(81,147)       $50,000

                                 EXHIBIT INDEX


EXHIBIT
NUMBER                            EXHIBIT TITLE
-------                           -------------
 1.1       Form of Underwriting Agreement
 3.1       Certificate of Incorporation as filed March 27, 2000*
 3.2       Form of First Amended and Restated Certificate of
           Incorporation to be effective before closing of the offering
 3.3       Form of Second Amended and Restated Certificate of
           Incorporation to be effective upon the closing of the
           offering*
 3.4       Bylaws*
 3.5       Restated Bylaws
 4.1       Specimen Common Stock Certificate
 4.2       Amended and Restated Investors' Rights Agreement dated July
           7, 1999
 5.1       Opinion of Fenwick & West LLP
10.1       Form of Indemnity Agreement entered into between the
           Registrant and all executive officers and directors
10.2       1998 Equity Incentive Plan
10.3       1999 Executive Equity Incentive Plan
10.4       Form of 2000 Equity Incentive Plan
10.5       Form of 2000 Employee Stock Purchase Plan
10.6       Single Tenant Absolute Net Lease between Registrant and
           Chan-Paul Partnership dated June 22, 1999*
10.7       Software License Agreement between Palm Computing, Inc. and
           Registrant dated September 24, 1998, as amended+*
10.8       Subordinated Loan and Security Agreement between Registrant and Comdisco, Inc. dated June 10, 1999*
10.9       International Manufacturing Contract between Registrant and
           Flextronics (Malaysia) SDN.BHD dated June 29, 1999+*
10.10      Founder's Restricted Stock Purchase Agreement between
           Registrant and Donna Dubinsky dated August 21, 1998*
10.11      Founder's Restricted Stock Purchase Agreement between
           Registrant and Jeff Hawkins dated August 20, 1998*
10.12      Offer Letter of Employment between Registrant and Bernard
           Whitney dated May 31, 1999*
10.13      Stock Option Agreement between Registrant and Edward
           Colligan dated October 12, 1998*
10.14      Lease between Registrant and Spieker Properties, L.P. dated
           April 24, 2000
21.1       List of Subsidiaries of Registrant
23.1       Consent of Fenwick & West LLP (See Exhibit 5.1)
23.2       Consent of PricewaterhouseCoopers LLP
23.3       Consent of Dataquest
23.4       Consent of International Data Corporation
24.1       Power of Attorney (see page II-5 of this Registration
           Statement as filed on March 31, 2000)*
24.2       Power of Attorney for Kim B. Clark

EXHIBIT
NUMBER                            EXHIBIT TITLE
-------                           -------------
24.3       Power of Attorney for Mitchell E. Kertzman
27.1       Financial Data Schedule


-------------------------

 * Previously filed



 + Confidential treatment has been requested for certain portions of this document pursuant to an application for confidential treatment sent to the Securities and Exchange Commission. Such portions are omitted from this filing and filed separately with the Securities and Exchange Commission.